     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 26, 1996
                                                       REGISTRATION NO.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                         NATIONAL FIBERSTOK CORPORATION
             (Exact name of registrant as specified in its charter)

          DELAWARE                       2677                       23-2574778
(State or other jurisdiction       (Primary Standard             (I.R.S. Employer
             of                       Industrial               Identification No.)
      incorporation or        Classification Code Number)
       organization)

                           --------------------------
                                 (314) 344-8000
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                           --------------------------
                               ROBERT B. WEBSTER
                            CHIEF FINANCIAL OFFICER
                         NATIONAL FIBERSTOK CORPORATION
                          5775 PEACHTREE DUNWOODY ROAD
                                   SUITE C150
                             ATLANTA, GEORGIA 30342
                            (404) 256-1123, EXT. 309
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                           --------------------------
                                   COPIES TO:

    Mr. David E. King            Frank L. Schiff, Esq.
  McCown De Leeuw & Co.              White & Case
   101 East 52nd Street       1155 Avenue of the Americas
        31st Floor           New York, New York 10036-2787
 New York, New York 10022           (212) 819-8752
      (212) 355-5500

                           --------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /
                           --------------------------
                        CALCULATION OF REGISTRATION FEE

                                                            PROPOSED       PROPOSED
             TITLE OF EACH                                  OFFERING       AGGREGATE      AMOUNT OF
           NOTE OF SECURITIES              AMOUNT TO BE      PRICE      OFFERING PRICE   REGISTRATION
            TO BE REGISTERED                REGISTERED    PER NOTE (1)        (1)            FEE
11 5/8% Series B Senior Notes due
 2002...................................   $100,000,000       100%       $100,000,000     $34,482.76
Guarantees of each of the
 Guarantors(2)..........................       (3)            (3)             (3)          None (3)

(1) In accordance with Rule 457(f)(2), the registration fee is calculated based on the book value, which has been computed as of July 26, 1996, of the outstanding 11 5/8 Senior Notes due 2002 of National Fiberstok Corporation to be cancelled in the exchange transaction hereunder.

(2) The 11 5/8 Senior Notes due 2002 of National Fiberstok Corporation being registered will be guaranteed by each of National Fiberstok Corporation's subsidiaries: Label Art, Inc., InfoSeal International, Inc., Government Forms and Systems, Inc., Putnam Graphic Innovations, Inc., Short Run Labels, Inc., Boharb Corporation and A/L Systems, Inc.

(3) No additional consideration will be paid by the recipients of the 11 5/8 Senior Notes due 2002 for the Guarantees. Pursuant to Rule 437(n) under the Securities Act of 1933, no separate fee is payable for the Guarantees.
                         ------------------------------

    The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                               OTHER REGISTRANTS

                                                        PRIMARY STANDARD                   ADDRESS, INCLUDING ZIP
                                         JURISDICTION      INDUSTRIAL      IRS EMPLOYER  CODE AND TELEPHONE NUMBER
                                              OF         CLASSIFICATION    IDENTIFICATION  INCLUDING AREA CODE, OF
NAME OF CORPORATION                     INCORPORATION      CODE NUMBER        NUMBER     PRINCIPAL EXECUTIVE OFFICE
- --------------------------------------  --------------  -----------------  ------------  --------------------------
                                                                                              1 Riverside Way
                                                                                              Wilton, NH 03086
Label Art, Inc........................     Delaware           2799          02-0263991         (603) 654-6131
                                                                                          1825 Blue Hills Circle,
                                                                                                    N.E.
                                                                                             Roanoke, VA 24012
InfoSeal International, Inc...........     Delaware           2761          54-1737450         (540) 853-8000
                                                                                          1825 Blue Hills Circle,
                                                                                                    N.E.
                                                                                             Roanoke, VA 24012
Government Forms and Systems, Inc.....     Delaware           2761          13-2912960         (540) 853-8000
                                                                                          1825 Blue Hills Circle,
                                                                                                    N.E.
                                                                                             Roanoke, VA 24012
Putnam Graphic Innovations, Inc.......     Delaware           2761          13-3323623         (540) 853-8000
                                                                                            1681 Industrial Way
                                                                                            San Carlos, CA 94070
Short Run Labels, Inc.................     Delaware           2799          94-3185354         (415) 592-7683
                                                                                              1 Riverside Way
                                                                                             Wilton, N.H. 03086
Boharb Corporation....................     Delaware           2799          02-0371660         (603) 654-6131
                                                                                              1 Riverside Way
                                                                                             Wilton, N.H. 03086
A/L Systems, Inc......................     Delaware           2799          02-0371688         (603) 654-6131

                         NATIONAL FIBERSTOK CORPORATION
                             CROSS REFERENCE SHEET
               PURSUANT TO ITEM 501(B) OF REGULATION S-K SHOWING
                           LOCATION IN PROSPECTUS OF
                               ITEMS OF FORM S-4

       A.  INFORMATION ABOUT THE TRANSACTION
       1.  Forepart of Registration Statement and       Outside  Front Cover  Page; Cross Reference
           Outside Front Cover Page of Prospectus.....  Sheet; Inside Front Cover Page
       2.  Inside Front and Outside Back Cover Pages    Inside Front Cover Page; Outside Back Cover
           of Prospectus..............................  Page
       3.  Risk Factors, Ratio of Earnings to Fixed     Prospectus Summary; Risk Factors; Unaudited
           Charges and Other Information..............  Pro   Forma   Financial   Data;    Selected
                                                          Historical   Financial   Data   (National
                                                          Fiberstok Corporation); Selected
                                                          Historical  Consolidated  Financial  Data
                                                          (Transkrit Corporation)
       4.  Terms of the Transaction...................  Prospectus  Summary;  The  Exchange  Offer;
                                                          Certain United States Federal Income  Tax
                                                          Consequences; Description of the Notes
       5.  Pro Forma Financial Information............  Prospectus    Summary;   The   Transaction;
                                                        Unaudited Pro Forma Consolidated  Financial
                                                          Data
       6.  Material Contacts with the Company Being     Not Applicable
           Acquired...................................
       7.  Additional Information Required for          Not Applicable
           Reoffering by Persons and Parties Deemed to
           be Underwriters............................
       8.  Interests of Named Experts and Counsel.....  Not Applicable
       9.  Disclosure of Commission Position on         Not Applicable
           Indemnification for Securities Act
           Liabilities................................
       B.  INFORMATION ABOUT THE REGISTRANTS
      10.  Information with Respect to S-3              Not Applicable
           Registrants................................
      11.  Incorporation of Certain Information by      Not Applicable
           Reference..................................
      12.  Information with Respect to S-2 or S-3       Not Applicable
           Registrants................................
      13.  Incorporation of Certain Information by      Not Applicable
           Reference..................................
      14.  Information with Respect to Registrants      Prospectus    Summary;   The   Transaction;
           Other Than S-2 or S-3 Registrants..........  Capitalization; Selected Historical
                                                          Financial   Data   (National    Fiberstok
                                                          Corporation); Selected Historical
                                                          Consolidated  Financial  Data  (Transkrit
                                                          Corporation); Management's Discussion and
                                                          Analysis  of   Financial  Condition   and
                                                          Results of Operations; Business;
                                                          Management; Certain Related Transactions;
                                                          Description  of the Notes; Description of
                                                          New  Credit  Facility;  Financial  State-
                                                          ments

       C.  INFORMATION ABOUT THE COMPANY BEING
           ACQUIRED
      15.  Information with Respect to S-3              Not Applicable
           Companies..................................
      16.  Information with Respect to S-2 or S-3       Not Applicable
           Companies..................................
      17.  Information with Respect to Companies Other  Not Applicable
           Than S-2 or S-3 Companies..................
       D.  VOTING AND MANAGEMENT INFORMATION
      18.  Information if Proxies, Consents or          Not Applicable
           Authorizations are to be Solicited.........
      19.  Information if Proxies, Consents or          Management; Certain Related Transactions
           Authorizations are not to be Solicited or
           in an Exchange Offer.......................

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JULY 26, 1996

PROSPECTUS

                         NATIONAL FIBERSTOK CORPORATION

                               OFFER TO EXCHANGE
                    11 5/8% SENIOR NOTES DUE 2002, SERIES B
          FOR ALL OUTSTANDING 11 5/8% SENIOR NOTES DUE 2002, SERIES A

                               THE EXCHANGE OFFER
                 WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,
                   ON                 , 1996, UNLESS EXTENDED
                             ---------------------

    National Fiberstok Corporation, a Delaware corporation (the "Company" or "NFC"), a wholly-owned subsidiary of DEC International, Inc., a Delaware corporation ("DEC"), hereby offers, upon the terms and subject to conditions set forth in this Prospectus (the "Prospectus") and the accompanying Letter of Transmittal (the "Letter of Transmittal"; together with the Prospectus, the "Exchange Offer"), to exchange up to an aggregate principal amount of $100,000,000 of its 11 5/8% Senior Notes Due 2002, Series B (the "New Notes") for up to an aggregate principal amount of $100,000,000 of its outstanding 11 5/8% Senior Notes Due 2002, Series A (the "Old Notes"). The terms of the New Notes are identical in all material respects to those of the Old Notes, except for certain transfer restrictions and registration rights relating to the Old Notes. The New Notes will be issued pursuant to, and entitled to the benefits of, the Indenture (as defined) governing the Old Notes. The New Notes and the Old Notes are sometimes referred to collectively as the "Notes."

    Interest on the New Notes will accrue from the date of issuance thereof (the "Issue Date") at the rate of 11 5/8% PER ANNUM and will be payable semi-annually in arrears on each June 15 and December 15, commencing on December 15, 1996. The New Notes will be redeemable, at NFC's option, in whole at any time or in part from time to time, on or after June 15, 1999 at the redemption prices set forth herein, plus accrued and unpaid interest, if any, thereon to the date of redemption. In addition, at any time or from time to time, on or prior to June 15, 1999, NFC may, at its option, use the net cash proceeds of one or more Public Equity Offerings (as defined herein) to redeem up to $35.0 million aggregate principal amount of New Notes at the redemption price set forth herein, plus accrued and unpaid interest, if any, thereon to the date of redemption; provided that at least 65% of the principal amount of New Notes originally issued remains outstanding immediately after giving effect to any such redemption.

    The New Notes will be senior obligations of NFC ranking PARI PASSU in right of payment with all other senior indebtedness of NFC. The New Notes will be guaranteed by each of NFC's subsidiaries (the "Guarantors"). Each Guarantee (as defined herein) will be a senior obligation of the applicable Guarantor, ranking PARI PASSU in right of payment with all other senior indebtedness of such Guarantor. The New Notes and the Guarantees will be effectively subordinated in right of payment to all existing and future secured indebtedness of NFC and the Guarantors. As of June 30, 1996, after giving pro forma effect to the Transactions (as defined herein), NFC and the Guarantors would have had approximately $2.6 million of secured indebtedness outstanding.

    The New Notes will be secured by a first priority lien on and security interest in all of the outstanding capital stock of each of the Guarantors.

    Upon the occurrence of a Change of Control (as defined herein), each holder of the New Notes will have the right to require NFC to purchase all or a portion of such holder's New Notes at a price equal to 101% thereof, plus accrued and unpaid interest, if any, thereon to the date of purchase. In addition, NFC will be obligated to offer to purchase New Notes at 100% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon to the date of purchase in the event of certain asset sales. See "Description of the Notes."
                                                        (CONTINUED ON NEXT PAGE)
                            ------------------------

    SEE "RISK FACTORS", WHICH BEGINS AT PAGE 10, FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PARTICIPANTS IN THE EXCHANGE OFFER.
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION
  OR  ANY STATE SECURITIES COMMISSION PASSED  UPON THE ACCURACY OR ADEQUACY
     OF THIS  PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.
                            ------------------------

               THE DATE OF THIS PROSPECTUS IS            , 1996.

(CONTINUED FROM COVER)

    The Old Notes were originally issued and sold on June 28, 1996 in a transaction not registered under the Securities Act of 1933, as amended (the "Securities Act"), in reliance upon the exemptions provided in Rule 144 A and Regulation D under the Securities Act. Accordingly, the Old Notes may not be reoffered, resold or otherwise pledged, hypothecated or transferred in the United States unless so registered or unless an applicable exemption from the registration requirements of the Securities Act is available.

    The Company will accept for exchange any and all Old Notes which are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City time,
on            , 1996, unless extended by the Company in its sole discretion (the
"Expiration Date"). The Expiration Date will not  in any event be extended to  a
date  later than            , 1996. Tenders of Old Notes may be withdrawn at any
time prior to 5:00 p.m., New York City time, on the Expiration Date. In the event the Company terminates the Exchange Offer and does not accept for exchange any Old Notes with respect to the Exchange Offer, the Company will promptly return the Old Notes to the holders thereof. The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange, but is otherwise subject to certain customary conditions. The Old Notes may be tendered only in integral multiples of $1,000.

    The New Notes are being offered hereunder in order to satisfy certain obligations of the Company contained in the Registration Rights Agreement dated June 28, 1996 (the "Registration Rights Agreement") by and among the Company, the Guarantors and BT Securities Corporation and Donaldson, Lufkin and Jenrette Securities Corporation, as the initial purchasers (the "Initial Purchasers"), with respect to the initial sale of the Old Notes. Based on interpretations by the staff of the Securities and Exchange Commission (the "Commission"), the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by respective holders thereof (other than any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act), provided that the New Notes are acquired in the ordinary course of such holder's business and such holder has no arrangement with any person to participate in the distribution of such New Notes and is not engaged in and does not intend to engage in a distribution of the New Notes. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of the New Notes received in exchange for Old Notes if such New Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

    There has not previously been any public market for the New Notes. The Company does not intend to list the New Notes on any securities exchange or to seek approval for quotation through any automated quotation system. There can be no assurance that an active market for the New Notes will develop. To the extent that an active market for the New Notes does develop, the market value of the New Notes will depend on market conditions (such as yields on alternative investments), general economic conditions, the Company's financial condition, and other factors. Such conditions might cause the New Notes, to the extent that they are actively traded, to trade at a significant discount from face value. See "Risk Factors -- Absence of Public Market."

    The Company will not receive any proceeds from the Exchange Offer. The Company has agreed to pay the expenses incident to the Exchange Offer.

    NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT
CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE NEW NOTES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON.
                            ------------------------

    Until             , 1996 (90 days after commencement of this offering),  all dealers effecting transactions in the New Notes, whether or not participating in this offering, may be required to deliver a Prospectus.

                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-4 (the "Registration Statement") under the Securities Act, with respect to the New Notes. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. Items of information omitted from this Prospectus but contained in the Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the following regional offices of the Commission: Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates.

    As a result of this offering, the Company will become subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In the event that the Company ceases to be subject to the informational requirements of the Exchange Act, the Company has agreed that, so long as any Notes remain outstanding, it will file with the Commission and distribute to holders of the Old Notes or the New Notes, as applicable, copies of the financial information that would have been contained in such annual reports and quarterly reports, including management's discussion and analysis of financial condition and results of operations, that would have been required to be filed with the Commission pursuant to the Exchange Act. See "Description of the Notes -- Certain Covenants
- -- Reports to Holders."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL DATA, INCLUDING THE FINANCIAL STATEMENTS AND NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE STATED IN THIS PROSPECTUS, REFERENCES TO (A) "NFC" SHALL MEAN NATIONAL FIBERSTOK CORPORATION, A DELAWARE CORPORATION, (B) "TRANSKRIT" SHALL MEAN THE FORMER TRANSKRIT CORPORATION, AND ITS SUBSIDIARIES AND (C) THE "COMPANY" SHALL MEAN NFC AND TRANSKRIT AFTER GIVING EFFECT TO THE TRANSACTIONS (AS DEFINED HEREIN). SEE "PROSPECTUS SUMMARY -- THE TRANSACTIONS."

                                  THE COMPANY

    The Company is a leading designer and manufacturer of custom paper-based products for the mailer, direct mail, pressure sensitive label and custom envelope markets. The Company has pursued a strategy of focusing on the rapidly growing markets for non-impact self-mailers, direct mail products and services and custom pressure sensitive labels, while maintaining leading positions in more mature markets such as impact mailers and custom envelopes. The Company's products are grouped into four principal business areas that accounted for the following percentages of pro forma 1995 net sales: impact and non-impact mailer products (31%), direct mail products and services (13%), custom pressure sensitive labels (24%) and custom envelopes (32%). For the latest twelve month period ended March 31, 1996 ("LTM"), the Company had pro forma net sales of $169.3 million and pro forma EBITDA (as defined) of $23.8 million. See "Unaudited Pro Forma Financial Data."

    MAILER PRODUCTS. The Company believes it is the largest U.S. manufacturer of spot carbon impact mailers and has the largest installed base of laser and other non-impact printer compatible mailer systems. Impact mailers are ready-to-mail, multi-part forms, which are widely used to print correspondence such as account statements, invoices, tax notices and utility and medical bills without opening or sealing the envelope. Non-impact mailers are laser printer compatible self-mailer forms which are printed, folded, sealed and mailed as payroll checks, direct deposit statements and vendor remittances. Sales of the Company's non-impact mailers are experiencing rapid growth due to the proliferation of laser and ink-jet printers and the cost effectiveness of mailers versus traditional fold and insert mailing methods. Since 1968, when the Company began manufacturing impact mailers, the Company has been a leader in the development of mailer technology. In 1987, the Company introduced the patented InfoSeal-Registered Trademark- self-mailer system, which led the industry in the development of laser printer compatible mailers. InfoSeal-Registered Trademark-is an integrated, turn-key mailer system utilizing a patented form which is printed and then processed by dedicated equipment that moistens an adhesive and folds the form into a one-piece mailer. The InfoSeal-Registered Trademark-system has the largest installed base of dedicated self-mailer office equipment. With 1995 net sales of $9.5 million, InfoSeal-Registered Trademark- forms have achieved compound annual net sales growth of 56% over the past five years.

    DIRECT MAIL PRODUCTS AND SERVICES. The Company offers a selection of products sold exclusively to the direct mail industry, which includes catalog bind-in order forms, advertising inserts and coupons. The Company also provides customers with direct mail fulfillment, which includes personalization, addressing and mailing services. To complement these products and services, the Company's mailers, envelopes and labels are customized and sold for use in direct mail applications. The Company's array of products and services distinguish it as a one-stop supplier to the direct mail industry, which has grown at a compound annual rate of 6% over the past five years.

    CUSTOM PRESSURE SENSITIVE LABELS. The Company is the largest U.S. manufacturer of custom pressure sensitive labels sold through independent distributors. The Company differentiates itself from its competitors by offering a variety of customized value-added label products aimed at short and medium-run customers. Management believes that the Company is recognized for high quality products, excellent customer service and its ability to respond quickly to time-sensitive customer orders. The Tag and Label Manufacturers Institute estimates that the pressure sensitive label market is growing at a compound annual rate of approximately 10%, and the Company's custom pressure sensitive label products have achieved compound annual net sales growth of 15%, on a pro forma basis, over the past two years.

    CUSTOM ENVELOPES. The Company designs and manufacturers custom envelopes in the growing Southeastern U.S. regional market. The Company has focused on the high value-added specialty segments of the envelope market, placing particular emphasis on the direct mail, photo-finishing and banking industries, where it has established leadership positions. Almost all of the Company's envelope products are specially printed or manufactured to end-user specifications and generally have higher margins than plain commodity envelopes. The Company also produces custom expanding envelopes, pockets, wallets and other products for the professional office. Net sales of the Company's custom envelopes have increased at a compound annual rate of 7% over the past two years.

                             COMPETITIVE STRENGTHS

    The Company's products and market presence distinguish it as one of the leading designers and manufacturers of mailer products, direct mail products and services, custom pressure sensitive labels and custom envelopes. The Company's leading position in these product segments and continued opportunities for growth and operating profitability are attributable to the following competitive strengths:

    -MARKET  LEADER.  The Company is a market leader in most of its core product lines, including mailer products, custom pressure sensitive labels and custom envelopes. In the mailer products and custom pressure sensitive label markets, the Company believes that it is the largest supplier of products sold through independent distributors with market shares significantly in excess of those of its competitors. The Company is a leading supplier of custom envelopes sold directly to end-use customers in the Southeastern region of the U.S.

    -FOCUS ON HIGH VALUE-ADDED PRODUCTS.   Almost all of the Company's  products
     have a high value-added component which differentiates them from lower margin, commodity paper-based products. Substantially all of the Company's pressure sensitive label and envelope products are customized to end-user specifications. Most mailer products and direct mail products and services are also customized to specific customer design or printing requirements. The Company's patented InfoSeal-Registered Trademark- self-mailer system, which generally uses customized forms, provides a value-added, innovative and cost effective system for a wide variety of mail applications.

    -COMPREHENSIVE DIRECT MAIL PRODUCT LINE. The Company produces a broad range of products which target direct mail customers, including impact and non-impact mailers, catalog bind-in order forms, custom pressure sensitive labels and custom envelopes. Combined with the Company's direct mail fulfillment services, these products offer an integrated solution to the direct mail industry which has grown at a compound annual rate of 6% over the past five years.

    -PRODUCT  DEVELOPMENT EXPERTISE.  The Company has a record of successful new product introductions and service enhancements which distinguishes it as a provider of high value-added solution-oriented technologies. Recent examples of this product development expertise include the new, patented InfoSeal-Registered Trademark- desktop folder/sealer which the Company expects will significantly expand the market for the
     InfoSeal-Registered Trademark- system by targeting small businesses and satellite offices of large companies. The Company believes that it is the first manufacturer to develop a self-mailer system targeting this market. The Company has also recently introduced the Label Launch-TM- service, an on-line software package enabling pressure sensitive label customers to electronically process orders and transfer artwork directly to the Company's pre-press and design facilities.

    -DIVERSE DISTRIBUTION  CHANNELS.   The Company  sells its  products  through
     distribution channels which optimize access to respective end-use markets. In its mailer and pressure sensitive label businesses, the Company believes that it is the largest manufacturer selling through independent distributors who provide superior coverage of the Company's small to medium-sized customer base. The Company's catalog bind-in order forms and custom envelopes are sold directly to end-users who, due to exacting specifications and high volume requirements, prefer direct relationships with the manufacturer. The Company's strategic partnership with Xerox Corporation, which recently selected InfoSeal-Registered Trademark- as the non-impact mailer system to be marketed by the Xerox Supplies Group sales force, is expected to enhance distribution to large companies.

                               BUSINESS STRATEGY

    The Company seeks to strengthen its leadership position by focusing on the following core business strategies:

    -EXPAND MARKET FOR THE INFOSEAL-REGISTERED TRADEMARK- SYSTEM. Management believes that the proliferation of laser and other non-impact printing technologies has created a significant new marketing opportunity for the Company's InfoSeal-Registered Trademark- mailer system.
     InfoSeal-Registered Trademark-, which is compatible with laser and other non-impact printers, allows customers to address a variety of mailing requirements more cost effectively than traditional fold and insert methods. To further broaden InfoSeal-Registered Trademark-'s potential markets, the Company has recently developed a new desktop folder/sealer which it expects will address the needs of a broad range of potential customers.

    -CONTINUED  INVESTMENT  IN  GROWING  MARKETS.    The  Company  has  invested
     significant capital resources to develop products serving high growth niche markets, including an estimated $8.0 million in the development of the InfoSeal-Registered Trademark- system and an estimated $4.4 million in state-of-the art equipment to enhance production capabilities for custom pressure sensitive label products. Sales of these two product lines, which accounted for 30% of the Company's pro forma 1995 net sales, achieved compound annual net sales growth of 13% over the past two years.

    -EXPAND AND DEVELOP PRESENCE IN DIRECT MAIL INDUSTRY. The Acquisition will broaden the Company's product and service offerings to the growing direct mail industry. The Company intends to further develop its presence in this market and has made significant capital investments designed to enhance its product offerings for direct mail customers. The Company has recently invested an estimated $5.9 million in state-of-the-art equipment to upgrade and increase production capacity of catalog bind-in order forms and direct mail personalization capabilities. These investments will improve the Company's product and service offerings to its direct mail customers.

    -CROSS-SELL PRODUCTS AND SERVICES. The Company has a dedicated direct sales force through which it sells custom envelopes and direct mail products and services and has strong relationships with its independent distributors through which it sells mailer products and custom pressure sensitive labels. As a result of the Acquisition, the Company will be able to cross-sell a broader range of products through both of these well established distribution channels.

    -CONTINUED COST REDUCTIONS. The Company intends to continue to improve its financial results through the rationalization of operations. The Company's current management team has a successful track record of achieving cost reductions through facility consolidation, improved management information systems and the elimination of redundant corporate and administrative expenses. In connection with the Acquisition, the Company expects to realize approximately $2.3 million of annualized cost savings through raw material purchasing efficiencies and reductions in headcount and operating expenses.

    -PURSUE  COMPLEMENTARY  PRODUCT LINE  ACQUISITIONS.   The  Company  plans to
     pursue acquisitions which complement its existing product lines. Specifically, the Company intends to acquire related direct mail product and fulfillment businesses in order to expand the array of products and services sold to its direct mail customers. To strengthen its leading positions in other key markets, the Company plans to continue to pursue acquisitions of small impact mailer and custom pressure sensitive label manufacturers.

                                 THE INVESTORS

    The controlling stockholder of NFC's parent, DEC, is McCown De Leeuw & Co. ("McCown De Leeuw"), a private investment firm specializing in buying and building middle market businesses such as the Company. McCown De Leeuw has made 28 separate investments since 1983 and has made a number of investments in businesses and markets related to those of the Company. Related industry investments have included: DIMAC Corporation, a full service provider of direct marketing products and services (now a division of Heritage Media Corporation); Eastman Corporation, a contract office products distributor (now a division of Office Depot, Inc.); Graphics Art Center Inc., a specialty printer of marketing communications products and direct mail catalogs (now a division of Mail-Well Inc.); and Specialty Paperboard, Inc., a manufacturer of specialty paper products.

                                THE TRANSACTIONS

    Pursuant to a Stock Purchase Agreement, dated June 19, 1996 (the "Stock Purchase Agreement"), NFC purchased all of the outstanding capital stock of Transkrit from its stockholders on June 28, 1996. The purchase price paid for the capital stock of Transkrit was $86.4 million, and is subject to post-closing adjustment for certain changes in Transkrit's working capital, other net assets, and capital expenditures from the amounts estimated at the closing of the acquisition (the "Acquisition"). (See "The Transactions"). At the closing of the Acquisition, Transkrit was merged with and into NFC.

    Concurrently with the consummation of the Acquisition, (i) the Company issued the Old Notes in an aggregate principal amount of $100,000,000 (the "Initial Offering"); (ii) DEC issued $10.0 million in aggregate liquidation preference of preferred stock and used a portion of the proceeds therefrom to make a capital contribution to the Company of approximately $7.4 million (the "Parent Capital Contribution"), (iii) NFC repaid approximately $23.4 million of existing long-term debt ("Prior Debt") and terminated its existing credit agreement (together, the "Refinancing") and (iv) the Company executed a new senior secured revolving credit facility (the "New Bank Credit Facility"), which provides borrowing availability of up to $20.0 million. The Offering, the Acquisition, the Parent Capital Contribution, the Refinancing and the execution of the New Bank Credit Facility are referred to herein as the "Transactions."

                               THE EXCHANGE OFFER

The New Notes.......................  The forms and terms of the New Notes are identical in all  material respects to the  terms of the Old Notes
                                      for which  they  may  be exchanged  pursuant  to  the
                                      Exchange   Offer,   except   for   certain   transfer
                                      restrictions and registration rights relating to  the
                                      Old  Notes  and except  for certain  penalty interest
                                      provisions relating to the Old Notes described  below
                                      under "-- Terms of the Notes."
The Exchange Offer..................  The   Company   is   offering  to   exchange   up  to
                                      $100,000,000 aggregate  principal amount  of the  New
                                      Notes  for  up  to  $100,000,000  aggregate principal
                                      amount of the Old Notes.  Old Notes may be  exchanged
                                      only in integral multiples of $1,000.
Expiration Date; Withdrawal of        The Exchange Offer will expire at 5:00 p.m., New York
 Tender.............................  City  time, on             , 1996, or such later date
                                      and time to which it is extended by the Company  (the
                                      "Expiration  Date"). The tender of Old Notes pursuant
                                      to the Exchange  Offer may be  withdrawn at any  time
                                      prior  to  the Expiration  Date. The  Expiration Date
                                      will not in  any event  be extended to  a date  later
                                      than              ,  1996. Any Old Notes not accepted
                                      for

                                      exchange for  any  reason will  be  returned  without
                                      expense  to the tendering  holder thereof as promptly
                                      as practicable after the expiration or termination of
                                      the Exchange Offer.
Certain Conditions to the Note
 Exchange Offer.....................  The Exchange Offer  is subject  to certain  customary conditions,  which may be waived  by the Company. See
                                      "The Exchange  Offer  -- Certain  Conditions  to  the
                                      Exchange Offer."
Procedures for Tendering Old          Each  holder  of  Old  Notes  wishing  to  accept the
 Notes..............................  Exchange Offer  must  complete,  sign  and  date  the
                                      Letter  of  Transmittal, or  a facsimile  thereof, in
                                      accordance with the instructions contained herein and
                                      therein, and mail or otherwise deliver such Letter of
                                      Transmittal, or  such facsimile,  together with  such
                                      Old Notes and any other required documentation to the
                                      Exchange  Agent (as defined) at the address set forth
                                      herein. By executing the Letter of Transmittal,  each
                                      holder  will  represent  to the  Company  that, among
                                      other things, (i) any New Notes to be received by  it
                                      will  be  acquired  in  the  ordinary  course  of its
                                      business, (ii) it has no arrangement with any  person
                                      to  participate in the distribution  of the New Notes
                                      and (iii) it  is not  an "affiliate,"  as defined  in
                                      Rule 405 of the Securities Act, of the Company or, if
                                      it   is  an  affiliate,  it   will  comply  with  the
                                      registration and prospectus delivery requirements  of
                                      the Securities Act to the extent applicable.
Interest on the New Notes...........  Interest  on the New Notes  will accrue from the date of issuance (the "Issue Date") at the rate of 11 5/8%
                                      per annum,  and  will  be  payable  semi-annually  in
                                      arrears  on each June 15  and December 15, commencing
                                      December 15, 1996. Holders of the New Notes will also
                                      on December 15, 1996 receive  an amount equal to  the
                                      accrued  interest on  the Old Notes.  Interest on the
                                      Old Notes accepted for exchange will cease to  accrue
                                      upon issuance of the New Notes.
Special Procedures for Beneficial
 Owners.............................  Any  beneficial owner whose  Old Notes are registered in the  name of  a broker,  dealer, commercial  bank,
                                      trust  company  or other  nominee  and who  wishes to
                                      tender such Old  Notes in the  Exchange Offer  should
                                      contact such registered holder promptly instruct such
                                      registered   holder  to  tender  on  such  beneficial
                                      owner's behalf. If  such beneficial  owner wishes  to
                                      tender  on such owner's own  behalf, such owner must,
                                      prior to  completing  and  executing  the  Letter  of
                                      Transmittal and delivering his Old Notes, either make
                                      appropriate arrangements to register ownership of the
                                      Old  Notes in such owner's  name or obtain a properly
                                      completed bond power from the registered holder.  The
                                      transfer    of   registered    ownership   may   take
                                      considerable time and may not be able to be completed
                                      prior to the Expiration Date.
Guaranteed Delivery Procedure.......  Holders of Notes who wish  to tender their Old  Notes and  whose Old Notes are not immediately available or
                                      who cannot  deliver their  Old Notes,  the Letter  of
                                      Transmittal  or any  other documents  required by the
                                      Letter of Transmittal to the Exchange Agent, prior to
                                      the Expiration Date, must tender

                                      their Old Notes according to the guaranteed  delivery
                                      procedures  set  forth  in  "The  Exchange  Offer  --
                                      Guaranteed Delivery Procedures."
Registration Requirements...........  The Company has  agreed to  use its  best efforts  to consummate  by  November  22,  1996,  the  registered
                                      Exchange Offer pursuant to  which holders of the  Old
                                      Notes  will  be  offered an  opportunity  to exchange
                                      their Old  Notes  for the  New  Notes which  will  be
                                      issued   without  legends  restricting  the  transfer
                                      thereof. In the event that applicable interpretations
                                      of the  staff of  the Commission  do not  permit  the
                                      Company  to effect  the Exchange Offer  or in certain
                                      other circumstances, the Company has agreed to file a
                                      Shelf Registration Statement covering resales of  the
                                      Old  Notes and to use its  best efforts to cause such
                                      Shelf Registration Statement to be declared effective
                                      under the  Securities  Act and,  subject  to  certain
                                      exceptions,  keep  such Shelf  Registration Statement
                                      effective  until  three  years  after  the   original
                                      issuance of the Old Notes.
Certain Federal Income Tax
 Considerations.....................  For  a  discussion  of  certain  federal  income  tax considerations relating to  the exchange  of the  New
                                      Notes  for the Old Notes, see "Certain Federal Income
                                      Tax Considerations."
Use of Proceeds.....................  There will be  no proceeds  to the  Company from  the exchange of Notes pursuant to the Exchange Offer.
Exchange Agent......................  Wilmington  Trust Company is  the Exchange Agent. The
                                      address and telephone  number of  the Exchange  Agent
                                      are  set  forth in  "The  Exchange Offer  -- Exchange
                                      Agent."

                               TERMS OF THE NOTES

    The form and terms of the New Notes are the same as the form and terms of the Old Notes except that the New Notes are registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof. See "Description of the Notes."

                                  RISK FACTORS

    See "Risk Factors," which begins at page 10, for a discussion of certain factors that should be considered by participants in the Exchange Offer.

                   SUMMARY UNAUDITED PRO FORMA FINANCIAL DATA
                                  THE COMPANY
    The following summary unaudited pro forma financial data gives pro forma effect in the manner described under "Unaudited Pro Forma Financial Data" and the notes thereto to the Transactions (including $2.3 million of annualized cost savings related to the integration of NFC and Transkrit), as if such transactions had occurred on January 1, 1995 in the case of Income Statement Data and Other Data, and, in the case of Balance Sheet Data, as if the Transactions had occurred on March 31, 1996. The Income Statement Data and Other Data do not purport to represent what the Company's results of operations actually would have been if the Transactions had occurred as of such date or what such results will be for any future periods. The final allocation of purchase price and the resulting amortization expenses in the Income Statement Data will differ from the preliminary estimates for the reasons described in more detail in "Unaudited Pro Forma Financial Data." The information contained in this table should be read in conjunction with "Selected Historical Financial Data -- National Fiberstok Corporation," "Selected Historical Consolidated Financial Data -- Transkrit Corporation," "Unaudited Pro Forma Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" the Financial Statements of NFC and accompanying notes thereto and the Consolidated Financial Statements of Transkrit and the notes thereto included elsewhere in this Prospectus.

                                                                           PRO FORMA THREE MONTHS    PRO FORMA
                                                              PRO FORMA                            LATEST TWELVE
                                                              YEAR ENDED      ENDED MARCH 31,       MONTHS ENDED
                                                             DECEMBER 31,  ----------------------    MARCH 31,
                                                                 1995         1995        1996          1996
                                                             ------------  ----------  ----------  --------------
                                                                    (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
  Net sales................................................   $  168,760   $   40,950  $   41,501        169,311
  Cost of products sold....................................      116,540       28,700      28,916        116,756
                                                             ------------  ----------  ----------  --------------
  Gross profit.............................................       52,220       12,250      12,585         52,555
  Selling, general and administrative expenses.............       38,647       10,215       9,867         38,299
                                                             ------------  ----------  ----------  --------------
  Operating income.........................................       13,573        2,035       2,718         14,256
  Interest expense, net....................................       12,681        3,186       3,200         12,695
  Other (income) expense...................................         (482)        (555)         35            108
                                                             ------------  ----------  ----------  --------------
  Income (loss) before income taxes........................        1,374         (596)       (517)         1,453
  Income tax provision (benefit)...........................       (1,460)        (111)       (198)        (1,547)
                                                             ------------  ----------  ----------  --------------
  Net income (loss)........................................   $    2,834   $     (485) $     (319)  $      3,000
                                                             ------------  ----------  ----------  --------------
                                                             ------------  ----------  ----------  --------------
OTHER DATA:
  EBITDA (a)...............................................   $   22,966   $    4,382  $    5,257   $     23,841
  Long-term debt to EBITDA.................................                                                4.27x
  EBITDA to interest expense...............................                                                1.88x
  Ratio of Earnings to Fixed Charges(b)                             1.11x         .82x        .84x          1.11x
  Depreciation and amortization............................       10,651        2,526       2,596         10,721
  Capital expenditures.....................................        6,480        1,547       3,002          7,935
BALANCE SHEET DATA (AT END OF PERIOD):
  Working capital....................................................................               $     22,496
  Total assets.......................................................................                    134,798
  Long-term debt, less current maturities............................................                    101,851

- ------------------------------
(a) EBITDA is defined as operating income, plus depreciation and amortization and reflects (a) with respect to NFC, the provision for plant shutdown cost in 1993 related to the shutdown of NFC's Philadelphia, Pennsylvania facility and the non-cash charges related to pension, deferred financing and change in vacation policy, and (b) with respect to Transkrit (i) the conversion of Transkrit's inventory valuation method from LIFO to FIFO,
     (ii) the disposal of the Pegboard Accounting System and Tax Forms product lines on December 2, 1994 and April 19, 1995, respectively, (iii) the elimination of the relocation and duplicate costs incurred in connection with the relocation of Transkrit's headquarters to Roanoke, Virginia from Brewster, New York, (iv) deferred compensation and pension expenses and (v) incremental management fees and rental expenses paid to Transkrit's parent. EBITDA is provided because it is a measure of an issuer's ability to service its indebtedness commonly used by certain investors. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered an alternative to net income as a measure of performance or to cash flow as a measure of liquidity.

(b) The ratio of earnings to fixed charges is computed by adding fixed charges (interest and amortization of deferred financing costs and discounts) to income before provision for income taxes and dividing that sum by the sum of fixed charges. Pro Forma earnings were insufficient to cover fixed charges by $596 and $517 for the three months ended March 31, 1995 and 1996, respectively.

     THE FOLLOWING FINANCIAL DATA HAS NOT BEEN PREPARED IN ACCORDANCE WITH
       GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND DOES NOT COMPLY WITH
             ARTICLE 11 OF REGULATION S-X UNDER THE SECURITIES ACT

                 SUPPLEMENTAL COMBINED ADJUSTED HISTORICAL DATA
                                  (UNAUDITED)
    The following supplemental combined adjusted historical statement data reflect the combined results of operations of the Company for the years ended December 31, 1993, 1994 and 1995 and the three months ended March 31, 1995 and 1996, adjusted for (i) the purchase accounting adjustments resulting from the Acquisition (consisting of adjustments to reflect changes in fixed asset depreciation, amortization of patents and goodwill, to reflect Transkrit's inventory at FIFO and to reflect the elimination of fees and expenses paid to Transkrit's parent), but excluding the adjustments to reflect the cost savings resulting from the integration of Transkrit (ii) the sale of the Pegboard Accounting System and Tax Forms business units of Transkrit and (iii) the relocation and duplicate costs incurred to move operations from Brewster, New York to Roanoke, Virginia, as if each had occurred on January 1, 1993. The supplemental combined adjusted historical data have not been prepared in accordance with generally accepted accounting principles or Article 11 of Regulation S-X under the Securities Act and are included for the purpose of providing supplemental information in order to assist investors in comparing the historical financial performance of NFC and Transkrit as combined companies. The following supplemental combined adjusted historical data should not be construed to be indicative of the results that actually would have occurred if such transactions and adjustments described above had occurred on the date assumed and do not project the Company's results of operations at any future date. See "Selected Historical Financial Data -- National Fiberstok Corporation" and the financial statements of NFC and related notes thereto for the actual historical results of operations for NFC and "Selected Historical Consolidated Financial Data -- Transkrit Corporation" and the consolidated financial statements of Transkrit and notes thereto for the actual historical results of operations for Transkrit.

    INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE FOLLOWING SUPPLEMENTAL COMBINED ADJUSTED HISTORICAL DATA.

                                                                         COMBINED HISTORICAL DATA
                                                         --------------------------------------------------------
                                                                                              THREE MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,             MARCH 31,
                                                         ----------------------------------  --------------------
                                                            1993        1994        1995       1995       1996
                                                         ----------  ----------  ----------  ---------  ---------
                                                                          (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
  Net sales (a)........................................  $  152,946  $  157,559  $  168,760  $  40,950  $  41,501
  Cost of products sold................................     109,165     110,408     116,940     28,800     29,016
                                                         ----------  ----------  ----------  ---------  ---------
    Gross profit.......................................      43,781      47,151      51,820     12,150     12,485
  Selling, general and administrative expenses.........      41,464      40,090      40,497     10,678     10,330
                                                         ----------  ----------  ----------  ---------  ---------
  Operating income.....................................  $    2,317  $    7,061  $   11,323  $   1,472  $   2,155
                                                         ----------  ----------  ----------  ---------  ---------
                                                         ----------  ----------  ----------  ---------  ---------
OTHER DATA:
  EBITDA (b)...........................................  $   13,805  $   16,353  $   20,716  $   3,819  $   4,694

- ------------------------------
(a) Reflects the elimination of the Pegboard Accounting System and Tax Forms product lines due to the sale of these product lines on December 2, 1994 and April 15, 1995, respectively. The table below represents the net sales for the following periods for these two product lines.

                                                                        YEAR ENDED DECEMBER 31,      THREE MONTHS ENDED MARCH 31,
                                                                    -------------------------------  ----------------------------
                                                                      1993       1994       1995         1995           1996
                                                                    ---------  ---------  ---------  -------------  -------------
                                                                                       (DOLLARS IN THOUSANDS)
    Net sales.....................................................  $   7,602  $   6,563  $     178    $     178      $  --

(b) EBITDA is defined as operating income, plus depreciation and amortization and reflects (a) with respect to NFC, the provision for plant shutdown cost in 1993 related to the shutdown of NFC's Philadelphia, Pennsylvania facility and the non-cash charges related to pension, deferred financing and change in vacation policy, and (b) with respect to Transkrit (i) the conversion of Transkrit's inventory valuation method from LIFO to FIFO,
     (ii) the disposal of the Pegboard Accounting System and Tax Forms product lines on December 2, 1994 and April 19, 1995, respectively, (iii) the elimination of the relocation and duplicate costs incurred in connection with the relocation of Transkrit's headquarters to Roanoke, Virginia from Brewster, New York, (iv) deferred compensation and pension expenses and (v) incremental management fees and rental expenses paid to Transkrit's parent. EBITDA is provided because it is a measure of an issuer's ability to service its indebtedness commonly used by certain investors. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered an alternative to net income as a measure of performance or to cash flow as a measure of liquidity.

                                  RISK FACTORS

    Prospective  participants should carefully consider the following factors in
addition  to  the  other  information  set  forth  in  this  Prospectus   before
participating in the Exchange Offer.

SUBSTANTIAL LEVERAGE AND ABILITY TO SERVICE AND REFINANCE DEBT

    In connection with the Transactions, the Company incurred a significant amount of indebtedness. As of March 31, 1996, after giving pro forma effect to the Transactions, the Company's indebtedness would have been approximately $102.2 million and its stockholder's equity would have been $13.1 million. In addition, subject to the restrictions in the New Bank Credit Facility and the Indenture, the Company may incur additional indebtedness from time to time to finance acquisitions or capital expenditures or for other purposes.

    The level of the Company's indebtedness could have important consequences to holders of the Notes, including: (i) a substantial portion of the Company's cash flow from operations must be dedicated to debt service and will not be available for other purposes; (ii) the Company's ability to obtain additional debt financing in the future for working capital, capital expenditures or acquisitions may be limited; and (iii) the Company's level of indebtedness could limit its flexibility in reacting to changes in the industry and economic conditions generally.

    The Company's ability to pay interest on the Notes and to satisfy its other debt obligations will depend upon its future operating performance which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond its control. The Company anticipates that its operating cash flow, together with borrowings under the New Bank Credit Facility, will be sufficient to meet its operating expenses and to service its interest requirements as they become due. The Company anticipates that it will be required to refinance the Notes at maturity. No assurance can be given that the Company will be able to refinance the Notes on terms acceptable to it, if at all. If the Company is unable to service its indebtedness, it will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing its indebtedness, or seeking additional equity capital. There can be no assurance that any of these strategies could be effected on satisfactory terms, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

RESTRICTIONS IMPOSED BY TERMS OF THE COMPANY'S INDEBTEDNESS

    The Indenture restricts, among other things, the Company's ability to incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, impose restrictions on the ability of a subsidiary to pay dividends or make certain payments to the Company, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company. In addition, the New Bank Credit Facility contains other and more restrictive covenants. See "Description of the Notes -- Certain Covenants" and "Description of New Bank Credit Facility." A breach of any of these covenants could result in a default under the New Bank Credit Facility and/or the Indenture. Upon the occurrence of an event of default under the New Bank Credit Facility, the lenders thereunder could elect to declare all amounts outstanding under the New Bank Credit Facility, together with accrued interest, to be immediately due and payable. If the Company were unable to repay those amounts, such lenders could proceed against the collateral granted to them to secure that indebtedness. If the lenders under the New Bank Credit Facility accelerate the payment of such indebtedness, there can be no assurance that the assets of the Company would be sufficient to repay in full such indebtedness and the other indebtedness of the Company, including the Notes. All of the Company's inventory, accounts receivable, patents, trademarks and other intangibles and the proceeds thereof have been pledged as security under the New Bank Credit Facility. See "Description of New Bank Credit Facility."

EXPOSURE TO FLUCTUATIONS IN PAPER COSTS AND SUPPLY

    The Company's principal raw material is paper, which is cyclical in both price and supply. The cyclical nature of paper pricing presents a potential risk to the Company's gross profit margins to the extent that the

Company is unable to pass along price increases to its customers on a timely basis. The Company is also subject to the risk that it will be unable to purchase sufficient quantities of paper to meet its production requirements during times of tight supply.

COMPETITION AND CHANGING MARKETS

    The envelope, mailer, label and custom office supply industries, within which the Company competes are fragmented and highly competitive. The Company competes with other national and local manufacturers in many product segments. Certain of the Company's principal competitors are less highly-leveraged than the Company and may have greater financing and operating flexibility. There can be no assurance that the Company will not encounter increased competition in the future, which could have a material adverse effect on the Company's business. See "Business -- Competition."

LIMITATION ON SECURITY FOR THE NOTES

    The Notes are secured by a first priority lien on and security interest in all of the issued and outstanding capital stock of each of the Guarantors. See "Description of the Notes -- Security." There is no existing public market for the capital stock of the Guarantors, and even if such capital stock could be sold, there can be no assurance that the proceeds from the sale of such capital stock would be sufficient to satisfy the amounts due on the Notes in the event of a default. Absent an acceleration of the Notes, the Company will be able to vote, as it sees fit in its sole discretion, the stock of the Guarantors. In the event of a bankruptcy or liquidation of the Company, the security interest in the capital stock of the Guarantors may be of no value to holders of Notes because holders of such capital stock would be entitled only to the assets which remained after all indebtedness of the Guarantors had been paid in full. The lien on capital stock of a Guarantor in favor the Noteholders is subject to release under certain circumstances. See "Description of the Notes -- Security."

    The right of the Trustee to dispose of the pledged capital stock of the Guarantors upon the occurrence of an event of default under the Indenture is likely to be significantly impaired by applicable bankruptcy laws if a bankruptcy proceeding were to be commenced by or against NFC or a Guarantor prior to such disposition. Under Federal bankruptcy laws, secured creditors, such as the Trustee and the Noteholders, are prohibited from foreclosing upon collateral held by a debtor in a bankruptcy case, or from disposing of collateral repossessed from such a debtor, without bankruptcy court approval. Moreover, applicable Federal bankruptcy laws generally permit a debtor to continue to retain and to use collateral, including capital stock, even if the debtor is in default under the applicable debt instruments, provided that the secured creditor is given "adequate protection." The interpretation of the term "adequate protection" may vary according to circumstances, but it is intended in general to protect the value of the secured creditor's interest in collateral. Because the term "adequate protection" is subject to varying interpretation and because of the broad discretionary powers of a bankruptcy court, it is impossible to predict (i) if payments under the Notes or the Guarantees would be made following commencement of and during a bankruptcy case, (ii) whether or when the Trustee could foreclose upon or sell any collateral securing the Notes, or (iii) whether or to what extent Noteholders would be compensated for any delay in payment or loss of value of collateral securing the Notes under the doctrine of "adequate protection." Furthermore, in the event a bankruptcy court were to determine that the value of the collateral securing the Notes was not sufficient to repay all amounts due on the Notes, the Noteholders would become holders of "undersecured claims." Applicable Federal bankruptcy laws do not permit the payment and/or accrual of interest, costs and attorneys' fees for "undersecured claims" during a debtor's bankruptcy case.

EFFECTIVE SUBORDINATION OF NOTES TO SECURED INDEBTEDNESS

    The Notes and the Guarantees will be effectively subordinated to secured indebtedness of NFC and the Guarantors, including indebtedness under the New
Bank Credit Facility, to the extent of the collateral securing such indebtedness. See "Description of the Notes" and "Description of New Bank Credit Facility."

    Subject to restrictions under the New Bank Credit Facility and the Indenture, NFC and the Guarantors may in the future incur additional secured indebtedness to which the Notes will be effectively subordinated to the extent of the collateral securing such indebtedness. See "Description of the Notes" and "Description of New Bank Credit Facility."

IMPACT OF ENVIRONMENTAL REGULATION; GOVERNMENTAL REGULATION

    Like similar companies, the Company's operations and properties are subject to a wide variety of federal, state and local laws and regulations, including those governing the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain materials, substances and wastes, the remediation of contaminated soil and groundwater, and the health and safety of employees. As such, the nature of the Company's operations exposes it to the risk of claims with respect to environmental protection and health and safety matters and there can be no assurance that material costs or liabilities will not be incurred in connection with such claims. Pursuant to these laws and regulations, there are currently pending investigations at certain of the Company's plants and sites at which they may have disposed of hazardous substances. In addition, the Company has been designated as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("Superfund") with respect to off-site disposal of hazardous substances at two sites. Based upon its experience to date, management of NFC believes that the future cost of compliance with existing environmental protection and health and safety laws and regulations, and liability for known claims of this type, will not have a material adverse effect on the Company's business or financial position. However, future events, such as changes in existing laws and regulations or their interpretation, and more vigorous enforcement policies of regulatory agencies, may give rise to additional expenditures or liabilities that could be material to the Company's business or financial position. See "Business -- Environmental, Health and Safety Matters."

DEPENDENCE ON KEY MANAGEMENT

    The Company's success will continue to depend to a significant extent on its executives and other key management personnel. There can be no assurance that the Company will be able to retain its executive officers and key personnel or attract additional qualified management in the future. In addition, the success of certain of the Company's acquisitions may depend, in part, on the Company's ability to retain management personnel of the acquired companies.

CONTROLLING STOCKHOLDER

    Certain affiliates of McCown De Leeuw & Co. (the "MDC Entities") own substantially all of the outstanding voting stock of DEC. By virtue of such stock ownership, the MDC Entities have the power to control all matters submitted to stockholders of NFC and to elect all directors of NFC and its subsidiaries. The interests of the MDC Entities as equityholders may differ from the interests of holders of Notes. See "Security Ownership."

FRAUDULENT TRANSFER STATUTES

    Under applicable provisions of Federal bankruptcy law and comparable provisions of state fraudulent transfer laws, if it were found that any Guarantor (i) had incurred indebtedness represented by its Guarantee or granted liens on its assets with an intent to hinder, delay or defraud creditors or had received less than a reasonably equivalent value or fair consideration for such indebtedness or pledges and (ii)(A) was insolvent, (B) was rendered insolvent by reason of such incurrence, (C) was engaged or about to engage in a business or transaction for which its remaining assets constituted unreasonably small capital to carry on its business, or (D) intended to incur or believed that it would incur debts beyond its ability to pay as such debts matured, the obligations of such Guarantor under its Guarantee and liens on collateral granted by such Guarantor could be avoided or claims in respect of such Guarantee and collateral could be subordinated to all other debts of such Guarantor. A legal challenge of a Guarantee or a lien on fraudulent conveyance grounds could, among other things, focus on the benefits, if any, realized by a Guarantor as a result of the issuance by NFC of the Notes. To the extent that a Guarantee or a lien were held to be unenforceable as a fraudulent conveyance for any reason, the holders of the Notes would cease to have any direct claim in respect of a Guarantor and would be solely creditors of NFC, and would lose the benefits, of the collateral pledged by such Guarantor. In the event a Guarantee and related liens were held to be subordinated, the claims of the holders of the Notes would be subordinated to claims of other creditors of such Guarantor and other creditors secured by the applicable collateral with respect thereto.

    The measures of insolvency for purposes of the foregoing considerations will vary depending on the law applied in any proceeding with respect to the foregoing. Generally, however, an issuer would be considered insolvent if the sum of its debts, including contingent liabilities, were greater than the fair saleable value of its assets at a fair valuation or if the present fair saleable value of its assets were less than the amount that would be required to pay its probable liabilities on its existing debts, including contingent liabilities, as they become absolute and mature. There can be no assurance, however, as to what standard a court would apply in making such determination.

    The Company believes that the Guarantors received equivalent value at the time the indebtedness was incurred under the Guarantees. In addition, the Company believes that none of the Guarantors (i) is or will be insolvent, (ii) is or will be engaged in a business or transaction for which its remaining assets constitute unreasonable small capital, or (iii) intends or will intend to incur debt beyond its ability to repay such debts as they mature. Since each of the components of the question of whether a Guarantee is a fraudulent conveyance is inherently fact based and fact specific, there can be no assurance that a court passing on such questions would agree with the Company. Neither counsel for the Company nor counsel for the Initial Purchasers will express any opinion as to Federal or state laws relating to fraudulent transfers.

ABSENCE OF PUBLIC MARKET

    There has not previously been any public market for the New Notes. There can be no assurance as to the liquidity of any markets that may develop for the New Notes, the ability of holders to sell the New Notes, or the price at which holders would be able to sell the New Notes. Future trading prices of the New Notes will depend on many factors, including among other things, prevailing interest rates, the Company's operating results and the market for similar securities. Historically, the market for securities similar to the New Notes, including non-investment grade debt, has been subject to disruptions that have caused substantial volatility in the prices of such securities. There can be no assurance that any market for the New Notes, if such market develops, will not be subject to similar disruptions.

                                THE TRANSACTIONS

THE ACQUISITION

    Pursuant to the Stock Purchase Agreement, NFC purchased the issued and outstanding capital stock of Transkrit from Rogers Communications, Inc., Frank Neubauer (Chairman and Chief Executive Officer of Transkrit) and Jack Resnick (Chief Operating Officer of Transkrit). The purchase price paid for Transkrit at the closing of the Acquisition was $86.4 million in cash. The purchase price is subject to post-closing adjustment for certain changes in Transkrit's working capital, other net assets and capital expenditures from the amounts estimated at the closing of the Acquisition. At the closing of the Acquisition, Transkrit was merged with and into NFC.

    Concurrently with the consummation of the Acquisition, (i) the Company made the Initial Offering, (ii) DEC issued $10.0 million in aggregate liquidation preference of preferred stock and used a portion of the proceeds therefrom to make the Parent Capital Contribution of $7.4 million to NFC, (iii) NFC repaid the Prior Debt and terminated its existing credit agreements and (iv) the Company executed the New Bank Credit Facility, which provides borrowing availablilty of up to $20.0 million.

USE OF PROCEEDS FROM THE INITIAL OFFERING

    The gross proceeds of $100.0 million from the Initial Offering were used, together with the proceeds from the Parent Capital Contribution and cash on hand, to pay the purchase price of the Acquisition, refinance Prior Debt, pay fees and expenses relating to the Transactions and pay certain accrued management fees.

                        USE OF PROCEEDS OF THE NEW NOTES

    This Exchange Offer is intended to satisfy certain obligations of the Company under the Registration Rights Agreement. The Company will not receive any proceeds from the issuance of the New Notes offered hereby. In consideration for issuing the New Notes as contemplated in this Prospectus, the Company will receive, in exchange, Old Notes in like principal amount. The form and terms of the New Notes are identical in all material respects to the form and terms of the Old Notes, except as otherwise described herein under "The Exchange Offer -- Terms of the Exchange Offer." The Old Notes surrendered in exchange for the New Notes will be retired and cancelled and cannot be reissued. Accordingly, issuance of the New Notes will not result in any increase in the outstanding debt of the Company.

                            PRO FORMA CAPITALIZATION
                                  (UNAUDITED)

    The following table sets forth the capitalization of the Company on a pro forma basis giving effect to the Transactions as if they had occurred on March 31, 1996. This table should be read in conjunction with the "Selected Historical Financial Data -- National Fiberstock Corporation," "Selected Historical Consolidated Financial Data -- Transkrit Corporation" and "Unaudited Pro Forma Financial Data" included elsewhere in this Prospectus.

                                                                               PRO FORMA
                                                                             MARCH 31, 1996
                                                                          --------------------
                                                                              (DOLLARS IN
                                                                               MILLIONS)
 New Bank Credit Facility...............................................       $      0.0
  Initial Offering......................................................            100.0
  Capitalized Lease obligations (a).....................................              2.2
                                                                                  -------
    Total Debt..........................................................       $    102.2
                                                                                  -------
                                                                                  -------
  Stockholder's Equity (b)..............................................             13.1
                                                                                  -------
    Total Capitalization................................................       $    115.3
                                                                                  -------
                                                                                  -------

- ------------------------------

(a) Represents capital lease financing obtained through The CIT Group ("CIT") for production equipment. The related lease provides for the purchase of the production equipment at the end of the lease term at the Company's option for 20% of original cost. Under the CIT lease agreement, CIT has a first priority security interest in the related production equipment.

(b)  Represents the following (in millions):

Stockholder's equity in NFC prior to the Transactions.....................................  $     6.5
Parent Capital Contribution...............................................................        7.4
After-tax effect of the payment of debt prepayment penalty and the elimination of debt
 discount and deferred finance costs related to the Prior Debt being retired..............       (0.8)
                                                                                            ---------
                                                                                            $    13.1
                                                                                            ---------
                                                                                            ---------

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

    Pursuant to the Registration Rights Agreement by and among the Company, the Guarantors and the Initial Purchasers, the Company has agreed (i) to file a registration statement with respect to an offer to exchange the Old Notes for senior debt securities of the Company with terms substantially identical to the Old Notes (except that the New Notes will not contain terms with respect to transfer restrictions) within 30 days after the date of original issuance of the Old Notes and (ii) to use best efforts to cause such registration statement to become effective under the Securities Act within 120 days after such issue date. In the event that applicable law or interpretations of the staff of the Commission do not permit the Company to file the registration statement containing this Prospectus or to effect the Exchange Offer, or if certain holders of the Old Notes notify the Company that they are not permitted to participate in, or would not receive freely tradeable New Notes pursuant to, the Exchange Offer, the Company will use its best efforts to cause to become effective the Shelf Registration Statement with respect to the resale of the Old Notes and to keep the Shelf Registration Statement effective until three years after the original issuance of the Old Notes. The interest rate on the Old Notes is subject to increase under certain circumstances if the Company is not in compliance with its obligations under the Registration Rights Agreement. See "Old Notes Registration Rights."

    Each holder of the Old Notes who wishes to exchange such Old Notes for New Notes in the Exchange Offer will be required to make certain representations, including representations that (i) any New Notes to be received by it will be acquired in the ordinary course of its business, (ii) it has no arrangement with any person to participate in the distribution of the New Notes and (iii) it is not an "affiliate," as defined in Rule 405 of the Securities Act, of the Company or, if it is an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable. See "Old Notes Registration Rights."

RESALE OF NEW NOTES

    Based on interpretations by the staff of the Commission set forth in no-action letters issued to third-parties, the Company believes that, except as described below, New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than a holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and such holder does not intend to participate and has no arrangement or understanding with any person to participate in the distribution of such New Notes. Any holder who tenders in the Exchange Offer with the intention or for the purpose of participating in a distribution of the New Notes cannot rely on such interpretation by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Unless an exemption from registration is otherwise available, any such resale transaction should be covered by an effective registration statement containing the selling security holders information required by Item 507 of Regulation S-K under the Securities Act. This Prospectus may be used for an offer to resell, resale or other retransfer of New Notes only as specifically set forth herein. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution."

TERMS OF THE EXCHANGE OFFER

    Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Company will accept for exchange any and all Old Notes properly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. The Company will issue $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of outstanding Old Notes surrendered pursuant to the Exchange Offer. Old Notes may be tendered only in integral multiples of $1,000.

    The form and terms of the New Notes will be the same as the form and terms of the Old Notes except the New Notes will be registered under the Securities Act and hence will not bear legends restricting the transfer thereof. The New Notes will evidence the same debt as the Old Notes. The New Notes will be issued under and entitled to the benefits of the Indenture, which also authorized the issuance of the Old Notes, such that both series will be treated as a single class of debt securities under the Indenture.

    The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Old Notes being tendered for exchange.

    As of the date of this Prospectus, $100 million aggregate principal amount of the Old Notes are outstanding. This Prospectus, together with the Letter of Transmittal, is being sent to all registered holders of Old Notes. There will be no fixed record date for determining registered holders of Old Notes entitled to participate in the Exchange Offer.

    The Company intends to conduct the Exchange Offer in accordance with the provisions of the Registration Rights Agreement and the applicable requirements of the Exchange Act, and the rules and regulations of the Commission thereunder. Old Notes which are not tendered for exchange in the Exchange Offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the Indenture and the Registration Rights Agreement.

    The Company shall be deemed to have accepted for exchange properly tendered Notes when, as and if the Company shall have given oral or written notice thereof to the Exchange Agent and complied with the provisions of Section 2 of the Registration Rights Agreement. The Exchange Agent will act as agent for the tendering holders for the purposes of receiving the New Notes from the Company. The Company expressly reserves the right to amend or terminate the Exchange Offer, and not to accept for exchange any Old Notes not theretofore accepted for exchange, upon the occurrence of any of the conditions specified below under "-- Certain Conditions to the Exchange Offer."

    Holders who tender Old Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes described below, in connection with the Exchange Offer. "See -- Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

    The  term "Expiration  Date," shall  mean 5:00 p.m.,  New York  City time on
          , 1996, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended.

    In order to extend the Exchange Offer, the Company will notify the Exchange Agent of any extension by oral or written notice and will mail to the registered holders of Old Notes an announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the then Expiration Date.

    The Company reserves the right, in its sole discretion, (i) to delay accepting for exchange any Old Notes, to extend the Exchange Offer or to terminate the Exchange Offer if any of the conditions set forth below under "The Exchange Offer -- Conditions" shall not have been satisfied, by giving oral or written notice of such delay, extension or termination to the Exchange Agent or
(ii) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders of Old Notes. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders, and the Company will extend the Exchange Offer, depending upon the significance of the amendment and the manner of disclosure to the registered holders, if the Exchange Offer would otherwise expire during such period.

INTEREST ON THE NEW NOTES

    The New Notes will bear interest at a rate of 11 5/8% per annum, payable semi-annually, on each June 15 and December 15, commencing December 15, 1996. Holders of New Notes will receive interest on December 15, 1996 from the date of initial issuance of the New Notes, plus an amount equal to the accrued interest on the Old Notes. Interest on the Old Notes accepted for exchange will cease to accrue upon issuance of the New Notes.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER

    Notwithstanding any other term of the Exchange Offer, the Company will not be required to accept for exchange, or exchange any New Notes for, any Old Notes, and may terminate the Exchange Offer as provided herein before the acceptance of any Old Notes for exchange, if:

           (a)
           any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange
    Offer which, in the Company's sole judgment, might materially impair the ability of the Company to proceed with the Exchange Offer; or

           (b)
           any law, statute, rule or regulation is proposed, adopted or enacted, or any existing law, statute, rule or regulation is interpreted by the staff of the Commission, which, in the Company's sole judgment, might materially impair the ability of the Company to proceed with the Exchange Offer; or

           (c)
           any governmental approval has not been obtained, which approval the Company shall, in its sole discretion, deem necessary for the consummation of the Exchange Offer as contemplated hereby.

    The Company expressly reserves the right, at any time or from time to time, to extend the period of time during which the Exchange Offer is open, and thereby delay acceptance for exchange of any Old Notes, by giving oral or written notice of such extension to the holders thereof. During any such extensions, all Old Notes previously tendered will remain subject to the Exchange Offer and may be accepted for exchange by the Company. Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

    The Company expressly reserves the right to amend or terminate the Exchange Offer, and not to accept for exchange any Old Notes not theretofore accepted for exchange, upon the occurrence of any of the conditions of the Exchange Offer specified above under "-- Certain Conditions to the Exchange Offer." The Company will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the Old Notes as promptly as practicable, such notice in the case of any extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

    The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition or may be waived by the Company in whole or in part at any time and from time to time in its sole discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

    In addition, the Company will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for any such Old Notes, if at such time any stop order shall be threatened or in effect with respect to the Registration Statement of which this Prospectus constitutes a part or the qualification of the Indenture under the Trust Indenture Act of 1939 (the "TIA").

PROCEDURES FOR TENDERING

    Only a holder of Old Notes may tender such Old Notes in the Exchange Offer. To tender in the Exchange Offer, a holder must complete, sign and date the Letter of Transmittal, or facsimile thereof, have the signature thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date. In addition, either
(i) Old Notes must be received by the Exchange Agent along with the Letter of Transmittal, or (ii) a timely confirmation of book-entry transfer (a "Book-Entry Confirmation") of such Old Notes, if such procedure is available, into the Exchange Agent's account at the Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below must be received by the Exchange Agent prior to the Expiration Date, or (iii) the holder must comply with the guaranteed delivery procedures described below. To be tendered effectively, the Letter of Transmittal and other required documents must be received by the Exchange Agent at the address set forth below under "The Exchange Offer -- Exchange Agent" prior to 5:00 p.m., New York City time, on the Expiration Date.

    The tender by a holder which is not withdrawn prior to the Expiration Date will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

    THE METHOD OF DELIVERY OF OLD NOTES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR OTHER NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

    Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder of Old Notes to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering such owner's Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such owner's name or obtain a properly completed bond power from the registered holder of Old Notes. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the Expiration Date.

    Signatures on a Letter of Transmittal or a notice of withdrawal described below, as the case be, must be guaranteed by an Eligible Institution (as defined below) unless the Old Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or
(ii) for the account of an Eligible Institution. In the event that signatures on a Letter Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantor must be a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act which is a member of one of the recognized signature guarantee programs identified in the Letter of Transmittal (an "Eligible Institution").

    If the Letter of Transmittal is signed by a person other than the registered holder of any Old Notes listed therein, such Old Notes must be endorsed or accompanied by a properly completed bond power, signed by such registered holder as such registered holder's name appears on such Old Notes with the signature thereon guaranteed by an Eligible Institution.

    If the Letter of Transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

    All questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered Old Notes and withdrawal of tendered Old Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Old Notes not properly tendered or any Old Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Old Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as the Company shall determine. Although the Company intends to notify holders of defects or irregularities with respect to tenders of Old Notes, neither the Company, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holder, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

    In all cases, issuance of New Notes for Old Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of Notes or a timely Book-Entry Confirmation of such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal and all other required documents. If any tendered Old Notes are not accepted for exchange for any reason set forth in the terms and conditions of the Exchange Offer or if Old Notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged Old Notes will be returned without expense to the tendering holder thereof (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described below, such non-exchanged Notes will be credited to an account maintained with such Book-Entry Transfer Facility) as promptly as practicable after the expiration or termination of the Exchange Offer.

BOOK-ENTRY TRANSFER

    The Exchange Agent will make a request to establish an account with respect to the Old Notes at the Book-Entry Transfer Facility for purposes of the Exchange Offer within two business days after the date of this Prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of Old Notes by causing the Book-Entry Transfer Facility to transfer such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. However, although delivery of Notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal or facsimile thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at the address set forth below under "-- Exchange Agent" on or prior to the Expiration Date or, if the guaranteed delivery procedures described below are to be complied with, within the time period provided under such procedures. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Exchange Agent.

GUARANTEED DELIVERY PROCEDURES

    Holders who wish to tender their Old Notes and (i) whose Old Notes are not immediately available or (ii) who cannot deliver their Old Notes, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Dates, may effect a tender if:

           (a)
           The tender is made through an Eligible Institution;

           (b)
           Prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of
    Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder, the registered number(s) of such Old Notes and the principal amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that, within three
    (3) New York Stock Exchange trading days after the Expiration Date, the Letter of Transmittal (or facsimile thereof) together with the Old Notes or a Book-Entry Confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and

           (c)
           Such properly completed and executed Letter of Transmittal (or facsimile thereof), as well as all tendered Notes in proper form for transfer or a Book-Entry Confirmation, as the case may be, and all other documents required by the Letter of Transmittal, are received by the Exchange Agent within three (3) New York Stock Exchange trading days after the Expiration Date.

    Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their Old Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

    Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

    For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent at one of the addresses set forth below under "Exchange Agent." Any such notice of withdrawal must specify the name of the person having tendered the Old Notes to be withdrawn, identify the Old Notes to be withdrawn (including the principal amount of such Old Notes), and (where certificates for Old Notes have been transmitted) specify the name in which such Old Notes were registered, if different from that of the withdrawing holder. If certificates for Old Notes have been delivered or otherwise identified to the Exchange Agent, then, prior to the release of such certificates the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution unless such holder is an Eligible Institution. If Old Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Old Notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Old Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility for the Old Notes) as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described under "-- Procedures for Tendering Old Notes" above at any time on or prior to the Expiration Date.

EXCHANGE AGENT

    Wilmington Trust Company has been appointed as Exchange Agent of the Exchange Offer. Questions and request for assistance, request for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notice of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

    BY REGISTERED OR CERTIFIED MAIL OR BY                        BY HAND:
             OVERNIGHT COURIER:
          Wilmington Trust Company                       Wilmington Trust Company
       Corporate Trust Administration              c/o Harris Trust Company of New York,
          1100 North Market Street                               as Agent
             Rodney Square North                              75 Water Street
       Wilmington, Delaware 19890-0001                   New York, New York 10004

                                       BY FACSIMILE:
                                  Wilmington Trust Company
                               Corporate Trust Administration
                                 Facsimile: (302) 651-1079
                            Confirm by Telephone: (302) 651-8864


FEES AND EXPENSES

    The expenses of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by officers and regular employees of the Company and its affiliates.

    The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to broker-dealers or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

    The cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company and are estimated in the aggregate to be approximately
$         . Such expenses  include registration  fees, fees and  expenses of the
Exchange Agent and Trustee, accounting and legal fees and printing costs, and related fees and expenses.

    The Company will pay all transfer taxes, if any, applicable to the exchange of Notes pursuant to the Exchange Offer. If, however, certificates representing Old Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of Notes tendered, or if tendered Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

TRANSFER TAXES

    Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct the Company to register New Notes in the name of, or request that Old Notes not tendered or not accepted in the Exchange Offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

CONSEQUENCES OF FAILURE TO EXCHANGE

    Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes, as set forth (i) in the legend thereon as a consequence of the issuance of the Old Notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws and (ii) otherwise set forth under "Transfer Restrictions" in the Offering Memorandum dated June 21, 1996 distributed in connection with the Initial Offering. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register the Old Notes under the Securities Act. Based on interpretations by the staff of the Commission, New Notes issued pursuant to the Exchange Offer may be offered for resale, resold or otherwise transferred by holders thereof (other than any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities
Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holders' business and such holders have no arrangement or understanding with respect to the distribution of the New Notes to be acquired pursuant to the Exchange Offer. Any holder who tenders in the Exchange Offer for the purpose of participating in a distribution of the New Notes (i) could not rely on the applicable interpretations of the staff of the Commission and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. In addition, to comply with the securities laws of certain jurisdictions, if applicable, the New Notes may not be offered or sold unless they have been registered or such securities laws have been complied with. The Company has agreed, pursuant to the Registration Rights Agreement and subject to certain specified limitations therein, to register or qualify the New Notes for offer or sale under the securities or blue sky laws of such jurisdictions as any holder of the New Notes reasonably requests in writing.

                       UNAUDITED PRO FORMA FINANCIAL DATA

    The following Unaudited Pro Forma Combined Consolidated Statements of Income give effect to the Transactions as if they had occurred on January 1, 1995. The unaudited pro forma financial data are based on the historical financial statements of NFC and Transkrit and the assumptions and adjustments described in the accompanying notes. The Unaudited Pro Forma Combined Consolidated Statements of Income do not (a) purport to represent what the Company's results of operations actually would have been if the Transactions had occurred as of the date indicated or what such results will be for any future periods or (b) give effect to certain non-recurring charges expected to result from the Transactions.

    The following Unaudited Pro Forma Combined Consolidated Balance Sheet as of March 31, 1996 was prepared as if the Transactions had occurred on such date. The Unaudited Pro Forma Combined Consolidated Balance Sheet reflects the preliminary allocation of the purchase price for the Acquisition to the Company's tangible and intangible assets and liabilities. The final allocation of such purchase price, and the resulting amortization expense in the accompanying Unaudited Pro Forma Combined Statements of Income, will differ from the preliminary estimates due to the final allocation being based on: (a) actual closing date amounts of assets and liabilities, and (b) actual values of property, plant and equipment and any identifiable intangible assets.

    The unaudited pro forma financial data are based upon assumptions that the Company believes are reasonable and should be read in conjunction with the Financial Statements of NFC and the accompanying notes thereto and the Consolidated Financial Statements of Transkrit and the accompanying notes thereto included elsewhere in this Prospectus.

            UNAUDITED PRO FORMA COMBINED CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 1996
                             (DOLLARS IN THOUSANDS)
                                     ASSETS

                                                       HISTORICAL
                                                 ----------------------    OFFERING    ACQUISITION    COMPANY
                                                    NFC      TRANSKRIT   ADJUSTMENTS   ADJUSTMENTS   PRO FORMA
                                                 ----------  ----------  ------------  -----------  -----------
Current Assets:
  Cash and cash equivalents....................  $      384  $    1,028   $   83,537(b)  $ (84,745)(d) $       204
  Accounts receivable, net.....................       8,329      10,679       --           --            19,008
  Inventories..................................       4,800       4,287       --            2,966(a)      12,053
  Prepaid expenses and other current assets....         582      12,597       (8,046)(f)     --           5,133
                                                 ----------  ----------  ------------  -----------  -----------
    Total current assets.......................      14,095      28,591       75,491      (81,779)       36,398
  Property, and equipment, net.................      12,142      23,230       --           10,243(a)      45,615
  Deferred income taxes........................       2,069       4,943       --           (7,012)(a)     --
  Goodwill and other intangible assets.........       8,087       8,294       --           11,260(a)      27,641
  Other assets.................................       1,479         355       --           19,310(a)      21,144
  Deferred financing...........................         538      --            3,462(c)     --            4,000
                                                 ----------  ----------  ------------  -----------  -----------
    Total Assets...............................  $   38,410  $   65,413   $   78,953    $ (47,978)  $   134,798
                                                 ----------  ----------  ------------  -----------  -----------
                                                 ----------  ----------  ------------  -----------  -----------

                                     LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities:
  Revolving credit facility....................  $   --      $   --       $   --        $  --       $   --
  Accounts payable.............................       2,414       1,265       --           --             3,679
  Bank float...................................       1,515       1,179       --           --             2,694
  Accrued liabilities and others...............       1,581       8,072       (4,275)(e)        475(g)       5,853
  Income taxes payable.........................      --             679         (499)(h)        190(a)         370
  Deferred income taxes........................      --          --           --              952(a)         952
  Current maturities of long-term debt.........       2,053           1       (1,700)(b)     --             354
                                                 ----------  ----------  ------------  -----------  -----------
    Total current liabilities..................       7,563      11,196       (6,474)       1,617        13,902
Noncurrent liabilities.........................       1,557         256         (205)(e)     --           1,608
Deferred income taxes..........................      --          --           --            4,366(a)       4,366
Long-Term Debt:
  Subordinated debt............................       4,533      --           (4,533)(b)     --         --
  Long-term debt...............................      11,092      --           (9,241)(b)     --           1,851
  Revolving credit facility....................       7,200      --           (7,200)(b)     --         --
  Senior Notes.................................      --          --          100,000(b)     --          100,000
                                                 ----------  ----------  ------------  -----------  -----------
    Total liabilities..........................      31,945      11,452       72,347        5,983       121,727
                                                 ----------  ----------  ------------  -----------  -----------
Stockholder's Equity:
  Common stock.................................           3           9       --               (9)(i)           3
  Additional paid-in capital...................      14,532      12,122        7,421(b)    (12,122)(i)      21,953
  Note receivable from stockholder.............      --          (1,000)      --            1,000(i)     --
  Retained earnings (deficit)..................      (8,070)     42,830         (815)(h)    (42,830)(i)      (8,885)
                                                 ----------  ----------  ------------  -----------  -----------
    Total stockholder's equity.................       6,465      53,961        6,606      (53,961)       13,071
                                                 ----------  ----------  ------------  -----------  -----------
    Total Liabilities and Stockholder's
     Equity....................................  $   38,410  $   65,413   $   78,953    $ (47,978)  $   134,798
                                                 ----------  ----------  ------------  -----------  -----------
                                                 ----------  ----------  ------------  -----------  -----------

                            See accompanying notes.

        NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED BALANCE SHEET

    The Pro Forma Combined Consolidated Balance Sheet reflects the Transactions as if they had occurred as of March 31, 1996 as follows (the actual purchase price will be based upon the June 28, 1996 closing balance sheet of Transkrit and its subsidiaries prepared in accordance with the Stock Purchase Agreement. As a result, the amounts shown below may be different upon completion of the Transaction):

(a) The Acquisition will be accounted for as a purchase in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations." The purchase price is being allocated first to the tangible and identifiable intangible assets and liabilities of the Company based upon preliminary estimates of their fair market values, with the remainder allocated to goodwill. The total purchase price is as follows:

Purchase Price -- Acquisition of 8,897 shares (see footnote (d))......   $  84,245
Acquisition expenses..................................................         500
Book value of net assets acquired.....................................     (53,961)
                                                                        -----------
Increase in basis.....................................................   $  30,784
                                                                        -----------
                                                                        -----------
Allocation of increase in basis:
  Increase in inventory value to convert LIFO to FIFO.................   $   2,966
  Increase in fair value of property and equipment....................      10,243
  Increase in fair value of patents...................................      19,310
  Increase in goodwill................................................      11,260
  Increase in income taxes payable resulting from election to convert to
   FIFO from LIFO.....................................................        (190)
  Accrual for Acquisition-related severance, training and relocation
   costs to be incurred at Transkrit (see footnote (g))...............        (475)
  Changes in deferred income taxes:
    Decrease in deferred tax assets -- long-term......................      (7,012)
    Increase in deferred tax liabilities -- current...................        (952)
    Increase in deferred tax liabilities -- long-term.................      (4,366)
                                                                        -----------
                                                                         $  30,784
                                                                        -----------
                                                                        -----------

(b) Reflects the Parent Capital Contribution and the issuance of Notes and application of proceeds therefrom:

    Issuance of Notes.................................................   $ 100,000
    Parent cash Capital Contribution..................................       7,421
    Net Financial Assets to be converted to cash (see footnote (f))...       4,128
    Expenses for issuance of Notes....................................      (4,000)
    Refinancing of long-term debt.....................................      (9,241)
    Retirement of revolving line of credit............................      (7,200)
    Retirement of subordinated debt...................................      (4,533)
    Refinancing of current maturities of long-term debt...............      (1,700)
    Elimination of debt discount upon debt retirement.................        (626)
    Payment of accrued MDC management fees............................        (562)
    Payment of prepayment penalty associated with early retirement of
     debt.............................................................        (150)
                                                                        -----------
                                                                         $  83,537
                                                                        -----------
                                                                        -----------

(c) Reflects the following:

    Deferred debt issuance costs related to the Offering..............   $   4,000
    Write off existing deferred financing fees and expenses upon
     retirement of debt...............................................        (538)
                                                                        -----------
                                                                         $   3,462
                                                                        -----------
                                                                        -----------

(d) Represents the following cash payments related to the Acquisition:

    Purchase price....................................................   $ (78,000)
    Net Current Financial Assets adjustment (see footnote (f))........      (5,156)
    Net Working Capital adjustment....................................      (1,089)
                                                                        -----------
      Payment to sellers..............................................     (84,245)
    Acquisition expenses..............................................        (500)
                                                                        -----------
                                                                         $ (84,745)
                                                                        -----------
                                                                        -----------

(e) Reflects the following:

    Accrued management fees to be paid to MDC at the closing of the
     Acquisition......................................................   $    (562)
    Accrued deferred compensation paid to Transkrit management at the closing of the Acquisition pursuant to equity participation plans
     to be terminated at closing......................................      (3,918)
                                                                        -----------
                                                                         $  (4,480)
                                                                        -----------
                                                                        -----------

(f) Reflects cash and other Net Financial Assets to be converted to cash and paid to sellers:

    Notes receivables and investment securities.......................   $   8,046
    Accrued deferred compensation paid to Transkrit management at the closing of the Acquisition pursuant to equity participation plans
     to be terminated at closing......................................      (3,918)
                                                                        -----------
      Net Financial Assets to be converted to cash....................       4,128
    Cash..............................................................       1,028
                                                                        -----------
                                                                         $   5,156
                                                                        -----------
                                                                        -----------

(g) Reflects accruals for Acquisition-related severance, training, and relocation costs to be incurred at Transkrit

(h) Reflects the following:

    Elimination of debt discount upon debt retirement.................   $    (626)
    Payment of prepayment penalty associated with early retirement of
     debt.............................................................        (150)
    Write off existing deferred financing fees and expenses upon
     retirement of debt...............................................        (538)
    Tax benefit from the above adjustments............................         499
                                                                        -----------
                                                                         $    (815)
                                                                        -----------
                                                                        -----------

(i) Reflects the elimination of Transkrit equity balances.

         UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENTS OF INCOME
                          YEAR ENDED DECEMBER 31, 1995
                             (DOLLARS IN THOUSANDS)

                                                                    HISTORICAL     ADJUSTED
                                         HISTORICAL   HISTORICAL     TRANSKRIT    HISTORICAL    TRANSACTION     COMPANY
                                             NFC       TRANSKRIT    ADJUSTMENTS    TRANSKRIT    ADJUSTMENTS    PRO FORMA
                                         -----------  -----------  -------------  -----------  -------------  -----------
Net Sales..............................   $  71,257    $  97,681   $    (178)(a)   $  97,503   $    --         $ 168,760
Cost of products sold..................      55,708       64,223      (1,629)(b)      62,594      (1,762)(g)     116,540
                                         -----------  -----------  -------------  -----------  -------------  -----------
    Gross profit.......................      15,549       33,458       1,451          34,909       1,762          52,220
Selling, general and administrative
  expenses.............................      13,410       29,412      (3,935)(c)      25,477        (240)(h)      38,647
Relocation expenses....................      --              657        (657)(d)      --            --            --
                                         -----------  -----------  -------------  -----------  -------------  -----------
Operating income.......................       2,139        3,389       6,043           9,432       2,002          13,573
Interest (income) expense..............       3,179         (697)        765(e)           68       9,434(i)       12,681
Other (income) expense.................      --             (871)        389(f)         (482)       --              (482)
                                         -----------  -----------  -------------  -----------  -------------  -----------
    Income (loss) before income
     taxes.............................      (1,040)       4,957       4,889           9,846      (7,432)          1,374
Income tax provision (benefit).........      (1,900)       1,380       1,882(j)        3,262      (2,822)(j)      (1,460)
                                         -----------  -----------  -------------  -----------  -------------  -----------
Net income.............................   $     860    $   3,577   $   3,007       $   6,584   $  (4,610)      $   2,834
                                         -----------  -----------  -------------  -----------  -------------  -----------
                                         -----------  -----------  -------------  -----------  -------------  -----------
OTHER DATA:
  EBITDA (k)...........................   $   5,159                                $  15,556                   $  22,966
  Depreciation and amortization........       4,005                                    5,962                      10,651
  Capital expenditures.................       2,308                                    4,172                       6,480
  Ratio of Earnings to Fixed Charges
   (l).................................         .67x                                   25.68x                       1.11x

                            See accompanying notes.

    NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENTS OF INCOME
                             (DOLLARS IN THOUSANDS)

     The Pro Forma Combined Consolidated Statement of Income for the year ended December 31, 1995 reflects the Transactions as if they had occurred on January
                              1, 1995 as follows:

(a)        Reflects the disposal of the Tax Forms product line, excluding continuing product sales transferred to another Transkrit division.
(b)        Reflects the following:
           Disposal of Tax Forms product line (see footnote (a))....................................  $    (227)
           Conversion of Transkrit inventory valuation method from LIFO to FIFO.....................     (1,402)
                                                                                                      ---------
                                                                                                      $  (1,629)
                                                                                                      ---------
                                                                                                      ---------
(c)        Reflects the following:
           Reversal of deferred compensation expenses...............................................  $  (2,462)
           Disposal of Tax Forms product line (see footnote (a))....................................       (214)
           Remove the duplicate costs incurred to maintain both the Brewster, New York and Roanoke,
            Virginia facilities during the relocation from Brewster and Roanoke.....................       (294)
           Eliminate rent expense at Transkrit related to former related-party transaction..........       (765)
           Additional annual management fees to be incurred upon consummation of the Acquisition....        100
           Reversal of management fees paid to previous affiliate...................................       (300)
                                                                                                      ---------
                                                                                                      $  (3,935)
                                                                                                      ---------
                                                                                                      ---------
(d)        Reflects the elimination of relocation costs incurred to move from Brewster, New York to
            Roanoke, Virginia as these are not costs incurred from ongoing operations
(e)        Reflects the elimination of interest income at Transkrit related to former related-party transaction
(f)        Reflects the net gain on the disposal of the Tax Forms product line and an adjustment to the net loss on the disposal of Pegboard Accounting System product line.
(g)        Reflects the following:
           Reduction in depreciation expense due to conversion of Transkrit to straight-line method, net of depreciation on increased property basis due to purchase accounting adjustment...  $  (1,362)
           Reduction in raw material costs due to contractual commitments from suppliers based on higher volume of purchases, headcount and operational expenses due to integration of
            Transkrit...............................................................................       (400)
                                                                                                      ---------
                                                                                                      $  (1,762)
                                                                                                      ---------
                                                                                                      ---------
(h)        Reflects the following:
           Reduction in headcount and operational expenses due to integration of Transkrit..........  $  (1,850)
           Reduction in depreciation expense due to conversion of Transkrit to straight-line method,
            net of depreciation on increased property basis due to purchase accounting adjustment...       (556)
           Additional amortization of goodwill......................................................        102
           Provide additional amortization related to patents.......................................      2,064
                                                                                                      ---------
                                                                                                      $    (240)
                                                                                                      ---------
                                                                                                      ---------
(i)        Reflects the following amounts:
           Additional debt cost amortization........................................................  $     436
           Additional interest expense on borrowings for working capital needs......................        360
           Additional interest expense associated with the Notes....................................      8,638
                                                                                                      ---------
                                                                                                      $   9,434
                                                                                                      ---------
                                                                                                      ---------
(j)        Reflects the net additional income tax provision (benefit) as a result of the above adjustments, except the goodwill amortization adjustment, at an effective tax rate of
            38.5%
(k)        EBITDA is defined as operating income, plus depreciation and amortization and reflects
            (a) with respect to NFC, the provision for plant shutdown cost in 1993 related to the shutdown of NFC's Philadelphia, Pennsylvania facility and the non-cash charges related to pension, deferred financing and change in vacation policy, and (b) with respect to
            Transkrit (i) the conversion of Transkrit's inventory valuation method from LIFO to
            FIFO, (ii) the disposal of the Pegboard Accounting System and Tax Forms product lines on
            December 2, 1994 and April 19, 1995, respectively, (iii) the elimination of the relocation and duplicate costs incurred in connection with the relocation of Transkrit's headquarters to Roanoke, Virginia from Brewster, New York, (iv) deferred compensation and pension expenses and (v) incremental management fees and rental expenses paid to
            Transkrit's parent. EBITDA is provided because it is a measure of an issuer's ability to service its indebtedness commonly used by certain investors. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered an alternative to net income as a measure of performance or to cash flow as a measure of liquidity.
(l)        The ratio of earnings to fixed charges is computed by adding fixed charges (interest and amortization of deferred financing costs and discounts) to income before provision for income taxes and dividing that sum by the sum of fixed charges. Historical NFC earnings were insufficient to cover fixed charges by $1,040.

         UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENT OF INCOME
                       THREE MONTHS ENDED MARCH 31, 1996
                             (DOLLARS IN THOUSANDS)

                                                                  HISTORICAL     ADJUSTED
                                       HISTORICAL   HISTORICAL     TRANSKRIT    HISTORICAL    TRANSACTION   COMPANY PRO
                                           NFC       TRANSKRIT    ADJUSTMENTS    TRANSKRIT    ADJUSTMENTS      FORMA
                                       -----------  -----------  -------------  -----------  -------------  -----------
Net Sales............................   $  17,097    $  24,404   $    --         $  24,404   $    --         $  41,501
Cost of products sold................      13,480       15,713          128(a)      15,841         (405)(d)     28,916
                                       -----------  -----------  -------------  -----------  -------------  -----------
Gross profit.........................       3,617        8,691         (128)         8,563          405         12,585
Selling, general and admin.
  expenses...........................       3,297        6,870         (368)(b)      6,502           68(e)       9,867
                                       -----------  -----------  -------------  -----------  -------------  -----------
Operating Income.....................         320        1,821          240          2,061          337          2,718
Interest (income) expense............         750         (211)         183(c)         (28)       2,478(f)       3,200
Other (income) expense...............      --               35        --                35        --                35
                                       -----------  -----------  -------------  -----------  -------------  -----------
Income (loss) before income taxes....        (430)       1,997           57          2,054       (2,141)          (517)
Income tax provision (benefit).......        (168)         760           22(g)         782         (812)(g)       (198)
                                       -----------  -----------  -------------  -----------  -------------  -----------
Net income (loss)....................   $    (262)   $   1,237   $       35      $   1,272   $   (1,329)     $    (319)
                                       -----------  -----------  -------------  -----------  -------------  -----------
                                       -----------  -----------  -------------  -----------  -------------  -----------
Other Data:
  EDITDA (h)                            $   1,256                                $   3,438                   $   5,257
  Depreciation and amortization......         911                                    1,342                       2,596
  Capital expenditures...............       2,307                                      695                       3,002
  Ratio of Earnings to Fixed Charges
   (i)...............................         .43x                                   83.16x                        .84x

                            See accompanying notes.

    NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENTS OF INCOME
                             (DOLLARS IN THOUSANDS)

    The Pro Forma Combined Consolidated Statement of Income for the period ended March 31, 1996 reflects the Transactions as if they had occurred on January 1,
                                1995 as follows:

(a)        Reflects the conversion of Transkrit inventory valuation method from LIFO to FIFO
(b)        Reflects the following:
           Reversal of accrual for payroll taxes on deferred compensation plan.....................  $     (73)
           Additional management fees to be incurred upon consummation of the Acquisition..........         25
           Reversal of management fees paid to previous affiliate..................................       (320)
                                                                                                     ---------
                                                                                                          (368)
                                                                                                     ---------
                                                                                                     ---------
(c)        Elimination of interest income at Transkrit related to former related-party transaction.
(d)        Reflects the following:
           Reduction in depreciation expense due to conversion of Transkrit to straight-line method, net of depreciation on increased property basis due to purchase accounting
            adjustment.............................................................................  $    (305)
           Reduction in raw material costs due to contractual commitments from suppliers based on higher purchases, headcount, and operational expenses due to integration of
            Transkrit..............................................................................       (100)
                                                                                                     ---------
                                                                                                     $    (405)
                                                                                                     ---------
                                                                                                     ---------
(e)        Reflects the following:
           Reduction in headcount and operational expenses due to integration of Transkrit.........  $    (463)
           Reduction in depreciation expense due to conversion of Transkrit to straight-line method, net of depreciation on increased property bases due to purchase accounting
            adjustment.............................................................................        (16)
           Additional amortization of goodwill.....................................................         31
           Provide additional amortization related to patents......................................        516
                                                                                                     ---------
                                                                                                     $      68
                                                                                                     ---------
                                                                                                     ---------
(f)        Reflects the following amounts:
           Additional debt cost amortization.......................................................  $     117
           Additional interest expense on borrowings for working capital needs.....................         90
           Additional interest expense associated with Notes.......................................      2,271
                                                                                                     ---------
                                                                                                     $   2,478
                                                                                                     ---------
                                                                                                     ---------
(g)        Reflects the net additional income tax benefit as a result of all transaction adjustments, except the goodwill amortization adjustment, at an effective tax rate of
            38.5%
(h)        EBITDA is defined as operating income, plus depreciation and amortization and reflects
            (a) with respect to NFC, the provision for plant shutdown cost in 1993 related to the shutdown of NFC's Philadelphia, Pennsylvania facility and the non-cash charges related to pension, deferred financing and change in vacation policy, and (b) with respect to
            Transkrit (i) the conversion of Transkrit's inventory valuation method from LIFO to
            FIFO, (ii) the disposal of the Pegboard Accounting System and Tax Forms product lines on December 2, 1994 and April 19, 1995, respectively, (iii) the elimination of the relocation and duplicate costs incurred in connection with the relocation of
            Transkrit's headquarters to Roanoke, Virginia from Brewster, New York, (iv) deferred compensation and pension expenses and (v) incremental management fees and rental expenses paid to Transkrit's parent. EBITDA is provided because it is a measure of an issuer's ability to service its indebtedness commonly used by certain investors. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered an alternative to net income as a measure of performance or to cash flow as a measure of liquidity.
(i)        The ratio of earnings to fixed charges is computed by adding fixed charges (interest and amortization of deferred financing costs and discounts) to income before provision for income taxes and dividing that sum by the sum of fixed charges. Historical NFC and pro forma earnings were insufficient to cover fixed charges by $430 and $517, respectively.

         UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENT OF INCOME
                       THREE MONTHS ENDED MARCH 31, 1995
                             (DOLLARS IN THOUSANDS)

                                                                         HISTORICAL     ADJUSTED
                                              HISTORICAL   HISTORICAL     TRANSKRIT    HISTORICAL   TRANSACTION    COMPANY
                                                  NFC       TRANSKRIT    ADJUSTMENTS    TRANSKRIT   ADJUSTMENTS   PRO FORMA
                                              -----------  -----------  -------------  -----------  -----------  -----------
Net Sales...................................   $  17,777    $  23,351     $    (178)(a)  $  23,173   $  --        $  40,950
Cost of products sold.......................      13,666       15,843          (362)(b)     15,481        (447)(g)     28,700
                                              -----------  -----------        -----    -----------  -----------  -----------
Gross profit................................       4,111        7,508           184         7,692          447       12,250
Selling, general and administrative
 expenses...................................       3,596        7,494          (853)(c)      6,641         (22)(h)     10,215
Relocation expenses.........................      --              133          (133)(d)     --          --           --
                                              -----------  -----------        -----    -----------  -----------  -----------
Operating Income............................         515         (119)        1,170         1,051          469        2,035
Interest (income) expense...................         784         (132)          216(e)         84        2,318(i)      3,186
Other (income) expense......................      --             (541)          (14)(f)       (555)     --             (555)
                                              -----------  -----------        -----    -----------  -----------  -----------
Income (loss) before income taxes...........        (269)         554           968         1,522       (1,849)        (596)
Income tax provision (benefit)..............      --              218           373(j)        591         (702)(j)       (111)
                                              -----------  -----------        -----    -----------  -----------  -----------
Net income (loss)...........................   $    (269)   $     336     $     595     $     931    $  (1,147)   $    (485)
                                              -----------  -----------        -----    -----------  -----------  -----------
                                              -----------  -----------        -----    -----------  -----------  -----------
Other Data:
  EBITDA (k)................................   $   1,301                                $   2,518                 $   4,382
  Depreciation and amortization.............         889                                    1,434                     2,526
  Capital expenditures......................          66                                    1,481                     1,547
  Ratio of Earnings to Fixed Charges (l)....         .66x                                   11.08x                      .82x

                            See accompanying notes.

     NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENT OF INCOME
                             (DOLLARS IN THOUSANDS)

    The Pro Forma Combined Consolidated Statement of Income for the period ended March 31, 1995 reflects the Transactions as if they had occurred on January 1, 1995 as follows:

(a) Reflects the disposal of the Tax Forms product line excluding continuing product sales transferred to another Transkrit division.

(b) Reflects the following:

Disposal of Tax Forms product line (see footnote (a))....................  $    (227)
Conversion of Transkrit inventory valuation method from LIFO to FIFO.....       (135)
                                                                           ---------
                                                                           $    (362)
                                                                           ---------
                                                                           ---------

(c) Reflects the following:

    Reversal of deferred compensation expenses...........................  $    (441)
    Disposal of Tax Forms product line (see footnote (a))................        (53)
    Remove the duplicate costs incurred to maintain both the Brewster,
     New York and Roanoke, Virginia facilities during the relocation from
     Brewster and Roanoke................................................        (93)
    Eliminate rent expense at Transkrit related to former related-party
     transaction.........................................................       (216)
    Additional management fees to be incurred upon consummation of the
     Acquisition.........................................................         25
    Reversal of management fees paid to previous affiliate...............        (75)
                                                                           ---------
                                                                           $    (853)
                                                                           ---------
                                                                           ---------

(d) Reflects the elimination of relocation costs incurred to move from Brewster, New York to
    Roanoke, Virginia as these are not costs incurred from ongoing operations.

(e) Reflects the elimination of interest income at Transkrit related to former related-party transaction.

(f) Reflects an adjustment to the net loss on the disposal of the Pegboard Accounting System product line.

(g) Reflects the following:

    Reduction in depreciation expense due to conversion of Transkrit to straight- line method, net of depreciation on increased property
     basis due to purchase accounting adjustment.........................  $    (347)
    Reduction in raw material costs due to contractual commitments from suppliers based on higher volume of purchases, headcount and
     operational expenses due to integration of Transkrit................       (100)
                                                                           ---------
                                                                           $    (447)
                                                                           ---------
                                                                           ---------

(h) Reflects the following:

    Reduction in headcount and operational expenses due to integration of
     Transkrit...........................................................  $    (463)
    Reduction in depreciation expense due to conversion of Transkrit to straight-line method, net of depreciation on increased property
     basis due to purchase accounting adjustment.........................       (100)
    Additional amortization of goodwill..................................         25
    Provide additional amortization related to patents...................        516
                                                                           ---------
                                                                           $     (22)
                                                                           ---------
                                                                           ---------

(i) Reflects the following amounts:

    Additional debt cost amortization....................................  $     109
    Additional interest expense on borrowings for working capital
     needs...............................................................         90
    Additional interest expense associated with the Notes................      2,119
                                                                           ---------
                                                                           $   2,318
                                                                           ---------
                                                                           ---------

(j) Reflects the net additional income tax provision (benefit) as a result of the above transaction adjustments, except the goodwill amortization adjustment, at an effective tax rate of 38.5%.

(k) EBITDA is defined as operating income, plus depreciation and amortization and reflects (a) with respect to NFC, the provision for plant shutdown cost in 1993 related to the shutdown of NFC's Philadelphia, Pennsylvania facility and the non-cash charges related to pension, deferred financing and change in vacation policy, and (b) with respect to Transkrit (i) the conversion of Transkrit's inventory valuation method from LIFO to FIFO, (ii) the disposal of the Pegboard Accounting System and Tax Forms product lines on December 2, 1994 and April 19, 1995, respectively, (iii) the elimination of the relocation and duplicate costs incurred in connection with the relocation of Transkrit's headquarters to Roanoke, Virginia from Brewster, New York, (iv) deferred compensation and pension expenses and (v) incremental management fees and rental expenses paid to Transkrit's parent. EBITDA is provided because it is a measure of an issuer's ability to service its indebtedness commonly used by certain investors. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered an alternative to net income as a measure of performance or to cash flow as a measure of liquidity.

(l) The ratio of earnings to fixed charges is computed by adding fixed charges (interest and amortization of deferred financing costs and discounts) to income before provision for income taxes and dividing that sum by the sum of fixed charges. Historical NFC and pro forma earnings were insufficient to cover fixed charges by $269 and $596, respectively.

                       SELECTED HISTORICAL FINANCIAL DATA
                         NATIONAL FIBERSTOK CORPORATION

    The following selected historical financial data for each of the years in the three-year period ended December 31, 1995 have been derived from, and are qualified by reference to, the audited Financial Statements of NFC included elsewhere in this Prospectus. The selected historical financial data set forth below for the years ended December 31, 1991 and 1992 have been derived from the unaudited financial statements of NFC. The selected historical consolidated unaudited financial data set forth below for the three month periods ended March 31, 1995 and 1996 have been derived from, and are qualified by reference to, NFC's unaudited financial statements included elsewhere herein and include all adjustments, consisting of normal recurring adjustments, which management considers necessary for a fair presentation of the results of NFC for such periods. Results for the interim periods are not necessarily indicative of the results for the full year. The selected historical financial data set forth below should be read in conjunction with, and are qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements of NFC and accompanying notes thereto included elsewhere in this Prospectus.

                                                                                                            THREE MONTHS
                                                                                                               ENDED
                                                              YEAR ENDED DECEMBER 31,                        MARCH 31,
                                             ---------------------------------------------------------  --------------------
                                                1991        1992(A)      1993       1994       1995       1995       1996
                                             -----------  -----------  ---------  ---------  ---------  ---------  ---------
                                                              (DOLLARS IN THOUSANDS)                        (DOLLARS IN
                                                                                                             THOUSANDS)

INCOME STATEMENT DATA:
  Net sales................................   $   4,359    $  17,905   $  64,545  $  65,998  $  71,257  $  17,777  $  17,097
  Cost of products sold....................       3,789       14,145      51,384     52,610     55,708     13,666     13,480
                                             -----------  -----------  ---------  ---------  ---------  ---------  ---------
    Gross profit...........................         570        3,760      13,161     13,388     15,549      4,111      3,617
  Selling, general and administrative
   expenses................................       1,117        3,714      12,930     12,428     13,410      3,596      3,297
  Provision for plan shutdown cost.........      --           --           2,251     --         --         --         --
                                             -----------  -----------  ---------  ---------  ---------  ---------  ---------
  Operating income (loss)..................        (547)          46      (2,020)       960      2,139        515        320
  Interest expense.........................         213          803       2,873      2,975      3,179        784        750
                                             -----------  -----------  ---------  ---------  ---------  ---------  ---------
    Income (loss) before income taxes......        (760)        (757)     (4,893)    (2,015)    (1,040)      (269)      (430)
  Income tax provision (benefit)...........      --             (123)     (1,343)    --         (1,900)    --           (168)
                                             -----------  -----------  ---------  ---------  ---------  ---------  ---------
  Net income (loss)........................   $    (760)   $    (634)  $  (3,550) $  (2,015) $     860  $    (269) $    (262)
                                             -----------  -----------  ---------  ---------  ---------  ---------  ---------
                                             -----------  -----------  ---------  ---------  ---------  ---------  ---------
OTHER DATA:
  EBITDA (b)...............................   $    (355)   $   1,094   $   3,610  $   4,308  $   5,159  $   1,301  $   1,256
  Depreciation and amortization............         192        1,078       3,521      3,685      4,005        889        911
  Capital expenditures.....................          18          104       1,179        940      2,308         66      2,307
  Ratio of Earnings to Fixed Charges (c)...       -2.57x         .06x       -.70x       .32x       .67x       .66x       .43x

                                                                                                          MARCH 31,
                                                                                                            1996
                                                                                                         -----------
BALANCE SHEET DATA:
  Working capital......................................................................................   $   6,532
  Total assets.........................................................................................      38,410
  Long-term debt, less current maturities..............................................................      22,825

- ------------------------------
(a) Reflects the acquisition of Diversified Assembly, Inc. and DEC International Corporation, including its wholly-owned subsidiary, Double Envelope Company, on March 27, 1992 and October 16, 1992, respectively. The acquisitions were accounted for as purchases.

(b) EBITDA is defined as operating income, plus depreciation and amortization and reflects (a) with respect to NFC, the provision for plant shutdown cost in 1993 related to the shutdown of NFC's Philadelphia, Pennsylvania facility and the non-cash charges related to pension, deferred financing and change in vacation policy (consisting of $0, $(30) , $(142) (and $2,251 of provision for plant shut down cost), $(337), $(985), $(103), and $25, for years ended December 31, 1991, 1992, 1993, 1994 and 1995 and the three months ended March 31, 1995 and 1996, respectively), and (b) with respect to Transkrit (i) the conversion of Transkrit's inventory valuation method from LIFO to FIFO, (ii) the disposal of the Pegboard Accounting System and Tax Forms product lines on December 2, 1994 and April 19, 1995, respectively, (iii) the elimination of the relocation and duplicate costs incurred in connection with the relocation of Transkrit's headquarters to Roanoke, Virginia from Brewster, New York, (iv) deferred compensation and pension expenses and (v) incremental management fees and rental expenses paid to Transkrit's parent. EBITDA is provided because it is a measure of an issuer's ability to service its indebtedness commonly used by certain investors. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered an alternative to net income as a measure of performance or to cash flow as a measure of liquidity.

(c) The ratio of earnings to fixed charges is computed by adding fixed charges (interest and amortization of deferred financing costs and discounts) to income before provision for income taxes and dividing that sum by the sum of fixed charges. Earnings were insufficient to cover fixed charges by $760, $757, $4,893, $3,015, $1,040, $269 and $430 for the years ended
     December 31, 1991, 1992, 1993, 1994 and 1995 and the three months ended March 31, 1995 and 1996, respectively.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
                             TRANSKRIT CORPORATION

    The following selected historical consolidated financial data for each of the years in the three year period ended December 31, 1995 have been derived from, and are qualified by reference to, the audited consolidated financial statements of Transkrit included elsewhere in this Prospectus. The selected historical consolidated financial data for each of the years in the two year period ended December 31, 1992 have been derived from the unaudited financial statements of Transkrit. The selected historical consolidated financial data for the three month periods ended March 31, 1995 and 1996 have been derived from, and are qualified by reference to, the unaudited financial statements of Transkrit, included elsewhere herein, and include all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of the results of Transkrit for such periods. Results for the interim periods are not necessarily indicative of results for the full year. The selected historical consolidated financial data set forth below should be read in conjunction with, and are qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of Transkrit and accompanying notes thereto included elsewhere in this Prospectus.

                                                                                                                        THREE
                                                                                                                       MONTHS
                                                                  YEAR ENDED                  YEAR ENDED                ENDED
                                                                 DECEMBER 31,                DECEMBER 31,             MARCH 31,
                                                             --------------------  ---------------------------------  ---------
                                                               1991       1992       1993(A)      1994       1995       1995
                                                             ---------  ---------  -----------  ---------  ---------  ---------
                                                                                        (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
  Net sales................................................  $  86,637  $  88,464   $  96,003   $  98,124  $  97,681  $  23,351
  Cost of products sold....................................     59,763     61,829      64,921      64,851     64,223     15,843
                                                             ---------  ---------  -----------  ---------  ---------  ---------
    Gross profit...........................................     26,874     26,635      31,082      33,273     33,458      7,508
  Selling, general and administrative expenses.............     22,099     24,702      26,914      30,700     29,412      7,494
  Relocation expenses (b)..................................     --            955       3,290         413        657        133
                                                             ---------  ---------  -----------  ---------  ---------  ---------
  Operating income (loss)..................................      4,775        978         878       2,160      3,389       (119)
  Interest (income) expense, net...........................        262        268         471         713       (697)      (132)
  Gain on disposal of product lines and fixed assets (c)...        (21)       (54)        (71)     (2,852)      (558)      (500)
  Other (income) expense...................................       (154)       (88)       (337)       (207)      (313)       (41)
                                                             ---------  ---------  -----------  ---------  ---------  ---------
    Income before income taxes.............................      4,688        852         815       4,506      4,957        554
  Income taxes.............................................      1,892        417         379       1,799      1,380        218
                                                             ---------  ---------  -----------  ---------  ---------  ---------
  Net income...............................................  $   2,796  $     435   $     436   $   2,707  $   3,577  $     336
                                                             ---------  ---------  -----------  ---------  ---------  ---------
                                                             ---------  ---------  -----------  ---------  ---------  ---------


                                                               1996
                                                             ---------

INCOME STATEMENT DATA:
  Net sales................................................  $  24,404
  Cost of products sold....................................     15,713
                                                             ---------
    Gross profit...........................................      8,691
  Selling, general and administrative expenses.............      6,870
  Relocation expenses (b)..................................     --
                                                             ---------
  Operating income (loss)..................................      1,821
  Interest (income) expense, net...........................       (211)
  Gain on disposal of product lines and fixed assets (c)...     --
  Other (income) expense...................................         35
                                                             ---------
    Income before income taxes.............................      1,997
  Income taxes.............................................        760
                                                             ---------
  Net income...............................................  $   1,237
                                                             ---------
                                                             ---------

OTHER DATA:
  EBITDA (d)...............................................  $   8,332  $   7,647     $10,194   $  12,045  $  15,556  $   2,518
  Depreciation and amortization............................      4,921      5,503       6,345       6,776      6,024      1,474
  Capital expenditures.....................................     10,565      8,642       8,529       7,187      4,172      1,481
  Ratio of Earnings to Fixed Chares (e)....................       7.82x      2.88x       2.26x       5.89x     13.42x      4.67x

OTHER DATA:
  EBITDA (d)...............................................  $   3,438
  Depreciation and amortization............................      1,342
  Capital expenditures.....................................        695
  Ratio of Earnings to Fixed Chares (e)....................      80.88x

                                                                                                                      MARCH 31,
                                                                                                                        1996
                                                                                                                     -----------
BALANCE SHEET DATA:
  Working capital..................................................................................................   $  17,395
  Total assets.....................................................................................................      65,413
  Long-term debt, less current maturities..........................................................................      --

- ------------------------------
(a) Reflects the acquisition and results of Short Run Labels, Inc. since the date of its acquisition on August 11, 1993.
(b) Represents the incremental costs (including severance, moving and other relocation costs) incurred to move the corporate and related production facilities.
(c) Includes the sale of the Pegboard Accounting System product line and the Tax Forms product line on December 2, 1994 and April 19, 1995, respectively.
(d) EBITDA is defined as operating income, plus depreciation and amortization and reflects (a) with respect to NFC, the provision for plant shutdown cost in 1993 related to the shutdown of NFC's Philadelphia, Pennsylvania facility and the non-cash charges related to pension, deferred financing and change in vacation policy, and (b) with respect to Transkrit (i) the conversion of Transkrit's inventory valuation method from LIFO to FIFO,
     (ii) the disposal of the Pegboard Accounting System and Tax Forms product lines on December 2, 1994 and April 19, 1995, respectively, (iii) the elimination of the relocation and duplicate costs incurred in connection with the relocation of Transkrit's headquarters to Roanoke, Virginia from Brewster, New York, (iv) deferred compensation and pension expenses and (v) incremental management fees and rental expenses paid to Transkrit's parent. EBITDA is provided because it is a measure of an issuer's ability to service its indebtedness commonly used by certain investors. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered an alternative to net income as a measure of performance or to cash flow as a measure of liquidity.
(e) The ratio of earnings to fixed charges is computed by adding fixed charges (interest and amortization of deferred financing costs and discounts) to income before provision for income taxes and dividing that sum by the sum of fixed charges.

    EBITDA reflects the following adjustments:

                                                                                                    THREE MONTHS
                                                                                                       ENDED
                                                        YEAR ENDED DECEMBER 31,                      MARCH 31,
                                         -----------------------------------------------------  --------------------
                                           1991       1992       1993       1994       1995       1995       1996
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
  LIFO to FIFO inventory valuation
   change..............................  $    (281) $     144  $    (272) $     (95) $   1,402  $     135  $    (128)
  Product line disposals...............     (1,610)      (347)      (564)       (41)       200         62     --
  Relocation and duplicate costs.......     --            955      3,290      1,320        951        226     --
  Parent charges.......................        295        307        309        564        965        266        295
  Deferred compensation and pension....        232        107        208      1,361      2,625        474        108
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total adjustments......................  $  (1,364) $   1,166  $   2,971  $   3,109  $   6,143  $   1,163  $     275
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                    OVERVIEW

    The Company is a leading manufacturer of custom paper-based products primarily for the mailer, direct mail, custom pressure sensitive label and custom envelope markets. Pursuant to the Stock Purchase Agreement, NFC purchased all of the outstanding capital stock of Transkrit. In connection with the Acquisition, the Company expects to realize approximately $2.3 million of annualized cost savings through raw material purchasing efficiencies, and reductions in headcount and operating expenses. The Company believes that its future operating results may not be directly comparable to historical operating results of either NFC or Transkrit due to the Company's increased size, integration of the two businesses and related cost savings. Certain factors which have affected the operating results of the Company are discussed below.

    PURCHASE ACCOUNTING. The Acquisition was accounted for as a purchase of Transkrit by NFC. As a result, the assets and liabilities of Transkrit have been recorded at their estimated fair market value. An amount equal to the excess of the purchase price over the fair value of assumed liabilities will be allocated to inventories, property and equipment, identifiable intangible assets and goodwill. The Company's patents will be amortized over their remaining lives (approximately 10 years), and goodwill will be amortized over 40 years. Consequently, the post-Acquisition statements of income will be affected by the amortization of such excess purchase price. See "Unaudited Pro Forma Financial Data."

    STRATEGIC ACQUISITION AND DISPOSITIONS. On August 11, 1993, Transkrit acquired all of the outstanding capital stock of Short Run Labels, Inc. for approximately $5.7 million, and consequently, 1993 results of operations reflect only a portion of the financial results of Short Run Labels, Inc. On December 2, 1994, Transkrit disposed of its Pegboard Accounting System product line for approximately $4.0 million. In addition, on April 19, 1995, Transkrit disposed of its Tax Forms product line for $0.4 million.

    RELOCATION OF OPERATIONS AND CORPORATE HEADQUARTERS. Transkrit relocated its corporate headquarters and primary production facility from Brewster, New York to Roanoke, Virginia between May 1994 and April 1995. Transkrit recorded relocation expenses of $0.1 million, $0.7 million, $0.4 million and $3.3 million during the three months ended 1995 and the fiscal years ended 1995, 1994 and 1993, respectively.

    NFC recorded a non-recurring charge of $2.3 million during the year ended December 31, 1993 relating to the shutdown of its Philadelphia, Pennsylvania facility.

    RAW MATERIALS. Paper is the Company's primary raw material requirement, and accounted for approximately 49% of the Company's 1995 pro forma costs of goods sold. Generally, when the price of paper decreases, the Company has short-term opportunity to improve its operating margins due to delay in passing price reductions through to customers. In the long-term, however, since paper price declines tend to occur in a weak economy, net sales and operating margins tend to decline due to lower levels of demand. Conversely, when paper prices are increasing, operating margins may be negatively affected in the short-term since it generally takes from 30 to 90 days to pass on such increases to customers. In the longer-term, however, since paper price increases tend to occur in a strong economy, the Company is generally able to pass through increases in its cost of paper to customers and therefore maintain or improve operating margins.

    EBITDA is defined as operating income plus depreciation and amortization and reflects (a) with respect to NFC, the provision for plant shutdown cost in 1993 related to the shutdown of NFC's Philadelphia, Pennsylvania facility and the non-cash charges related to pension, deferred financing and change in vacation policy, and (b) with respect to Transkrit (i) the conversion of Transkrit's inventory valuation method from LIFO to FIFO, (ii) the disposal of the Pegboard Accounting System and Tax Forms product lines on December 2, 1994 and April 19, 1995, respectively, (iii) the elimination of the relocation and duplicate costs incurred in connection with the relocation of Transkrit's headquarters to Roanoke, Virginia from Brewster, New York, (iv) deferred compensation and pension expenses and (v) incremental management fees and rental expenses paid to Transkrit's parent. EBITDA is provided because it is a measure of an issuer's ability to service its indebtedness commonly used by certain investors. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered an alternative to net income as a measure of performance or to cash flow as a measure of liquidity.

                             RESULTS OF OPERATIONS

NATIONAL FIBERSTOK CORPORATION

    NFC has three principal product lines: custom envelopes, direct mail products and custom pressure sensitive labels. The following table summarizes NFC's historical net sales by product line.

                                                                                           FOR THE THREE
                                                                                            MONTHS ENDED
                                                       FISCAL YEAR ENDED DECEMBER 31,        MARCH 31,
                                                       -------------------------------  --------------------
                                                         1993       1994       1995       1995       1996
                                                       ---------  ---------  ---------  ---------  ---------
                                                                      (DOLLARS IN THOUSANDS)
Custom Envelopes.....................................  $  47,964  $  49,585  $  54,527  $  13,455  $  13,634
Direct Mail Products.................................     13,492     13,558     13,087      3,520      2,583
Custom Pressure Sensitive Labels.....................      3,089      2,855      3,643        802        880
                                                       ---------  ---------  ---------  ---------  ---------
                                                       $  64,545  $  65,998  $  71,257  $  17,777  $  17,097
                                                       ---------  ---------  ---------  ---------  ---------
                                                       ---------  ---------  ---------  ---------  ---------

THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THREE MONTHS ENDED MARCH 31, 1995

    NET SALES for the three-month period ended March 31, 1996 decreased $0.7 million to $17.1 million, or 3.8%, from the comparable 1995 period. Sales of direct mail products during the three-months ended March 31, 1996 declined 26.6% as compared to the comparable period of 1995 due to historically high paper costs which caused customers to defer or reduce order sizes. Since early 1996, paper prices have returned to, and have remained at, more normal levels, thereby lowering net sales; however, the Company has recently experienced an increase in order volume. Custom envelope unit shipments decreased by 11% during the 1996 period due to generally weak industry conditions and unusually harsh weather, which caused a temporary shutdown of certain facilities of NFC. The decrease in envelope unit shipments was more than offset by an increase in the average unit sales price, leading to a slight increase in net sales.

    GROSS PROFIT as a percentage of net sales declined to 21.2% for the three-month period ended March 31, 1996 from 23.1% for the comparable 1995 period, primarily due to the reduction in volume of direct mail products. Gross profit for the period declined $0.5 million to $3.6 million.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES for the three-month period ended March 31, 1996 decreased to $3.3 million from $3.6 million for the comparable 1995 period. Selling, general and administrative expenses as a percentage of net sales decreased to 19.3% for the three-month period ended March 31, 1996 from 20.2% for the comparable 1995 period. This decrease in expenses was due to a reduction in administrative personnel in mid-1995. Selling costs as a percentage of net sales increased 0.5% compared to the same period in 1995.

    EBITDA as a percent of net sales was 7.3% for both the three-month period ended March 31, 1996 and the comparable 1995 period. EBITDA for both three-month periods was $1.3 million as the decrease in gross profit was offset by the reduction in administrative costs.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

    NET SALES for the year ended December 31, 1995 increased $5.3 million to $71.3 million, or 8.0%, from the comparable 1994 period. Net sales of custom envelopes increased 10.0%, or $4.9 million from 1994 to 1995. This increase in net sales was due to a rise in the average unit sales price resulting from passing on a portion of paper cost increases while units shipped remained stable. While the average unit sales price for direct mail products increased 13.1% from 1994 to 1995, this was more than offset by a 14.6% decrease in units shipped over the same period. The decrease in direct mail product units shipped reflects a deferral or reduction in orders due to historically high paper costs. The 27.6% increase in net sales of custom pressure sensitive labels resulted from a 14.1% increase in units shipped and a 12.1% increase in average unit sales price. The increase in units shipped represents new business, while the increase in average unit sales price reflects the increase in underlying paper costs.

    GROSS PROFIT as a percentage of net sales increased to 21.8% for the year ended December 31, 1995 from 20.3% for the comparable 1994 period as gross profit for the period increased $2.1 million to $15.5 million. This increase was attributable to price increases for custom envelopes and direct mail products, a portion of which reflected paper cost increases, and improved coverage of fixed costs due to increased production volumes of custom pressure sensitive labels.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES as a percentage of net sales remained unchanged at 18.8% for the year ended December 31, 1995 and the comparable 1994 period. Selling, general and administrative expense for 1995 increased to $13.4 million from $12.4 million in 1994 to support the increased level of net sales and higher corporate development expenditures.

    EBITDA as a percentage of net sales increased to 7.3% for the year ended December 31, 1995 from 6.5% for the comparable 1994 period. EBITDA for 1995 increased to $5.2 million from $4.3 million in 1994. The increase in EBITDA as a percentage of net sales was attributable to the increase in gross profit as a percentage of net sales and the decline in selling, general and administrative expense as a percentage of net sales, both of which contributed to improved overall profitability.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

    NET SALES for the year ended December 31, 1994 increased $1.5 million to $66.0, or 2.3%, from the comparable 1993 period. Net sales of custom envelopes increased 3.4% or $1.6 million from 1993 to 1994. The increase in net sales was primarily attributable to an increase in the number of units shipped while unit sales prices remained relatively stable. This increase in net sales was partially offset by the discontinuance of certain low margin custom expanding envelope contract business which decreased net sales by $1.4 million.

    GROSS PROFIT as a percentage of net sales was essentially unchanged at 20.3% for the year ended December 31, 1994 from 20.4% for the comparable 1993 period. Gross profit for the period increased $0.2 million to $13.4 million. Custom envelope gross profit increased slightly with sales volumes, but gross margin results for the rest of the Company remained largely unchanged.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES as a percentage of net sales declined to 18.8% for the year ended December 31, 1994 from 23.5% for the comparable 1993 period. Selling, general and administrative expense for 1994 declined sharply to $12.4 million from the 1993 level of $15.2 million, which included costs associated with the closure of the Company's Philadelphia manufacturing facility. If the $2.3 million of closure expenses were excluded, selling, general and administrative expenses would have declined by $0.5 million from 1993 to 1994. This decline was attributable to personnel and other overhead cost reductions.

    EBITDA as a percentage of net sales, excluding the Philadelphia facility closure costs, increased to 6.5% for the year ended December 31, 1994 from 5.6% for the comparable 1993 period. EBITDA for 1994 increased to $4.3 million from $3.6 million in 1993. This increase was attributable to the minor increase in gross profit and reductions in selling, general and administrative expenses.

TRANSKRIT CORPORATION

    Transkrit has three principal product lines: mailer systems, direct marketing products and custom pressure sensitive labels. The following table summarizes Transkrit's historical net sales by product line. Transkrit's mailer systems product line include impact and non-impact
InfoSeal-Registered Trademark- mailer products and SelfLabel-TM- products.

                                                                                                  THREE MONTHS
                                                                                                     ENDED
                                                                 YEAR ENDED DECEMBER 31,           MARCH 31,
                                                             -------------------------------  --------------------
                                                               1993       1994       1995       1995       1996
                                                             ---------  ---------  ---------  ---------  ---------
                                                                            (DOLLARS IN THOUSANDS)
Mailer Systems (a).........................................  $  54,778  $  50,707  $  52,159  $  12,106  $  12,156
Direct Mail Products and Services..........................      6,055      6,476      8,624      1,748      2,876
Custom Pressure Sensitive Labels...........................     27,568     34,378     36,720      9,319      9,372
                                                             ---------  ---------  ---------  ---------  ---------
  Total Net Sales (a)......................................  $  88,401  $  91,561  $  97,503  $  23,173  $  24,404
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------

- ------------------------------

(a) Excludes net sales attributable to the Pegboard Accounting System product line and the Tax Form product line. Prior to the effect of the sale of the Pegboard Accounting System and the Tax Form product lines, net sales of mailer systems for the years ended December 31, 1993, 1994 and 1995 and for the three months ended March 31, 1995 would have been $62.4 million, $57.3 million, $52.3 million and $12.3 million, respectively, and net sales for the years ended December 31, 1993, 1994 and 1995 and for the three months ended March 31, 1995 would have been $96.0 million, $98.1 million, $97.7 million and $23.4 million, respectively.

THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THREE MONTHS ENDED MARCH 31, 1995

    NET SALES for the three-month period ended March 31, 1996 increased by $1.0 million to $24.4 million, or 4.5%, from the comparable 1995 period. This increase was primarily attributable to an increase of $1.1 million, or 64.5% in net sales of direct mail products and services and an increase of $0.4 million, or 20.4% in the sales of InfoSeal-Registered Trademark- products. The increase in net sales of direct mail products was largely due to an increase in demand from existing customers. The increase in net sales of InfoSeal-Registered Trademark- products resulted primarily from an increase in the number of installed InfoSeal-Registered Trademark- systems. Partially offsetting these net sales increases was a decrease of $0.7 million, or 6.9%, in impact mailer net sales.

    GROSS PROFIT for the three-month period ended March 31, 1996 increased by $1.2 million to $8.7 million from the comparable 1995 period. Gross profit as a percentage of net sales increased 3.4%, to 35.6% from 32.2%. This increase was attributable primarily to lower paper prices and reduced labor costs and operating expenses associated with Transkrit's move to the new Roanoke, Virginia facility.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES for the three-month period ended March 31, 1996 decreased by $0.6 million to $6.9 million from the comparable 1995 period. Selling, general and administrative expenses as a percent of net sales for the quarter ended March 31, 1996 decreased to 28.2% from 32.1% for the comparable period in 1995, due primarily to higher net sales and cost efficiencies achieved from the elimination of duplicative expenses as a result of the closure of the Brewster, New York facility.

    EBITDA as a percentage of net sales increased to 14.1% for the period ended March 31, 1996 from 10.8% in the comparable 1995 period. EBITDA increased by $0.9 million to $3.4 million for the period due to the improvement in gross profit and the reduction in selling, general and administrative expense.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

    NET SALES for the year ended December 31, 1995, decreased by $0.4 million to $97.7 million, or 0.5%, from the comparable 1994 period. In 1994, Transkrit net sales from the Pegboard Accounting System product line were $5.7 million and were $0.8 million for the Tax Form product line. The Pegboard Accounting System product line was sold in late 1994. In 1995, net sales for the Tax Form product line prior to its sale in early 1995 were $0.2 million. If the above net sales from these disposed product lines were excluded from 1994 and 1995 results, net sales would have been $5.9 million, or 6.4%, higher in 1995 when compared to 1994. The growth in net sales is primarily attributable to increased net sales in all three of Transkrit's product lines. Net sales of pressure sensitive labels increased approximately 6.8%, or $2.3 million, from the prior period due to increased net sales to existing customers. Net sales of direct mail products and services increased approximately 33.2%, or $2.1 million, from the prior period as a result of increased sales to existing customers. Net sales of InfoSeal-Registered Trademark- products increased 23.2%, or $1.8 million, for the 1995 period as a result of increased raw materials prices which were passed on to customers and an increase in the installed based of InfoSeal-Registered Trademark- users. Transkrit's net sales growth in 1995 was offset by a decrease of $1.5 million, or 3.4%, in net sales of impact mailers.

    GROSS PROFIT for the year ended December 31, 1995 was $33.5 million, which was relatively unchanged from $33.3 million for the year ended December 31, 1994. Gross profit as a percentage of net sales increased to 34.3% for the year ended December 31, 1995 from 33.9% for the year ended December 31, 1994. If the Company's Pegboard Accounting System and Tax Forms product lines were excluded, gross profit as a percentage of net sales would not have been materially different. During 1995, gross profit from mailer products and direct mail products and services was negatively impacted as a result of rapidly rising paper prices, only a portion of which Transkrit was able to pass on to customers. Relatively stable prices for pressure sensitive label stock and increased sales volume during 1995 more than offset the decrease in gross profit in the other product areas. In addition, Transkrit's gross profit in 1995 benefitted from $0.6 million in reduced workers' compensation and health insurance claims.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES for the year ended December 31, 1995, decreased by $1.3 million to $29.4 million from the comparable 1994 period. This decline was due to savings as result of reduced workers' compensation and health insurance claims, lower operating and employee costs associated with the Roanoke, Virginia facility relative to the Brewster, New York facility and the reduction of $0.6 million in duplicate costs resulting from the shutdown of the Brewster, New York facility in April, 1995. These savings were partially offset by a $1.2 million increase in deferred employee compensation charges.

    EBITDA for the year ended December 31, 1995, increased by $3.5 million to $15.6 million from the comparable 1994 period. EBITDA as a percentage of net sales increased to 15.9% from 12.3% for the comparable 1994 period. The increase in 1995 EBITDA was primarily attributable to the increase in gross profit and the reduction in selling, general and administrative expenses.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

    NET SALES in 1994 increased $2.1 million to $98.1 million, or 2.2%, from the comparable 1993 period. If the Pegboard Accounting System and Tax Forms product lines were excluded from net sales in 1993 and 1994, net sales of Transkrit would have increased by $3.2 million or 3.6%. The increase in net sales from December 31, 1993 to December 31, 1994 consisted of a 24.7%, or $6.8 million, increase in net sales of custom pressure sensitive labels, which more than offset a 7.4%, or $4.1 million, decrease in mailer systems sales. The mailer systems net decline resulted from the general decline in the impact mailer market and the loss of an InfoSeal-Registered Trademark- customer. Growth in the custom pressure-sensitive label business was due to overall volume increases and a full-year's contribution from Short Run Labels, Inc., which contributed approximately $4.6 million more in net sales in 1994 than in 1993.

    GROSS PROFIT for the year ended December 31, 1994 increased by $2.2 million to $33.3 million from the comparable 1993 period. Gross profit as a percent of net sales increased to 33.9% for the year ended December 31, 1994 from 32.4% for the 1993 period. This increase was primarily due to higher custom pressure-sensitive label net sales and a shift in mix to higher margin products, particularly those of the newly acquired Short Run Labels, Inc. If the Company's Pegboard Accounting System and Tax Forms product lines were excluded, gross profit as a percentage of net sales would not have been materially different.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES for the year ended December 31, 1994 increased $3.8 million to $30.7 million from the comparable 1993 period. Selling, general and administrative expense as a percentage of net sales was 31.3% in 1994 compared to 28.0% in 1993. The increase was primarily due to higher selling, general and administrative expense in the custom pressure sensitive label business as a result of a full year's impact from Short Run Labels, Inc., which has a higher ratio of selling, general and administrative expense to net sales due to its low average price per order, and $0.9 million of duplicate costs in 1994 as a result of Transkrit's relocation of its Brewster, New York operations and headquarters to Roanoke, Virginia.

    EBITDA for the year ended December 31, 1994 increased $1.9 million to $12.0 million from the comparable 1993 period. EBITDA as a percentage of net sales increased to 12.3% from 10.6% for the comparable 1993 period. The $1.9 million increase in 1994 EBITDA is primarily attributable to higher net sales and higher gross profit, which offset increases in selling, general and administrative expenses.

                        LIQUIDITY AND CAPITAL RESOURCES

THE COMPANY

    Following the Transactions, the debt service costs associated with the borrowings under the New Bank Credit Facility and the Notes will significantly increase liquidity requirements. Management believes that based on current financial performance and anticipated growth, cash flow from operations, together with the available sources of funds including borrowings under the New Bank Credit Facility, will be adequate for the foreseeable future to make required payments of interest on the Company's indebtedness, to fund anticipated capital expenditures and working capital requirements and to enable the Company and its subsidiaries to comply with the terms of their debt agreements. However, actual capital requirements may change, particularly as a result of acquisitions the Company may make. The Company expects that capital expenditures (exclusive of acquisitions) will be approximately $5.2 million annually from 1996 and 1999. The Company believes that these capital expenditure levels will be sufficient to maintain competitiveness and to provide sufficient manufacturing capacity. The Company also anticipates that it will be required to refinance the Notes at maturity. No assurance can be given that the Company will be able to refinance the Notes on terms acceptable to it, if at all. The ability of the Company to meet its debt service obligations and reduce its total debt will be dependent, however, upon the future performance of the Company and its subsidiaries which, in turn, will be subject to general economic conditions and to financial, business and other factors, including factors beyond the Company's control.

INFLATION

    The Company believes that inflation, exclusive of paper prices increases, has not had a material impact on its result of operations for the three years ended December 31, 1995 or the three months ended March 31, 1995 and 1996.

CHANGE IN ACCOUNTING STANDARDS

    Effective January 1, 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of." The adoption did not have a material impact on the Company's financial condition or results of operations.

                                    INDUSTRY

MAILER INDUSTRY
    The Company competes in the U.S. mailer market, which includes both impact mailers and non-impact mailer systems. Mailers are used by a wide variety of businesses and organizations as a substitute for the most commonly used mailing method, a printed flatsheet which is folded and inserted into envelopes. Because of their convenience and cost advantages, mailers are widely used for the preparation and mailing of invoices, payroll checks, account and direct deposit statements, W-2 forms and university grade reports. Management believes that mailers are popular with direct marketers due to the cost effectiveness of this form of solicitation. The introduction of laser and other non-impact printer compatible mailers, which have numerous advantages relative to traditional spot carbon impact mailers, has expanded the range of potential applications for customers who are willing to substitute mailers for traditional fold and insert methods. Management believes that the growth of the overall mailer market has been relatively flat over the past five years as a decline in impact mailer sales during that period has been largely offset by rapid growth in sales of non-impact mailers.

    Impact mailers are an integrated mailing package with addresses and other data printed inside the package using built-in carbonized paper and an impact printer. With estimated annual revenues of $180 million, this market has a core group of customers who use impact mailers for the preparation and mailing of payroll checks, vendor payments, direct deposit statements, collection notices, medical and utility bills and tax notices. Since the early 1990's, the impact mailer market has decreased in size due to the rapid growth of laser, ink-jet and other non-impact printers which are not compatible with impact mailers. This contraction in the impact mailer market has resulted in industry consolidation. Management believes that the decline in this market will continue, and that the exit of certain manufacturers provides further consolidation opportunities for focused competitors such as the Company.

    Responding to the changes in office printing technology, a small number of manufacturers, including the Company, have developed mailers which are compatible with laser and other non-impact printer systems. Unlike impact mailers, non-impact mailers are typically sold as an integrated system with mailer forms and dedicated and patented folding and sealing equipment. The non-impact mailer offers the cost advantages and convenience of a mailer form and the versatility and image quality of a laser printed product. Non-impact mailers have experienced rapid acceptance for the preparation and mailing of payroll checks, vendor payments, direct deposit statements and university grade reports. Management believes that non-impact mailer technology provides an attractive alternative to traditional mailing methods.

DIRECT MAIL INDUSTRY

    Direct marketing has become an increasingly important advertising medium and an integral component of many companies' overall marketing programs. Direct marketing programs are delivered to a targeted audience through a variety of channels, including direct mail, telemarketing, print, radio and television. As consumer data and marketing analyses have become more sophisticated, advertisers have been able to target more specific audiences. As a result, advertisers have used a greater number of more customized, feature-oriented marketing campaigns. Manufacturers and fulfillment providers, such as the Company, have capitalized on this industry trend as advertisers have demanded more specialized products and have outsourced the execution of these campaigns.

    Direct mail is the second largest direct marketing segment (after telemarketing) with 1995 revenues of approximately $30 billion, representing approximately 23% of total industry expenditures. Over the past five years, direct mail expenditures have grown at a compound annual rate of approximately 6%. The Company competes in the highly fragmented direct mail segment, where the majority of industry participants are small, specialized firms formed to capitalize on the industry's growth. Most competitors offer customers a range of services including strategic and creative design, information and data base management and tracking and fulfillment production. Large corporations often undertake direct mail campaigns internally and represent the other component of the direct mail segment.

    The Company offers a selection of products, including catalog bind-in order forms, advertising insert booklets and coupons, which are sold exclusively to the direct mail segment of the direct marketing industry.

The Company also provides direct mail fullfillment services, which include personalization, addressing and mailing. To complement these direct marketing products, mailers, envelopes and labels produced by the Company are customized and sold for use in direct marketing applications.

PRESSURE SENSITIVE LABEL INDUSTRY

    Management estimates that the total U.S. label market (excluding non-customized labels sold primarily in office supply stores) had 1994 revenues of approximately $8.5 billion. The pressure sensitive label segment had estimated 1994 revenues of $3.8 billion, representing approximately 45% of the overall U.S. label market. The Company competes in this segment and is the largest manufacturer selling custom pressure sensitive labels to independent distributors. The other major segment, glue-applied labels, had estimated 1994 revenues of $4.3 billion, representing approximately 50% of the overall market. Management estimates that the more mature glue applied label segment is growing at 2% annually, while pressure sensitive label market is growing at 10% annually. The rapid growth in this market is attributable to several advantages pressure sensitive labels have over traditional glue-applied labels, such as reduced wrinkling and superior adhesion and durability.

    A number of other factors have contributed to the rapid growth of pressure sensitive labels including: (i) new government regulations requiring an increase in the amount of information displayed on consumer and industrial products, including food, bulk chemicals, household appliances and automobiles; (ii) increased use of barcoding to track retail sales of consumer products and business inventories in a wide variety of manufacturing industries; (iii) continued demand from businesses of all types for targeted promotional material; and (iv) continued need for manufacturers to reduce potential product liabilities by providing consumers with more information on the proper usage of products. Pressure sensitive labels are used by virtually all industries, including airlines (baggage tags), automotive (warning labels), consumer durables (operating instructions and warnings), food and beverage (product labeling), health and beauty (product labeling), household chemicals (product labeling and warnings), industrial chemicals (hazard warnings), pharmaceutical (dosage information), retail (price and inventory data) and transportation and distribution (logistics).

    The pressure sensitive label industry is served by approximately 2,000 manufacturers, most of whom operate one production facility and maintain close relationships with local and regional customers. The fact that many pressure sensitive label customers are accustomed to conducting business with local manufacturers, has contributed to the fragmentation of the industry. Due to significant economies of scale achieved through consolidation, however, national manufacturers have acquired small regional firms and integrated them into national networks.

CUSTOM ENVELOPE INDUSTRY

    The custom envelope market accounted for 65%, or $1.9 billion, of the overall $3 billion U.S. envelope market. Custom envelopes are distinguished from commodity envelopes by design, printing and other finishing features which are tailored to specific customer needs. Custom envelope features include special shapes, labels, multiple windows and flap lengths, often designed for compatability with specific direct-mail insertion equipment, and a large variety of paper and printing options designed to meet specific customer needs. Major customers in the custom envelope segment include direct mail firms, financial institutions, publishers, utilities and businesses using the mail for billing and advertising purposes. Due to the specific value-added features of custom envelopes, including complex graphics and envelope enhancements, products generally have a higher average selling price, higher gross margins and are sold to customers under one to three year fixed term contracts.

    Manufacturers of custom and specialty envelopes are generally separated into two groups. The first group is composed of a small number of large multi-plant companies with sales in excess of $50 million who produce both commodity and custom envelopes for the national market or broadly cover specific regional markets. The rest of the market consists of smaller one-plant manufacturers with sales ranging from $1 million to $25 million and which produce custom envelopes for local and regional customers.

                                    BUSINESS

HISTORY

    DEC's predecessor company was formed in 1989 by McCown De Leeuw, a private investment firm specializing in buying and building middle market businesses. Since its inception, DEC has pursued an acquisition strategy aimed at creating a leading manufacturer of custom paper-based communications products targeting the direct mail and data processing industries. McCown De Leeuw initiated this investment strategy with the acquisition of NFC, a manufacturer of custom file folders, in 1989. In 1992, NFC acquired Diversified Assembly, Inc., a manufacturer of expanding envelopes, pockets, wallets and other products for the professional office. In late 1992, NFC acquired Double Envelope Corporation, a manufacturer and distributor of custom envelopes, catalog bind-in order forms and pressure sensitive labels. NFC is headquartered in Atlanta, Georgia and operates five manufacturing facilities.

    Transkrit was established in 1938 as a privately owned producer of spot-carbonized sheets supplied to business forms printers and binders. During the following thirty years, Transkrit expanded from a single plant and product company into a multi-plant operation supplying the pressure sensitive label and business forms markets. In 1968, Transkrit began producing impact mailers with the opening of a rotary press facility in Mount Vernon, New York. In 1980, Transkrit was acquired by Maclean Hunter Ltd., a Canadian communications company. Transkrit diversified its product line with the acquisition of Label Art, Inc., a leading producer of custom pressure sensitive labels in 1986. Transkrit increased its presence in the label market with the acquisition of Short Run Labels, Inc., a 24-hour turnaround producer of custom pressure sensitive labels in 1993. Transkrit increased its leadership position in the impact mailer market with the acquisition of the mailer division of Wright Business Forms, Inc. and Bedinghaus Communications, Inc. in 1991 and 1992, respectively. In 1994, Transkrit identified certain non-core product lines, the Pegboard Accounting and Tax Forms, which were subsequently sold. In an effort to reduce costs in 1995, Transkrit closed its Brewster, New York manufacturing facility and relocated its headquarters from Brewster, New York to Roanoke, Virginia. Transkrit has manufacturing facilities across the United States.

    Pursuant to the Stock Purchase Agreement, NFC has acquired Transkrit for $86.4 million. The purchase price is subject to certain post-closing adjustments for certain changes in Transkrit's working capital, other net assets and capital expenditures from the amounts estimated at the closing of the Acquisition. The Company is a leading manufacturer of solution-oriented paper-based products primarily for the mailer, direct mail, custom pressure sensitive label and custom envelope markets. The Company had pro forma LTM net sales and pro forma EBITDA of $169.3 million and $23.8 million, respectively, for the twelve month period ended March 31, 1996.

BUSINESS STRATEGY

    The Company expects to strengthen its leadership position by focusing on the following core business strategies:

    -EXPAND MARKET FOR  THE INFOSEAL-REGISTERED TRADEMARK-  SYSTEM.   Management
     believes that the proliferation of laser and other non-impact printing technologies has created a significant new marketing opportunity for the Company's InfoSeal-Registered Trademark- mailer system.
     InfoSeal-Registered Trademark-, which is compatible with laser and other non-impact printers, allows customers to address a variety of mailing requirements more cost effectively than traditional fold and insert methods. To further broaden InfoSeal-Registered Trademark-'s potential markets, the Company has recently developed a new desktop folder/sealer which it expects will address the needs of a broad range of potential customers.

    -CONTINUED  INVESTMENT  IN  GROWING  MARKETS.    The  Company  has  invested
     significant capital resources to develop products serving high growth niche markets, including an estimated $8.0 million in the development of the InfoSeal-Registered Trademark- system and an estimated $4.4 million in state-of-the art equipment to enhance production capabilities for custom pressure sensitive label products. Sales of these two product lines, which accounted for 30% of the Company's pro forma 1995 net sales, achieved compound annual net sales growth of 13% over the past two years.

    -EXPAND AND DEVELOP PRESENCE IN DIRECT MAIL INDUSTRY. The Acquisition will broaden the Company's product and service offerings to the growing direct mail industry. The Company intends to further develop its presence in this market and has made significant capital investments designed to enhance its product offerings for direct mail customers. The Company has recently invested an estimated $5.9 million in state-of-the-art equipment to upgrade and increase production capacity of catalog bind-in order forms and direct mail personalization capabilities. These investments will improve the Company's product and service offerings to its direct mail customers.

    -CROSS-SELL PRODUCTS AND SERVICES. The Company has a dedicated direct sales force through which it sells custom envelopes and direct mail products and services and has strong relationships with its independent distributors through which it sells mailer products and custom pressure sensitive labels. As a result of the Acquisition, the Company will be able to cross-sell a broader range of products through both of these well established distribution channels.

    -CONTINUED COST REDUCTIONS. The Company intends to continue to improve its financial results through the rationalization of operations. The Company's current management team has a successful track record of achieving cost reductions through facility consolidation, improved management information systems and the elimination of redundant corporate and administrative expenses. In connection with the Acquisition, the Company expects to realize approximately $2.3 million of annualized cost savings through raw material purchasing efficiencies and reductions in headcount and operating expenses.

    -PURSUE COMPLEMENTARY  PRODUCT  LINE ACQUISITIONS.    The Company  plans  to
     pursue acquisitions which complement its existing product lines. Specifically, the Company intends to acquire related direct mail product and fulfillment businesses in order to expand the array of products and services sold to its direct mail customers. To strengthen its leading positions in other key markets, the Company plans to continue to pursue acquisitions of small impact mailer and custom pressure sensitive label manufacturers.

PRODUCTS AND SERVICES

    The following chart displays pro forma net sales of the Company by product category.

                                                                                     PRO FORMA
                                                                                 SALES BY PRODUCT
                                                                                     CATEGORY
                                                                                 DECEMBER 31, 1995
                                                                               ---------------------
                                                                                   $           %
                                                                               ----------  ---------
                                                                                    (DOLLARS IN
                                                                                    THOUSANDS)
Mailer Products..............................................................  $   52,159       30.9
Direct Mail Products and Services............................................      21,711       12.9
Custom Pressure Sensitive Labels.............................................      40,363       23.9
Custom Envelopes.............................................................      54,527       32.3
                                                                               ----------  ---------
    Total Sales..............................................................  $  168,760      100.0%
                                                                               ----------  ---------
                                                                               ----------  ---------

     MAILER PRODUCTS. The Company believes it is the largest U.S. manufacturer of spot carbon impact mailers and has the largest installed base of laser and other non-impact printer compatible mailer systems. Impact mailers are ready-to-mail, multi-part spot carbon forms which are widely used to print correspondence such as account statements, invoices, tax notices and utility and medical bills, and can be printed without opening or sealing the envelope. Non-impact mailers are laser printer compatible self-mailer forms which are printed, folded, sealed and mailed as payroll checks, direct deposit statements and vendor remittances. The Company's ability to produce mailers in all popular sizes and with a wide variety of custom features enables it to offer a broad line of high quality stock and custom mailers.

    As the leading U.S. producer of impact mailers, the Company offers one of the most complete product lines in the industry. For one-way (without a return envelope) and two-way (with a return envelope) impact mailers, customers can have mailers custom designed and manufactured utilizing any combination of colors, sizes and opening features or can select from an inventory of over 150 different stock products. Management believes that the Company's ability to provide high quality color, complex and innovative designs and creative design support for its products is among the best in the industry. Management estimates that the Company has an impact mailer market share of approximately 25%.

    With its InfoSeal-Registered Trademark- product line, the Company is the leader in the development of non-impact printed mailers which management believes represent a significant growth opportunity.
InfoSeal-Registered Trademark- offers a turn-key solution using a patented one-way or two-way self-mailer form which can be impact or non-impact printed, then folded and sealed by the end user utilizing dedicated equipment. Tab Products Co. currently markets the dedicated folding/sealing equipment which is sold as part of the InfoSeal-Registered Trademark- system sold to moderate and high-volume users. The Company believes that this equipment, which is the only product currently available with easy-to-use water-based sealing technology and which can only be used with proprietary InfoSeal-Registered Trademark- mailer forms, enjoys an installed base of over 1400 units. The Company's
InfoSeal-Registered Trademark- end users include the United Parcel Service, NYNEX Corporation, Automatic Data Processing, Inc. and Georgetown University Medical Center. Later this year, the Company will begin selling its new line of patented desk-top InfoSeal-Registered Trademark- machines, which the Company believes will establish it as the sole provider of non-impact printer technology to the currently untapped low volume user market. Management expects the desktop unit to significantly expand the market for the InfoSeal-Registered Trademark-system by targeting small businesses and satellite offices of large companies. Management believes that the market for non-impact printed mailer systems will experience significant growth in the near future. A broad range of corporations and institutions are expected to use non-impact self-mailer systems as a cost effective and laser printer compatible alternative to traditional methods for various information processing requirements such as payment remittances, vendor invoicing, payroll checks, direct deposit notices and monthly account statements.

    DIRECT MAIL PRODUCTS AND SERVICES. The Company offers a selection of products sold exclusively to the direct mail industry, which include catalog bind-in order forms, advertising inserts, coupons and promotional mailers. Often these products include an integrated envelope or are structured such that the order form can be folded into an envelope and mailed. The Company has developed extensive customization capabilities enabling it to produce these inserts and envelopes in a wide variety of sizes and styles on coated and uncoated paper stock, using high quality lithography with options for complex multi-color printing. The Company also provides direct mail fulfillment services, which include personalization, addressing and mailing. To complement these direct mail products, the Company's mailers, envelopes and labels are customized and sold for use in direct mail applications. The Company's direct mail customers include Bear Creek Direct (Harry & David), Frederick's of Hollywood, Inc., the American Red Cross and American Bankers Insurance Group.

    CUSTOM  PRESSURE  SENSITIVE  LABELS.    The  Company  is  the  largest  U.S.
manufacturer of custom pressure sensitive labels sold to independent distributors, focusing on customized high value-added products rather than commodity labels. Operating out of five strategically located manufacturing facilities, the Company offers a variety of value-added products aimed at short and medium-run customer orders. Management believes that the Company is recognized in the industry for its high quality products, excellent customer service and an ability to respond quickly to time-sensitive customer orders. The Company recently introduced Label Launch-TM- service, an on-line software application which enables pressure sensitive label customers to electronically process orders and transfer artwork directly to the Company's facilities, thereby reducing pre-press set up time, order entry and shipping costs.

    The Company's custom pressure sensitive label products are used by a wide range of businesses and institutions in numerous end-use applications, including mailing labels, promotional literature, inventory routing, packaging and retail pricing. The Company's largest end-user markets are the retail, food and beverage, health and beauty, toy manufacturing and chemical industries. The Company also provides national 24-hour order processing for short production runs requiring rapid turnaround. The Company's customers include distributors such as Bank-N-Business Forms, Taylor Business Products and Standard Forms, Inc. Direct customers include the Paralyzed Veterans of America, Boston Scientific Corporation, Hasbro, Inc. and Sterilite, Inc. No single customer represented greater than 10% of the Company's pro forma 1995 custom pressure sensitive label net sales.

    CUSTOM ENVELOPES. The Company is a leading designer and manufacturer of custom envelopes in the growing Southeastern U.S. regional market. The Company has focused on the high value-added specialty segments of the envelope market, placing a particular emphasis on the direct mail, photo-finishing by mail and banking industries where it has established leadership positions. Almost all of the Company's envelope products are specially printed or manufactured to end-user specifications and generally have higher margins than blank commodity envelopes. The Company also produces custom expanding envelopes, pockets, wallets and other products for the professional office. These products are hand assembled, medium to large sized folders used to file legal documents or store and carry artwork. From its five production facilities, the Company manufactures in excess of 2.5 billion envelopes per year.

SALES, DISTRIBUTION AND MARKETING

    MAILER PRODUCTS. The Company markets mailers to approximately 5,000 independent distributors across the U.S. through nine regional sales managers. Distributors, in turn, sell these products to the end-user. In 1995 independent distributors accounted for approximately 91% of the Company's mailer product net sales with the balance sold directly to end-use customers. In addition to the independent distributor network, the Company benefits from the marketing efforts of its corporate partners -- the Xerox Corporation and Tab Products Co. The Xerox Supplies Group has recently selected the Company's
InfoSeal-Registered Trademark- system as the non-impact mailer system to be marketed by its sales force. InfoSeal-Registered Trademark- equipment for high and moderate volume users is marketed by Tab Products Co. which manufactures the machines. Since InfoSeal-Registered Trademark- equipment can only be used with InfoSeal-Registered Trademark- forms, the Company expects to realize significant repeat form sales as the installed base of these systems grows. The Company will continue to look for innovative, cost effective ways to attract customers, including a plan to cross-sell products to selected customers through the Company's direct sales force.

    DIRECT MAIL PRODUCTS AND SERVICES. The Company primarily sells its direct mail products through its seven person in-house sales force which solicits business from direct marketing companies. The Company has in excess of 150 active customers. Given long term customer relationships and large average order sizes, the Company's sales professionals, which average over 15 years of industry experience, are compensated on a salaried basis.

    CUSTOM PRESSURE SENSITIVE LABELS. The Company markets its custom pressure sensitive labels to both independent distributors and directly to end-users. Over the past 24 months the Company has conducted business with approximately 26,000 independent distributors, such as business forms companies, printing brokers, printers and quick printers. Sales to independent distributors collectively accounted for approximately 70% of pro forma 1995 net sales with the top 20 distributor accounts accounting for approximately 10% of pro forma 1995 custom pressure sensitive label net sales. Direct sales customers constitute the remaining 30%.

    CUSTOM ENVELOPES. Due to the exacting specifications and high volume requirements of the custom envelope customer, the Company sells these products directly to end-users. The Company maintains a 34 person sales force which primarily covers the Southeastern U.S. and averages 12 years of industry experience. These sales people receive commissions determined by the relationship between selling price and estimated full production cost. The Company maintains a diverse customer base with the top 20 envelope accounts providing 43% of total 1995 envelope net sales. Expanding envelopes, pockets and wallets are sold primarily through independent distributors due to the smaller order size, which is typical of sales of these products.

COMPETITION

    The markets for the Company's products are highly fragmented and competitive. Competition is based upon product breadth, geographic reach, delivery time, product quality and customer service. Customer relationships in the markets in which the Company competes tend to be long-term, and service and familiarity with a customer's needs, as well as personal factors, are important in building and maintaining such relationships. Competitors range from large manufacturers to regional and local firms.

    MAILER PRODUCTS. Impact mailers are sold through two principal distribution channels, direct to customers and to independent distributors. The direct channel is dominated by large manufacturers, which include Wallace Computer Services, Inc., Moore Corporation Limited, Uarco Business Forms and the Standard Register Company. These manufacturers generally maintain long term relationships and tend to offer a full range of business form products, with mailers generally representing a small percentage of total sales to customers. The Company, which is the leading supplier of impact mailer products with an estimated 25% market share, sells its products primarily to independent distributors. The Company believes that it is the only major supplier to independent distributors with an estimated 60% market share. The remainder of the independent distributor channel is composed of several competitors, none of which, the Company believes, have more than a 5% market share.

    The non-impact mailer market is comprised of three primary competitors: the Company, Moore Corporation Limited and the Standard Register Company. These three competitors offer self-mailer systems, that consist of one piece forms and dedicated folder/sealer equipment and target medium and high-volume customers. Management believes that the Company, through its patented
Infoseal-Registered Trademark- system, has the largest number of non-impact self-mailer installations with over 1,400. The Company has recently developed a patented low cost desktop folder/sealer machine to specifically address the low volume small business segment. Management believes that it is the first manufacturer to develop a self-mailer system targeting small businesses and satellite offices of large companies.

    DIRECT MAIL PRODUCTS AND SERVICES. Direct mail products and services are primarily sold directly to end-users. Competitors which manufacture bind-in catalog order forms and related direct mail products include Webcraft Technologies, Inc., the Cyrill Scott Company, American In-Line Graphics, Inc. (R.R. Donnelly & Sons Co.) and Web Inserts (World Color Press, Inc.). Other than Webcraft, most competitors are single plant operations. The Company believes that it is among the four largest suppliers of direct mail inserts and other bind-in mailing products. The Company's direct mail fulfillment business competes primarily with Communicolor (the Standard Register Company) and ColorForms (Wallace Computer Services, Inc.).

    CUSTOM PRESSURE SENSITIVE LABELS. Competitors in the custom label market sell their products either directly to end-use customers or to independent distributors. Those competitors that sell directly to end-users include the Standard Register Company, Moore Corporation Limited, Uarco Business Forms and Wallace Computer Services, Inc. These companies primarily produce stock labels but also compete in the market for custom labels. The Company is recognized as the market leader in the independent distribution channel. Major competitors in this highly fragmented channel include Discount Labels, Inc., Data Labels, Inc., Continental Datalabel, Inc., Rittenhouse, Inc. and Lancer Labels, Inc.
Competitors in this channel are typically small regional, privately-owned operators with a single production facility.

    CUSTOM ENVELOPES. Due to the high bulk and weight characteristics of envelopes, transportation and freight costs are generally an important component of the total cost of envelope production. With transportation costs typically accounting for 3% of total envelope production costs, long distance trade is often limited to high value-added products. As a result, envelope manufacturers generally focus production facilities on immediate regional markets. The Company has a major presence in the Southeastern U.S. market, where management estimates it has approximately 15% market share of the custom envelope market. The Company's major competitors in this region are Atlantic Envelope Co. (National Service Industries, Inc.), Allen Envelope Corp., Tri State Envelope Corp., Oles Envelope Corp. and, to a lesser extent, Mail-Well Inc. and Westvaco Corp. Like the Company, most of these competitors maintain an in-house sales force.

SUPPLIERS

    The Company has a broad base of high quality, national suppliers. The primary raw materials used by the Company are uncoated and coated papers, plastic films, inks and adhesives. Paper represents the Company's single largest raw material. Union Camp Corp., International Paper Co., Georgia-Pacific Corp., Kimberly-Clark Corp. and Appleton Paper are the largest paper suppliers for the Company's transactional mailers, direct mail products and custom envelopes. In 1995, the Company purchased paper from more than nine major suppliers. The Company's custom pressure sensitive label business purchases paper and other key substrates from Fasson and Flexcon Inc.

MANUFACTURING

    MAILER PRODUCTS. Mailers are produced in three facilities located in Roanoke, Virginia, Fort Smith, Arkansas and Sparks, Nevada, thereby allowing cost-effective national distribution. In total, these facilities utilize 20 web offset presses ranging in width from 20 1/2" to 30 1/2" to create rolls of printed materials which are then further converted on 18 high-speed collators into multiple ply mailer sets. Additional major pieces of equipment in these plants include three MICR routing encryption and five
InfoSeal-Registered Trademark- converting lines.

    DIRECT MAIL PRODUCTS AND SERVICES. Direct mail products are produced in two facilities both of which are located in Roanoke, Virginia. One of these plants utilizes four high volume heat-set, web offset printing presses to produce a wide range of bind-in catalog order forms, advertising inserts and other direct mail items. These presses range in web width from 26" to 38" and are equipped with state-of-the-art, in-line finishing equipment to functionally customize printed products. The other facility includes six impact printers, multiple ion deposition engines and in jet printers to personalize mailers for direct mail applications. This equipment is controlled by in-house software.

    CUSTOM PRESSURE SENSITIVE LABELS. Pressure sensitive labels are produced in five facilities located in Fort Smith, Arkansas, San Carlos, California, Linthicum, Maryland, Wilton, New Hampshire and Roanoke, Virginia, which are strategically positioned throughout the U.S. Three of these plants incorporate 28 traditional flexographic presses ranging in web width from 6 1/2" to 16", which produce a full complement of label graphics, including process printing and foil stamping. The other two plants are designed to meet quick response label orders and utilize 29 highly customized letter presses designed to cost effectively produce labels in small order quantities.

    CUSTOM ENVELOPES. Custom envelopes are produced in four plants located throughout the Company's core Southeastern U.S. regional market in Gainesville, Florida, Louisville, Kentucky, Greenville, South Carolina and Roanoke, Virginia. Production equipment at the four envelope plants includes eight high-speed web folding machines with in-line flexographic printing capacity which can produce finished, customized envelopes in one pass. In addition, these plants house 44 folding machines which convert die-cut blanks into finished envelopes. Other equipment includes computer controlled high-speed die-cutters and a variety of off-line printing equipment. Custom expanding envelopes, pockets, wallets and other products for the professional office are produced at the facility in Austell, Georgia, which incorporates a wide array of specialized die-cutters and assembly equipment.

    All of the Company's mailer, direct marketing and pressure sensitive label facilities are supported by state of the art, electronic pre-press capabilities. These services are also available to the Company's custom envelope plants via electronic file transfer on the Company's frame relay based intranet. The Company's pre-press design capability is composed of Apple MacIntosh and Mecca hardware architecture.

FACILITIES

    As of March 31, 1996 the Company operated manufacturing, warehouse and distribution facilities in the U.S. with a total floor area of approximately 808,000 square feet. Of this footage, approximately 304,000 square feet are leased and approximately 504,000 square feet are owned.

    The following table describes the manufacturing, warehouse and distribution facilities of the Company as of March 31, 1996.

                                                                        SQUARE FEET
                 TRANSKRIT/                  OWNED/     EXPIRATION   -----------------
   LOCATION         NFC       PRODUCT(1)    LEASED(2)    OF LEASE
- ---------------  ----------  -------------  ---------  ------------   (IN THOUSANDS)
ARKANSAS
  Fort Smith     Transkrit     M, SM, D         O                              125
  Fort Smith     Transkrit         L            L        12/31/1997             20
CALIFORNIA
  San Carlos     Transkrit         L            L           Monthly             24
FLORIDA
  Gainesville       NFC            E            O                               52
GEORGIA
  Atlanta           NFC            A            L         8/31/2000              5
  Austell           NFC            E            L          9/1/2001             39
KENTUCKY
  Louisville        NFC            E            L         3/31/2000             70
MARYLAND
  Linthicum      Transkrit         L            L         6/30/2000             15
NEW HAMPSHIRE
  Wilton         Transkrit         L            O                               79
NEVADA
  Sparks         Transkrit         M            L        11/30/1998             42
PENNSYLVANIA
  Norristown        NFC           D,S           L         4/30/2001             15
SOUTH CAROLINA
  Greenville        NFC            E            L         6/18/1997             46
VIRGINIA
  Roanoke           NFC        E, DMI, L        O                              137
  Roanoke        Transkrit       M, SM          O                              111
  Salem          Transkrit        DMF           L         1/31/1998             27

- ------------------------------
1.   DMF=Direct   Mail  Fulfillment;  DMI=Direct  Mail  Inserts;  D=Distribution
     Warehouse; E=Envelopes; L=Labels; M=Mailers; S=Sales Office; SM=Stock Mailers; A=Administrative

2.   O=Owned
     L=Leased

EMPLOYEES

    As of March 31, 1996, the Company employed approximately 1,420 people, of which 1,040 work in manufacturing facilities and 380 work in corporate/administrative functions. None of the Company's employees are unionized, and the Company believes its relations with employees are good.

LEGAL PROCEEDINGS

    The Company is a party to various litigation matters incidental to the conduct of its business. The Company does not believe that the outcome of any of the matters in which it is currently involved will have a material adverse effect on the financial condition or results of operations of the Company.

ENVIRONMENTAL, HEALTH AND SAFETY MATTERS

    Like similar companies, the Company's operations and properties are subject to a wide variety of federal, state and local laws and regulations, including those governing the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain materials, substances and wastes, the remediation of contaminated soil and groundwater, and the health and safety of employees. As such, the nature of the Company's operations exposes it to the risk of claims with respect to environmental protection and health and safety matters and there can be no assurance that material costs or liabilities will not be incurred in connection with such claims.

    In January 1988, the Company was notified by the United States Environmental Protection Agency ("EPA") that it and 11 other parties are potentially liable for costs incurred by the EPA in responding to the cleanup of the Dixie Caverns Landfill Superfund Site in Roanoke County, Virginia. Subsequently, Roanoke County expended $2.0 million to clean up a portion of the Dixie Cavern Landfill Site and has filed suit against the Company and the 11 other potentially responsible parties ("PRPs") for reimbursement of these cleanup costs. Although, under Superfund, the PRPs may be jointly and severally liable for cleanup costs, management believes that the Company's potential liability in connection with the County's claim is de minimis, based upon the amount of waste attributable to it in relation to the other parties. Management believes that the Company will have no liability in connection with the remaining portion of the site, and that the ultimate outcome of this matter will not have a material adverse impact on the financial position or results of operations of the Company.

    The EPA has also named the Company as one of a number of PRPs in connection with the alleged disposal of hazardous substances at the Smiths Farm Landfill Superfund Site in Kentucky. In February 1992, the Company and 35 other parties entered into an alternative dispute resolution process ("ADRP") to allocate liability. Subsequently, a number of the PRPs responsible for contributions of waste to the site dropped out of the ADRP group. The remaining ADRP group members, including the Company, have proposed a de minimis settlement to the EPA, which, if accepted, would resolve the Company's liability in connection with the site. Management believes that the ultimate outcome of this matter will not have a material adverse impact on the financial position or results of operations of the Company.

    Although the Company does not anticipate that material expenditures will be required to achieve or maintain compliance with, or resolve liability under, environmental protection and occupational health and safety laws and regulations, changing laws and regulations might affect the industries in which the Company participates. Accordingly, there can be no assurance that additional environmental, health or safety matters resulting in material liabilities or expenditures will not be discovered or that, in the future, material expenditures for environmental, health or safety matters will not be required by changes in applicable laws or regulations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    Directors of NFC are elected annually by its shareholder to serve during the ensuing year or until a successor is duly elected and qualified. Executive officers of NFC are duly elected by its Board of Directors to serve until their respective successors are elected and qualified. The following table sets forth certain information with respect to the directors and executive officers of NFC following the Acquisition.

NAME                                         AGE                         POSITION
- ----------------------------------------  ---------  ------------------------------------------------
John D. Weil                                     48  Chairman of the Board of Directors
Robert M. Miklas                                 44  Director, President and Chief Executive Officer
David E. De Leeuw                                52  Director
David E. King                                    37  Director
Glenn S. McKenzie                                43  Director
Calvin Ingram                                    62  Director
Robert B. Webster                                48  Executive Vice President and Chief Financial
                                                     Officer
William Britts                                   63  Senior Vice President/Sales and Marketing
Thomas J. Cobery                                 49  Senior Vice President/President-Label Art
Jack Resnick                                     49  Senior Vice President/President-Transkrit

    John D. Weil (48), Chairman of the Board of Directors of NFC since October 1995. In 1995, Mr. Weil joined McCown De Leeuw & Co. as an operating affiliate to assist in portfolio management. From 1991 to 1994, Mr. Weil served as President and Chief Executive Officer of American Envelope Company. Between 1983 and 1994, Mr. Weil served as a director of the Envelope Manufacturers Association (the "EMA"), as Chairman of the EMA's Public Affairs Committee and has served on its Technical, Training, Plant Operations and Finance Committees. Mr. Weil also serves as a director of Specialty Paperboard, Inc., Tiara Motorcoach Corporation, International Data Response Corporation and Sage Enterprises, Inc.

    Robert M. Miklas (44), Director, President and Chief Executive Officer of NFC since June 1990. Mr. Miklas has been Director, President and Chief Executive Officer of DEC since June 1990. Prior to joining DEC, Mr. Miklas worked for 15 years with the consumer packaging division of the Boise Cascade Corporation and its successor, Sonoco Products Company.

    David E. De Leeuw (52), Director of NFC since September 1989. Mr. De Leeuw is a managing general partner of MDC Management Company II, L.P., which is the general partner of McCown De Leeuw & Co. II, L.P. and McCown De Leeuw Associates, L.P., MDC Management Company IIE, L.P., the general partner of McCown De Leeuw & Co. Offshore (Europe), L.P. and MDC Management Company IIA, L.P., the general partner of McCown De Leeuw & Co. Offshore (Asia), L.P. He currently serves as a director of Victoria Mortgage Corporation, OSI Holdings Corp., Nimbus CD International, Inc., Tiara Motorcoach Corporation and Papa Gino's Inc.

    David E. King (37), Director of NFC since April 1991. Mr. King is a general partner of MDC Management Company II, L.P., which is the general partner of McCown De Leeuw & Co. II, L.P. and McCown De Leeuw Associates, L.P., MDC Management Company IIE, L.P., the general partner of McCown De Leeuw & Co. Offshore (Europe), L.P. and MDC Management Company IIA, L.P., the general partner of McCown De Leeuw & Co. Offshore (Asia), L.P. Mr. King has been associated with McCown De Leeuw & Co. since 1990. He currently serves as a director of OSI Holdings Corp., International Data Response Corporation, Nimbus CD International, Inc., Fitness Holdings, Inc. and ASC Networks, Inc.

    Glenn S. McKenzie (43), Director of NFC since October 1992. Mr. McKenzie has been President of Alpha Investments, Inc., a management consulting firm, since October 1991. He currently serves as a director of Specialty Paperboard, Inc., Nimbus CD International, Inc., Exeter Health Resources, Inc. and Tiara Motorcoach Corporation.

    Calvin Ingram (62), Director of NFC since January 1995. Mr. Ingram has served as Chairman of AmeriComm Direct Marketing since January 1991. Mr. Ingram currently serves as a director of AmeriMarketing Group, AmeriComm Direct
Marketing, Associated Premium and National Association of Advertising Distributors.

    Robert B. Webster (48), Executive Vice President and Chief Financial Officer of NFC since June 1995. Mr. Webster has been the Executive Vice President and Chief Financial Officer of DEC since June 1995. Mr. Webster served as Vice President and Chief Financial Officer of Sunds Defibrator North America, a paper manufacturing and converting company from March 1991 to November 1994.

    William Britts (63), Senior Vice President/Sales and Marketing of NFC since October 1992. From October 1992 to June 1996, Mr. Britts served as a Vice President of Sales and Marketing for DEC. He joined Double Envelope Company in 1958.

    Thomas J. Cobery (49), Senior Vice President of NFC since June 1996. Mr. Cobery has been President of Label Art, Inc. since November 1987.

    Jack Resnick (49), Senior Vice President of NFC since June 1996 and President of Transkrit since January 1991. Mr. Resnick was Chief Operating Officer of Transkrit from January 1991 until June 1996.

EXECUTIVE COMPENSATION

    The following table sets forth information concerning the compensation paid or accrued for the year ended December 31, 1995 for the Chief Executive Officer of NFC and each of the four other most highly compensated executive officers of the Company. The compensation of Messrs. Miklas, Webster and Britts was paid by NFC and the compensation of Messrs. Resnick and Cobery was paid by Transkrit.

    SUMMARY COMPENSATION TABLE

                                                                               COMMON STOCK        ALL OTHER
NAME AND PRINCIPAL POSITION                         SALARY ($)   BONUS ($)(1)  OPTIONS (#)    COMPENSATION ($)(2)
- -------------------------------------------------  ------------  -----------  --------------  -------------------
Robert M. Miklas ................................
  President and Chief Executive Officer                 169,937      14,559            -0-                696(3)
Robert B. Webster ...............................
  Executive Vice President and Chief Financial
  Officer                                                84,571      30,600            -0-                -0-
William Britts ..................................
  Senior Vice President/Sales and Marketing             149,512      12,729            -0-              4,138(4)
Thomas J. Cobery ................................
  Senior Vice President/President - Label Art           154,265      57,279            -0-             34,815(5)
Jack Resnick ....................................
  Senior Vice President/President - Transkrit           185,328      34,731            -0-             43,400(6)

- ------------------------
(1) Includes amounts earned and accrued in 1995.

(2) Represents the dollar value of annual compensation not properly characterized as salary or bonus. Following Commission rules, perquisites and other personal benefits which do not exceed 25% of the total perquisites and other personal benefits for each of the named executive officers have been omitted from these footnotes.

(3) Consists of the taxable portion of group term life insurance premiums for Mr. Miklas paid by NFC.

(4) Consists of the taxable portion of medical insurance premiums for Mr. Britts paid by NFC.

(5) Includes bonus payments to Mr. Cobery under the Label Art, Inc. Equity Share Plan (the "Equity Share Plan"). Pursuant to the Equity Share Plan, Mr. Cobery has received 138,468 equity shares ("Equity Shares") simulating ownership in Label Art, Inc. The Equity Share Plan provides that if Label Art, Inc. declares a dividend on its common stock at any time during which a participant has been allocated Equity Shares, the participant shall receive a bonus, equal to the dividend he or she would have received if his or her Equity Shares were common stock of Label Art, Inc. The Equity Share Plan will be terminated concurrently with the consummation of the Transactions. Mr. Cobery sold 4,898 Equity Shares back to Label Art, Inc. in February, 1994 for which he received $22,114.

(6) Includes $27,416 representing dividends on 220.5 equity shares ("Stock Credits") simulating economic ownership in Transkrit issued to Mr. Resnick under his employment agreement with Transkrit, dated January 9, 1991 (the "Employment Agreement"). As holder of Stock Credits, Mr. Resnick is entitled to receive amounts equal to the cash dividends that he would have received had he owned a number of shares of common stock of Transkrit equal to the number of Stock Credits then credited to Mr. Resnick's account. The Employment Agreement will be terminated concurrently with consummation of the Transactions. Also includes $15,984 representing reimbursement for relocation expenses.

DIRECTOR COMPENSATION

    Mr. Weil received $2,000 per meeting of the Board of Directors of NFC for each of the first two quarterly meetings in 1995 and was reimbursed for his travel and out-of-pocket expenses incurred in connection with his attendance at such meetings. Mr. Ingram received $2,000 per meeting of the Board of Directors of NFC in 1995, plus reimbursement for his travel and out-of-pocket expenses incurred in connection with attendance at such meetings. Non-employee directors of NFC are expected to receive $2,000 per regularly scheduled meeting of the Board of Directors, $1,000 per special meeting of the Board of Directors and $500 per Committee meeting plus, in each case, reimbursement for travel and out-of-pocket expenses incurred in connection with attendance at all such meetings. No other director of NFC is expected to receive compensation from NFC for performance of services as a director of NFC (other than reimbursement for travel and out-of-pocket expenses incurred in connection with attendance at Board of Director meetings.)

STOCK OPTION PLAN AND OTHER BENEFIT PLANS AND ARRANGEMENTS

               DEC INTERNATIONAL, INC. 1996 STOCK INCENTIVE PLAN

    DEC adopted the DEC International, Inc. 1996 Stock Incentive Plan (the "1996 Plan") on June 28, 1996. The 1996 Plan is administered by the Compensation Committee of the Board of Directors (the "Board") of DEC (or such other Board committee as may be designated by the Board) (the "Committee"). Under the 1996 Plan, the Committee may grant or award (a) stock options (which may be either incentive stock options ("ISOs"), within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or stock options other than ISOs),
(b) stock appreciation rights granted in conjunction with stock options or independently, (c) restricted stock, (d) bonuses or other compensation payable in stock and/or (e) other stock-based awards to executive and other key salaried employees, including officers, as well as to consultants of NFC and its subsidiaries and affiliates designated by the Committee, but excluding non-employee directors and members of the Committee.

                                RETIREMENT PLANS

    NFC sponsors two defined benefit plans, the Employees' Retirement Plan of National Fiberstok Corporation, which covers Mr. Britts and the Transkrit Corporation Employees' Pension Plan, which covers Mr. Resnick. In addition, NFC has entered into a Management Supplemental Retirement Agreement with Mr. Britts, which provides a supplemental benefit to the Employees' Retirement Plan of National Fiberstok Corporation.

    EMPLOYEES' RETIREMENT PLAN OF NATIONAL FIBERSTOK CORPORATION The Employees' Retirement Plan of National Fiberstok Corporation (the "NFC Plan") provides an annual retirement benefit equal to .75% of "final average monthly compensation," plus .65% of "final average monthly compensation" in excess of monthly "covered compensation," multiplied by years of credited service up to 35. Final average monthly compensation is determined by averaging a participant's compensation over the 60 consecutive months for which compensation was highest during the 120 months of employment ending on December 31, 1994 (or the average for such shorter period of months if less than 60). Monthly covered compensation under the NFC Plan is the average of the taxable wage base in effect under the Social Security Act over the 35 year period ending with the year in which the participant reaches his or her social security retirement age, divided by twelve.

    The following table gives the estimated annual benefit payable upon retirement for participants in the NFC Plan:

                                 NFC PLAN TABLE

                                                         YEARS OF SERVICE
                                    ----------------------------------------------------------
REMUNERATION                            15          20          25          30          35
- ----------------------------------  ----------  ----------  ----------  ----------  ----------
125,000...........................      23,618      31,490      39,363      47,235      55,108
150,000...........................      28,868      38,490      48,113      57,735      67,358
175,000...........................      28,868      38,490      48,113      57,735      67,358
200,000...........................      28,868      38,490      48,113      57,735      67,358
225,000...........................      28,868      38,490      48,113      57,735      67,358
250,000...........................      28,868      38,490      48,113      57,735      67,358
275,000...........................      28,868      38,490      48,113      57,735      67,358
300,000...........................      28,868      38,490      48,113      57,735      67,358
325,000...........................      28,868      38,490      48,113      57,735      67,358
350,000...........................      28,868      38,490      48,113      57,735      67,358
375,000...........................      28,868      38,490      48,113      57,735      67,358
400,000...........................      28,868      38,490      48,113      57,735      67,358
425,000...........................      28,868      38,490      48,113      57,735      67,358
450,000...........................      28,868      38,490      48,113      57,735      67,358
475,000...........................      28,868      38,490      48,113      57,735      67,358
500,000...........................      28,868      38,490      48,113      57,735      67,358

    Benefits shown above are computed as a single life annuity beginning at age 65 and are not subject to any deduction for offset amounts other than Social Security as described above.

    Compensation for purposes of the NFC Plan is the total monthly earnings paid to a participant, which includes salary and bonus, as shown in columns (c) and
(d) on the Summary Compensation Table; provided, however, compensation in excess of $150,000 is disregarded.

    The estimated years of credited service for purposes of calculating benefits under the NFC Plan for Mr. Britts is 35.

    MANAGEMENT SUPPLEMENTAL RETIREMENT AGREEMENT NFC has entered into a Management Supplemental Retirement Agreement ("SERP") with Mr. Britts which is not qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended ("Code"). The SERP provides an annual benefit equal to the benefit which Mr. Britts would have been entitled to receive under the terms of the NFC Plan in effect as of December 31, 1988, if it had continued in effect until his benefit commencement date, less the greater of (i) the benefit which Mr. Britts will actually receive under the NFC Plan or (ii) the benefit which Mr. Britts would have been entitled to receive on his benefit commencement date under the terms of the NFC Plan, as amended and restated as of January 1, 1989, with no further amendment.

    The following table gives the estimated annual benefit payable upon retirement to Mr. Britts under the SERP:

                                   SERP TABLE

                                                         YEARS OF SERVICE
                                    ----------------------------------------------------------
REMUNERATION                            15          20          25          30          35
- ----------------------------------  ----------  ----------  ----------  ----------  ----------
125,000...........................       6,785       9,047      11,308       9,686       8,063
150,000...........................       9,035      12,047      15,058      12,936      10,813
175,000...........................      16,535      22,047      27,558      26,686      25,813
200,000...........................      24,035      32,047      40,058      40,436      40,813
225,000...........................      31,535      42,047      52,558      54,186      55,813
250,000...........................      32,339      43,119      53,898      55,660      57,421
275,000...........................      32,339      43,119      53,898      55,660      57,421
300,000...........................      32,339      43,119      53,898      55,660      57,421
325,000...........................      32,339      43,119      53,898      55,660      57,421
350,000...........................      32,339      43,119      53,898      55,660      57,421
375,000...........................      32,339      43,119      53,898      55,660      57,421
400,000...........................      32,339      43,119      53,898      55,660      57,421
425,000...........................      32,339      43,119      53,898      55,660      57,421
450,000...........................      32,339      43,119      53,898      55,660      57,421
475,000...........................      32,339      43,119      53,898      55,660      57,421
500,000...........................      32,339      43,119      53,898      55,660      57,421

    Benefits shown above are computed as a single life annuity beginning at age 65 and are not subject to any deduction for offset amounts other than Social Security, as described under the description of the NFC Plan above.

    Compensation covered by the SERP is the same as compensation covered under the NFC Plan.

    The estimated years of credited service for purposes of calculating benefits under the SERP for Mr. Britts is 35.

    TRANSKRIT CORPORATION EMPLOYEES' PENSION PLAN The Transkrit Corporation Employees' Pension Plan (the "Transkrit Plan") provides an annual benefit equal to .4% of "average final compensation" multiplied by benefit service completed before July 15, 1971, plus .7% of "average final compensation" multiplied by benefit service completed after July 15, 1971, plus an additional 3% of "average final compensation" multiplied by benefit service earned while an employee of Short Run Labels, Inc., if any. Average final compensation is determined by averaging a participant's compensation for the five consecutive calendar years during the ten years immediately preceding retirement, termination of employment, or death that give the highest average.

    The following table gives the estimated annual benefit payable upon retirement for participants in the Transkrit Plan:

                              TRANSKRIT PLAN TABLE

                                      YEARS OF SERVICE
                 ----------------------------------------------------------
REMUNERATION         15          20          25          30          35
- ---------------  ----------  ----------  ----------  ----------  ----------
100,000........      10,500      14,000      17,500      21,000      24,500
125,000........      13,100      17,500      21,900      26,300      30,600
150,000........      15,800      21,000      26,300      31,500      36,800
175,000........      18,000      24,200      30,300      36,400      42,500
200,000........      20,300      27,300      34,300      41,300      48,300
225,000........      22,000      29,700      37,400      45,100      52,700
250,000........      22,000      29,700      37,400      45,100      52,700
275,000........      22,000      29,700      37,400      45,100      52,700
300,000........      22,000      29,700      37,400      45,100      52,700
325,000........      22,000      29,700      37,400      45,100      52,700
350,000........      22,000      29,700      37,400      45,100      52,700
375,000........      22,000      29,700      37,400      45,100      52,700
400,000........      22,000      29,700      37,400      45,100      52,700
425,000........      22,000      29,700      37,400      45,100      52,700
450,000........      22,000      29,700      37,400      45,100      52,700
475,000........      22,000      29,700      37,400      45,100      52,700
500,000........      22,000      29,700      37,400      45,100      52,700

    Compensation covered by the Transkrit Plan is equal to the annual amount paid to a participant by Transkrit which includes base salary, overtime and commissions, as shown in the Summary Compensation Table, but excluding bonuses as shown in the Summary Compensation Table; provided, however, compensation in excess of $150,000 is disregarded.

    The estimated years of credited service for purposes of calculating benefits for Mr. Resnick is five. The current amount of compensation covered by the Transkrit Plan for Mr. Resnick is $190,890.

    Benefits shown above are computed as a single life annuity beginning at age 65 and are not subject to any offset amounts.

EXECUTIVE OFFICER EMPLOYMENT AGREEMENTS

    NFC and Robert M. Miklas entered into an agreement dated as of June 28, 1996 which sets forth certain terms of the employment of Mr. Miklas as President and CEO of NFC and DEC. This agreement provides for an annual base salary which may be increased pursuant to an agreed upon plan subject to the approval of the Compensation Committee of the Board of Directors of DEC and NFC. Mr. Miklas is eligible to receive bonus compensation as determined from time to time by the Board of Directors of DEC and NFC. In the event that NFC terminates Mr. Miklas' employment under certain circumstances, Mr. Miklas shall be entitled to continuation of his base compensation for a period of one year.

    NFC and Jack Resnick entered into an agreement dated as of June 28, 1996 which sets forth certain terms of the employment of Mr. Resnick as Senior Vice President of NFC and DEC and President of Chief Executive Officer -- Transkrit Division. This agreement provides for an annual base salary which may be increased pursuant to an agreed upon plan subject to the approval of the Compensation Committee of the Board of Directors of DEC or NFC. The agreement also provides a plan under which bonus compensation is to be awarded. In the event that NFC terminates Mr. Resnick's employment under certain circumstances, Mr. Resnick shall be entitled to continuation of his base compensation for a period of one year.

    Label Art and Thomas J. Cobery entered into an agreement dated as of March 13, 1986 which sets forth certain terms of the employment of Mr. Cobery as President of Label Art. The agreement provides for base compensation and bonus compensation. The rate of such compensation is subject to yearly modification upon the agreement of Mr. Cobery and Label Art. If Mr. Cobery and Label Art are unable to agree by March 30 of any year as to any such modification, the agreement will cease to be in force. Termination of employment by Label Art under certain circumstances will entitle Mr. Cobery to receive his base compensation and insurance benefits for a period of six months. If such termination occurs after the eighth month of any year, Mr. Cobery will also be entitled to his bonus payment for that year.

    NFC and Robert B. Webster entered into an agreement on June 9, 1995 which sets forth certain terms of employment of Mr. Webster as Executive Vice President and Chief Financial Officer of NFC. The agreement provides for an annual base salary that is subject to annual upward adjustment at the discretion of the Board of Directors of NFC. The agreement also provides for bonus compensation based upon an agreed upon plan. In the event that NFC terminates Mr. Webster's employment for any reason under certain circumstances, Mr. Webster shall be entitled to his base compensation for a period of nine months.

    William C. Britts and NFC are parties to an agreement dated as of April 5, 1983 which sets forth certain terms of the employment of Mr. Britts as Senior Vice President of NFC. The agreement provides for base compensation which may be increased by the Board of Directors of NFC. NFC may not terminate Mr. Britts' employment without cause (as defined in such agreement). Cause included misappropriation of funds, improper personal gain, neglect or change of control.

                               SECURITY OWNERSHIP

NFC

    The authorized capital stock of NFC consists of 300,000 shares of common stock, par value $.01 per share, of which 283,807 shares are issued and outstanding, all of which have voting rights and are presently held by DEC.

DEC

    The authorized capital stock of the DEC consists of (i) 4,000,000 shares of Class A common stock, par value $.0001 per share, of which 2,512,551 shares are issued and outstanding, and which have voting rights. In addition, DEC has issued options to purchase 247,814 shares of Class A common stock to the management of DEC and NFC pursuant to the 1996 Plan and warrants to purchase 132,240 shares of Class A common stock to certain investors, all of which are outstanding; (ii) 300,000 shares of Class B common stock, par value $.0001 per share, of which no shares are issued and outstanding, and which have no voting rights; and (iii) 250,000 shares of Cumulative Redeemable Preferred Stock, par value .0001 per share, of which 10,000 shares are issued and outstanding.

    The following table sets forth as of the consummation of the Transactions the number and percentage of shares of DEC Class A Common Stock capital stock beneficially owned by (i) each person known to the Company to be the beneficial owner of more than 5% of any class of DEC's equity securities, (ii) each director of the Company or DEC, and (iii) all directors and executive officers of DEC as a group.

                                                                                     AMOUNT AND
                                                                                      NATURE OF
                                                                                     BENEFICIAL        PERCENTAGE OF
                                                                                      OWNERSHIP         DEC CLASS A
                                                                                   OF DEC CLASS A      COMMON STOCK
                                                                                  COMMON STOCK (1)      OUTSTANDING
                                                                                 -------------------  ---------------
McCown De Leeuw & Co. II, L.P. ................................................        1,403,104              55.8%
 c/o McCown De Leeuw & Company
 3000 Sand Hill Road
 Building 3, Suite 290
 Menlo Park, CA 94025
McCown De Leeuw Associates, L.P. ..............................................          755,603              30.1%
 c/o McCown De Leeuw & Company
 3000 Sand Hill Road
 Building 3, Suite 290
 Menlo Park, CA 94025
MDC/JAFCO Ventures, L.P. ......................................................           52,174               2.1%
 c/o McCown De Leeuw & Company
 3000 Sand Hill Road
 Building 3, Suite 290
 Menlo Park, CA 94025
Glenn McKenzie ................................................................            9,294               0.4%
 24 Beach Plum Way
 Hampton, NH 03842
Robert Miklas .................................................................           57,736               2.3%
 4982 Carol Lane
 Atlanta, GA 30327
All directors and executive officers as a group................................          101,672               4.0%

- --------------------------

(1) Class A Common Stock is the only class of capital stock of DEC which has voting rights. Beneficial ownership is determined in accordance with the rules of the Commission. Shares of capital stock subject to options, warrants and convertible securities currently exercisable or convertible, or exercisable or convertible within 60 days, are deemed outstanding for computing the percentage of the person holding such options but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, the persons named in the table above have sole voting and investment power with respect to all shares of capital stock indicated as beneficially owned by them.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

ACQUISITION ARRANGEMENTS

    In connection with the Acquisition, certain members of management received substantial payments for their equity interests in Transkrit. Messrs. Neubauer and Resnick received an aggregate of approximately $9.7 million at the closing of the Acquisition for their shares of Transkrit and pursuant to other equity-based arrangements.

ADVISORY SERVICES AGREEMENT

    NFC maintains a Advisory Services Agreement (the "Advisory Services Agreement") with MDC Management Company II, L.P. ("MDC Management"), an affiliate. Under the Advisory Services Agreement, MDC Management provides certain consulting, financial, and managerial functions to the Company for a fee initially in an amount not to exceed $350,000 in any fiscal year, which amount may be increased to an amount not to exceed $500,000 in any fiscal year with the approval of the members of the Board of Directors of the Company who do not have a direct financial interest in any person receiving such payments under the Advisory Services Agreement. MDC Management has agreed to subordinate its right to receive such fees in the event of an acceleration of maturity of the Notes or a bankruptcy, liquidation or insolvency proceeding involving the Company. In 1995, $187,500 was paid. NFC has recorded a liability of $562,000 on its consolidated balance sheet for the year ended December 31, 1995 related to the unpaid portion of these costs as of December 31, 1995, which portion was paid upon consummation of the Transactions. The Advisory Services Agreement expires December 31, 2000 and is renewable annually thereafter, unless terminated by NFC for justifiable cause, as defined. NFC believes that the fees received for the professional services rendered are at least as favorable to NFC as those which could be negotiated with a third party.

                    DESCRIPTION OF NEW BANK CREDIT FACILITY

    The Company and its subsidiaries entered into a loan agreement with a financial institution (the "Lender") pursuant to which the Lender provides to the Company and its subsidiaries a revolving credit facility (the "New Bank Credit Facility"). Subject to borrowing base limitations and the satisfaction of customary borrowing conditions, the Company and its subsidiaries are permitted to borrow up to $20.0 million under the New Bank Credit Facility. The terms of such New Bank Credit Facility are substantially as follows:

    The New Bank Credit Facility enables the Company and its subsidiaries to obtain revolving credit loans from time to time for working capital and general corporate purposes in an aggregate amount outstanding not to exceed the lesser of (x) $20.0 million and (y) 80% of eligible accounts receivable plus 50% of eligible inventory, in each case less any outstanding letter of credit liability.

    The revolving credit loans bear interest, depending on the Company's election, at either (i) the Prime Rate (as defined therein) plus 1% per annum or
(ii) LIBOR (as defined therein) plus 2.25% per annum. The Company is obligated to pay an annual fee of 0.5% per annum of the amount of the average unused commitments, payable quarterly in arrears. The New Bank Credit Facility will terminate on the fifth anniversary of the date of the consummation of the Initial Offering, unless terminated sooner upon an event of default (as defined therein), and outstanding revolving credit loans will be payable on such date or such earlier date as may be accelerated following the occurrence of any event of default.

    The New Bank Credit Facility ranks PARI PASSU in right of payment with the Notes and is secured by a lien on all of the Company's and its subsidiaries' accounts receivable, inventory, patents, trademarks and other intangibles and the proceeds thereof. The New Bank Credit Facility contains various restrictive covenants and events of default customary for a transaction of this type.

                            DESCRIPTION OF THE NOTES

    The New Notes will be issued, and the Old Notes were issued under an Indenture dated as of June 15, 1996 (the "Indenture") among the Company, the Guarantors and Wilmington Trust Company, as trustee (the "Trustee"). For purposes of the following summary, the Old Notes and the New Notes shall be collectively referred to as the "Notes." The terms and conditions of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 as in effect on the date of the Indenture. The following statements are summaries of the provisions of the Notes and the Indenture and do not purport to be complete. Such summaries make use of certain terms defined in the Indenture and are qualified in their entirety by express reference to the Indenture. The definitions of certain capitalized terms used in the following summary are set forth below under "-- Certain Definitions." A copy of the Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

    The Notes will be senior obligations of the Company, ranking PARI PASSU in right of payment with all other senior obligations of the Company. Each Guarantee will be a senior obligation of the applicable Guarantor, ranking PARI PASSU in right of payment with all other senior obligations of such Guarantor.

    The Notes will be issued in fully registered form only, without coupons, in denominations of $1,000 and integral multiples thereof. Initially, the Trustee will act as paying agent and registrar for the Notes. The Notes may be presented for registration of transfer and exchange at the offices of the registrar, which initially will be the Trustee's corporate trust office. The Company may change any paying agent and registrar without notice to holders of the Notes (the "Holders"). The Company will pay principal (and premium, if any) on the Notes at the Trustee's corporate office in New York, New York. At the Company's option, interest may be paid at the Trustee's corporate trust office or by check mailed to the registered addresses of the Holders. Any Old Notes that remain outstanding after the completion of the Exchange Offer, together with the New Notes issued in connection with the Exchange Offer, will be treated as a single class of securities under the Indenture. See "The Exchange Offer; Old Notes Registration Rights."

PRINCIPAL, MATURITY AND INTEREST

    The Notes are limited in aggregate principal amount to $100,000,000 and will mature on June 15, 2002. Interest on the Notes will accrue at the rate of 11 5/8% PER ANNUM and will be payable semi-annually in cash on each June 15 and December 15, commencing on December 15, 1996, to the Persons who are registered Holders at the close of business on the June 1 and December 1, respectively, immediately preceding the applicable interest payment date. Interest on the Notes will accrue from and including the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance.

    The Notes will not be entitled to the benefit of any mandatory sinking fund.

REDEMPTION

OPTIONAL REDEMPTION.

    The Notes will be redeemable, at the Company's option, in whole at any time or in part from time to time, on and after June 15, 1999, upon not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on June 15 of the years set forth below, plus, in each case, accrued and unpaid interest, if any, thereon to the date of redemption:

YEAR                                                                                                   PERCENTAGE
- -----------------------------------------------------------------------------------------------------  -----------
1999.................................................................................................     105.813%
2000.................................................................................................     102.906%
2001 and thereafter..................................................................................     100.000%

    OPTIONAL REDEMPTION UPON PUBLIC EQUITY OFFERINGS. At any time, or from time to time, on or prior to June 15, 1999, the Company may, at its option, use the net cash proceeds of one or more Public Equity Offerings (as defined below) to redeem up to $35.0 million aggregate principal amount of Notes at a redemption price equal to 111.625% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon to the date of redemption; provided that at least 65% of the principal amount of Notes originally issued remains outstanding immediately after giving effect to any such redemption. In order to effect the foregoing redemption with the proceeds of any Public Equity Offering, the Company shall make such redemption not more than 60 days after the consummation of any such Public Equity Offering.

    As used in the preceding paragraph, a "Public Equity Offering" means an underwritten public offering of Qualified Capital Stock of either DEC International, Inc. ("Holdings") or the Company pursuant to a registration statement filed with and declared effective by the Commission in accordance with the Securities Act; PROVIDED that, in the event of a Public Equity Offering by Holdings, Holdings contributes to the capital of the Company the portion of the net cash proceeds of such Public Equity Offering necessary to pay the aggregate redemption price, plus accrued and unpaid interest, if any, to the redemption date of the Notes to be redeemed pursuant to the preceding paragraph.

SELECTION AND NOTICE OF REDEMPTION

    In the event that less than all of the Notes are to be redeemed at any time, selection of such Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not then listed on a national securities exchange, on a PRO RATA basis, by lot or by such method as the Trustee shall deem fair and appropriate; PROVIDED, HOWEVER, that no Notes of a principal amount of $1,000 or less shall be redeemed in part; and PROVIDED, FURTHER, that if a partial redemption is made with the proceeds of a Public Equity Offering, selection of the Notes or portions thereof for redemption shall be made by the Trustee only on a PRO RATA basis or on as nearly a PRO RATA basis as is practicable (subject to the procedures of The Depository Trust Company), unless such method is otherwise prohibited. Notice of redemption shall be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If any
Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as the Company has deposited with the paying agent for the Notes funds in satisfaction of the applicable redemption price pursuant to the Indenture.

GUARANTEES

    Each Guarantor unconditionally guarantees, on a senior basis, jointly and severally, to each Holder and the Trustee, the full and prompt performance of the Company's obligations under the Indenture and the Notes, including the payment of principal of and interest on the Notes. The obligations of each Guarantor are limited to the maximum amount which, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under the Indenture, will result in the obligations of such Guarantor under its Guarantee not constituting a fraudulent conveyance or fraudulent transfer under Federal or state law. Each Guarantor that makes a payment or distribution under its Guarantee shall be entitled to a contribution from each other Guarantor in an amount PRO RATA, based on the net assets of each Guarantor, determined in accordance with GAAP.

    Each Guarantor may consolidate with or merge into or sell its assets to the Company or another Guarantor that is a Wholly Owned Restricted Subsidiary without limitation, or with other Persons upon the terms and conditions set forth in the Indenture. See "-- Certain Covenants -- Merger, Consolidation and Sale of Assets." In the event all of the Capital Stock of a Guarantor is sold by the Company and/or one or more of its Subsidiaries and the sale complies with the provisions set forth in "-- Certain Covenants -- Limitation on Asset Sales," such Guarantor's Guarantee will be released.

    Separate financial statements of the Guarantors are not included herein because such Guarantors are jointly and severally liable with respect to the Company's obligations under the Indenture and the Notes, and the aggregate net assets, earnings and equity of the Guarantors and the Company are substantially equivalent to the net assets, earnings and equity of the Company on a consolidated basis.

SECURITY

    The Notes will be secured by a first priority Lien on and security interest in (a) all of the issued and outstanding Capital Stock of (i) each Guarantor on the Issue Date and (ii) each other Subsidiary of the Company that becomes a Guarantor after the Issue Date to the extent owned by the Company or any of its Subsidiaries and (b) so long as a Default or an Event of Default shall have occurred and be continuing, all dividends and distributions with respect to Capital Stock of a Guarantor.

    The Indenture and the Security Documents will provide that the Capital Stock of a Guarantor will be released from the Lien of the Indenture and the Security Documents in the event all of the Capital Stock of such Guarantor is sold by the Company and/or one or more of its Subsidiaries and the sale complies with the provisions set forth in "-- Certain Covenants -- Limitation on Asset Sales."

CHANGE OF CONTROL

    The Indenture will provide that upon the occurrence of a Change of Control, each Holder will have the right to require that the Company purchase all or a portion of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer"), at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon to the date of purchase.

    Within 30 days following the date upon which the Change of Control occurred, the Company must send, by first class mail, a notice to each Holder, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 45 days from the date such notice is mailed, other than as may be required by law (the "Change of Control Payment Date"). A Change of Control Offer shall remain open for a period of 20 business days or such longer period as may be required by law. Holders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed, to the paying agent for the Notes at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date.

    If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control purchase price for all the Notes that might be delivered by Holders seeking to accept the Change of Control Offer. In the event the Company is required to purchase outstanding Notes pursuant to a Change of Control Offer, the Company expects that it would seek third party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing.

    Neither the Board of Directors of the Company nor the Trustee may waive the covenant relating to the Company's obligation to make a Change of Control Offer. Restrictions in the Indenture described herein on the ability of the Company and the Restricted Subsidiaries to incur additional Indebtedness, to grant liens on their property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management of the Company. Consummation of any such transaction in certain circumstances may require repurchase of the Notes, and there can be no assurance that the Company or the acquiring party will have sufficient financial resources to effect such repurchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of the Company by the management of the Company. While such restrictions cover a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the Holders of Notes protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

    The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Change of Control" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Change of Control" provisions of the Indenture by virtue thereof.

CERTAIN COVENANTS

    The Indenture will contain, among others, the following covenants:

    LIMITATION ON INCURRENCE OF ADDITIONAL INDEBTEDNESS. The Company will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, create, incur, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively, "incur") any Indebtedness (other than Permitted Indebtedness); PROVIDED, HOWEVER, that if no Default or Event of Default shall have occurred and be continuing at the time of or as a consequence of the incurrence of any such Indebtedness, the Company or any Guarantor may incur Indebtedness (including, without limitation, Acquired Indebtedness) and any Restricted Subsidiary may incur Acquired Indebtedness, in each case, if on the date of the incurrence of such Indebtedness, after giving effect to the incurrence thereof, the Consolidated Fixed Charge Coverage Ratio of the Company is greater than (a) 1.75 to 1.0, if the date of such incurrence is on or prior to June 15, 1997, (b) 2.00 to 1.0, if the date of such incurrence is after June 15, 1997 and on or prior to June 15, 1998, or (c) 2.25 to 1.0, if the date of such incurrence is after June 15, 1998.

    Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or which is secured by a Lien on an asset acquired by the Company or a Restricted Subsidiary (whether or not such Indebtedness is assumed by the acquiring Person) shall be deemed incurred at the time the person becomes a Restricted Subsidiary or at the time of the asset acquisition, as the case may be.

    The Company will not, and will not permit any Guarantor to incur any Indebtedness (other than Acquired Indebtedness which is subordinated in right of payment to other Acquired Indebtedness which is incurred in connection with the same Asset Acquisition as such subordinated Acquired Indebtedness) which by its terms (or by the terms of any agreement governing such Indebtedness) is subordinated in right of payment to any other Indebtedness of the Company or such Guarantor unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate in right of payment to the Notes or the Gurantee of such Guarantor, as the case may be, pursuant to subordination provisions that are substantively identical to the subordination provisions of such Indebtedness (or such agreement) that are most favorable to the holders of any other Indebtedness of the Company or such Guarantor, as the case may be.

    LIMITATION ON RESTRICTED PAYMENTS. The Company will not, and will not cause or permit any of the Restricted Subsidiaries to, directly or indirectly, (a) declare or pay any dividend or make any distribution (other than dividends or distributions payable in Qualified Capital Stock of the Company) on or in respect of shares of the Company's or Holding's Capital Stock to holders of such Capital Stock, (b) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or Holdings or any warrants, rights or options to purchase or acquire shares of any class of such Capital Stock, (c) make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness of the Company or a Guarantor that is subordinate or junior in right of payment to the Notes or such Guarantor's Guarantee, as the case may be, or (d) make any Investment (other than a Permitted Investment) (each of the foregoing actions set forth in clauses (a), (b) (c) and (d) being referred to as a "Restricted Payment"), if at the time of such Restricted Payment or immediately after giving effect thereto,
(i) a Default or an  Event of Default shall have  occurred and be continuing  or
(ii) the Company is not able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the covenant described under "-- Limitation on Incurrence of Additional Indebtedness" or (iii) the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made subsequent to the Issue Date (the amount expended for such purposes, if other than in cash, being the fair market value of such property as determined reasonably and in good faith by the Board of Directors of the Company) shall exceed the sum of: (w) 50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) of the Company earned subsequent to the Issue Date and on or prior to the date the Restricted Payment occurs (the "Reference Date") (treating such period as a single accounting period); PLUS (x) 100% of the aggregate net cash proceeds received by the Company from any Person (other than a Subsidiary of the Company) from the issuance and sale subsequent to the Issue Date and on or prior to the Reference Date of Qualified Capital Stock of the Company; PLUS (y) without duplication of any amounts included in clause
(iii)(x) above, 100% of the aggregate net cash proceeds of any equity contribution received by the Company from a holder of the Company's Capital Stock (excluding, in the case of clauses (iii)(x) and (y), any net cash proceeds from (A) a Public Equity Offering to the extent used to redeem the Notes and (B) the Parent Capital Contribution); PLUS (z) an amount equal to the consolidated net Investments on the date of Revocation made by the Company and/or any of the Restricted Subsidiaries in any Subsidiary of the Company that has been designated an Unrestricted Subsidiary after the Issue Date upon its redesignation as a Restricted Subsidiary in accordance with the covenant described under "-- Limitation on Designations of Unrestricted Subsidiaries."

    Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph shall not prohibit: (1) the payment of any dividend or redemption payment within 60 days after the date of declaration of such dividend or the applicable redemption if the dividend or redemption payment, as the case may be, would have been permitted on the date of declaration; (2) if no Default or Event of Default shall have occurred and be continuing, the acquisition of any shares of Capital Stock of the Company or Holdings, either (A) solely in exchange for shares of Qualified Capital Stock of the Company or (B) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company; (3) if no Default or Event of Default shall have occurred and be continuing, the acquisition of any Indebtedness of the Company or a Guarantor that is subordinate or junior in right of payment to the Notes or such Guarantor's Guarantee, as the case may be, either (A) solely in exchange for shares of Qualified Capital Stock of the Company, or (B) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of (I) shares of Qualified Capital Stock of the Company or (II) Refinancing Indebtedness; (4) the making of payments by the Company to Holdings in an amount not in excess of the federal, state and local income tax liability that the Company and its Subsidiaries would have been liable for if the Company, together with its Subsidiaries, had filed its consolidated tax return on a stand-alone basis; PROVIDED that such payments shall be made by the Company no earlier than five days prior to the date on which Holdings is required to make its payments to the Internal Revenue Service or state or local taxing authorities, as the case may be; (5) the making of payments by the Company to Holdings to pay operating expenses, not to exceed $500,000 in any fiscal year; (6) the making of payments, by the Company to Holdings to purchase Capital Stock of Holdings beneficially owned by directors, officers and employees of the Company or any of its Subsidiaries pursuant to the terms of employment contracts or employee benefit plans of the Company or any of its Subsidiaries not to exceed $250,000 in any fiscal year; (7) if no Default or Event of Default shall have occurred and be continuing, the making of payments by the Company to Holdings to pay regularly scheduled dividends on the Holdings Preferred Stock; and (8) if no Default or Event of Default shall have occurred and be continuing, the making of other Restricted Payments not to exceed $2.0 million in the aggregate. In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date in accordance with clause (iii) of the immediately preceding paragraph, amounts expended pursuant to clauses (1),
(2), (6), (7) and (8) shall be included in such calculation.

    LIMITATION ON ASSET SALES. The Company will not, and will not permit any of the Restricted Subsidiaries to, consummate an Asset Sale unless (a) the Company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of (as determined in good faith by the Company's Board of Directors), (b) at least 80% of the consideration received by the Company or the Restricted Subsidiary, as the case may be, from such Asset Sale shall be in the form of cash or Cash Equivalents and is received at the time of such disposition; and (c) upon the consummation of an Asset Sale, the Company shall apply, or cause such

Restricted Subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale within 270 days of receipt thereof either (i) to the extent the properties or assets that were the subject of such Asset Sale secured Indebtedness permitted to be incurred under the Indenture pursuant to a Lien permitted under the Indenture, to prepay any such Indebtedness and effect a permanent reduction in the availability of borrowing under the agreement(s) governing such Indebtedness, (ii) to make an investment in properties or assets that replace the properties or assets that were the subject of such Asset Sale or in properties or assets that will be used in the business of the Company and the Restricted Subsidiaries as existing on the Issue Date or in businesses reasonably related thereto ("Replacement Assets"), or (iii) a combination of prepayment and investment permitted by the foregoing clauses (c)(i) and (c)(ii). On the 271st day after an Asset Sale or such earlier date, if any, as the Board of Directors of the Company determines not to apply the Net Cash Proceeds relating to such Asset Sale as set forth in clauses (c)(i), (c)(ii) and (c)(iii) of the next preceding sentence (each, a "Net Proceeds Offer Trigger Date"), such aggregate amount of Net Cash Proceeds which have not been applied on or before such Net Proceeds Offer Trigger Date as permitted in clauses (c)(i), (c)(ii) and
(c)(iii) of the next preceding sentence (each a "Net Proceeds Offer Amount") shall be applied by the Company or such Restricted Subsidiary, as the case may be, to make an offer to purchase (a "Net Proceeds Offer") on a date (the "Net Proceeds Offer Payment Date") not less than 30 nor more than 45 days following the applicable Net Proceeds Offer Trigger Date, from all Holders on a PRO RATA basis, that principal amount of Notes equal to the Net Proceeds Offer Amount at a price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest, if any, thereon to the date of purchase; PROVIDED, HOWEVER, that if at any time any non-cash consideration received by the Company or any Restricted Subsidiary, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with this covenant. The Company may defer the Net Proceeds Offer until there is an aggregate unutilized Net Proceeds Offer Amount equal to or in excess of $5.0 million resulting from one or more Asset Sales (at which time, the entire unutilized Net Proceeds Offer Amount, and not just the amount in excess of $5.0 million, shall be applied as required pursuant to this paragraph).

    In the event of the transfer of substantially all (but not all) of the property and assets of the Company and the Restricted Subsidiaries as an entirety to a Person in a transaction permitted under "-- Merger, Consolidation and Sale of Assets," the successor corporation shall be deemed to have sold the properties and assets of the Company and the Restricted Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale. In addition, the fair market value of such properties and assets of the Company or the Restricted Subsidiaries deemed to be sold shall be deemed to be Net Cash Proceeds for purposes of this covenant.

    Notwithstanding the two immediately preceding paragraphs, the Company and the Restricted Subsidiaries will be permitted to consummate an Asset Sale without complying with such paragraphs to the extent (a) at least 80% of the consideration for such Asset Sale constitutes Replacement Assets and (b) such Asset Sale is for fair market value; PROVIDED that any consideration not constituting Replacement Assets received by the Company or any of the Restricted Subsidiaries in connection with any Asset Sale permitted to be consummated under this paragraph shall constitute Net Cash Proceeds subject to the provisions of the two immediately preceding paragraphs.

    Notice of each Net Proceeds Offer will be mailed to the record Holders as shown on the register of Holders within 25 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Net Proceeds Offer, Holders may elect to tender their Notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent Holders properly tender Notes with an aggregate principal amount exceeding the Net Proceeds Offer Amount, Notes of tendering Holders will be purchased on a PRO RATA basis (based on principal amounts tendered). A Net Proceeds Offer shall remain open for a period of 20 business days or such longer period as may be required by law.

    The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Asset Sale" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Asset Sale" provisions of the Indenture by virtue thereof.

    LIMITATION ON DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING RESTRICTED SUBSIDIARIES. The Company will not, and will not cause or permit any of the Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions on or in respect of its Capital Stock; (b) make loans or advances or to pay any Indebtedness or other obligation owed to the Company or any other Restricted Subsidiary; or (c) transfer any of its property or assets to the Company or any other Restricted Subsidiary, except for such encumbrances or restrictions existing under or by reason of: (i) applicable law; (ii) the Indenture; (iii) customary non-assignment provisions of any contract or any lease governing a leasehold interest of any Restricted Subsidiary; (iv) any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired; (v) agreements existing on the Issue Date to the extent and in the manner such agreements are in effect on the Issue Date; or (vi) an agreement governing Refinancing Indebtedness incurred to Refinance the Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clause (ii), (iv) or (v) above; PROVIDED, HOWEVER, that the provisions relating to such encumbrance or restriction contained in any such Refinancing Indebtedness are no less favorable to the Holders in any material respect as determined by the Board of Directors of the Company in their reasonable and good faith judgment than the provisions relating to such encumbrance or restriction contained in the applicable agreement referred to in such clause (ii), (iv) or (v).

    LIMITATION ON PREFERRED STOCK OF RESTRICTED SUBSIDIARIES. The Company will not permit any of the Restricted Subsidiaries to issue any Preferred Stock (other than to the Company or to a Wholly Owned Restricted Subsidiary) or permit any Person (other than the Company or a Wholly Owned Restricted Subsidiary) to own any Preferred Stock of any Restricted Subsidiary.

    LIMITATION ON LIENS. The Company will not, and will not cause or permit any of the Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens of any kind against or upon any property or assets of the Company or any of the Restricted Subsidiaries, whether owned on the Issue Date or acquired after the Issue Date, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom unless (a) in the case of Liens securing Indebtedness that is expressly subordinate or junior in right of payment to the Notes or any Guarantee, the Notes or such Guarantee as the case may be, are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens and (b) in all other cases, the Notes and the Guarantees are equally and ratably secured, except for (i) Liens existing as of the Issue Date to the extent and in the manner such Liens are in effect on the Issue Date (and any extentions, replacements or renewals thereof covering property or assets secured by such Liens on the Issue Date); (ii) Liens securing the Notes and the Guarantees;
(iii) Liens of the Company or a Restricted Subsidiary on assets of any Restricted Subsidiary; (iv) Liens securing Refinancing Indebtedness which is incurred to Refinance any Indebtedness which has been secured by a Lien permitted under the Indenture and which has been incurred in accordance with the provisions of the Indenture; PROVIDED, HOWEVER, that such Liens (x) are no less favorable to the Holders and are not more favorable to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness being Refinanced and (y) do not extend to or cover any property or assets of the Company or any of the Restricted Subsidiaries not securing the Indebtedness so Refinanced; and (v) Permitted Liens.

    MERGER, CONSOLIDATION AND SALE OF ASSETS. The Company will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of the Company's assets (determined on a consolidated basis for the Company and the Restricted Subsidiaries), whether as an entirety or substantially as an entirety to any

Person unless: (a) either (i) the Company shall be the surviving or continuing corporation or (ii) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of the Company and the Restricted Subsidiaries substantially as an entirety (the "Surviving Entity") (x) shall be a corporation organized and validly existing under the laws of the United States or any state thereof or the District of Columbia and (y) shall expressly assume, by supplemental indenture (in form and substance satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, premium, if any, and interest on all of the Notes and the performance of every covenant of the Notes, the Indenture, the Security Documents to which the Company is a party and the Registration Rights Agreement on the part of the Company to be performed or observed; (b) immediately after giving effect to such transaction and the assumption contemplated by clause
(a)(ii)(y) above (including giving effect to any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction), the Company or such Surviving Entity, as the case may be, (i) shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction and (ii) shall be able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the covenant described under "-- Limitation on Incurrence of Additional Indebtedness"; (c) immediately before and immediately after giving effect to such transaction and the assumption contemplated by clause (a)(ii)(y) above (including, without limitation, giving effect to any Indebtedness incurred or anticipated to be incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred or be continuing; and (d) the Company or the Surviving Entity, as the case may be, shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

    For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

    Upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, in which the Company is not the continuing corporation, the successor Person formed by such consolidation or into which the Company is merged or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the Notes with the same effect as if such surviving entity had been named as such.

    Each Guarantor (other than any Guarantor whose Guarantee is to be released in accordance with the terms of the Guarantee and the Indenture in connection with any transaction complying with the provisions of the Indenture described under "-- Limitation on Asset Sales") will not, and the Company will not cause or permit any Guarantor to, consolidate with or merge with or into any Person other than the Company or another Guarantor unless: (a) the entity formed by or surviving any such consolidation or merger (if other than the Guarantor) or to which such sale, lease, conveyance or other disposition shall have been made is a corporation organized and existing under the laws of the United States or any state thereof or the District of Columbia; (b) such entity assumes by supplemental indenture all of the obligations of the Guarantor under its Guarantee and any Security Documents to which such Guarantor is a party; (c) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and (d) immediately after giving effect to such transaction and the use of any net proceeds therefrom on a PRO FORMA basis, the Company could satisfy the provisions of clause (b) of the first paragraph of this covenant. Any merger or consolidation of a Guarantor with and into the Company (with the Company being the surviving entity) or another
Guarantor need only comply with clause (d) of the first paragraph of this covenant.

    LIMITATIONS ON TRANSACTIONS WITH AFFILIATES. (a) The Company will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of their respective Affiliates (each an "Affiliate Transaction"), other than (i) Affiliate Transactions permitted under paragraph (b) of this covenant and (ii) Affiliate Transactions on terms that are no less favorable to the Company on the applicable Restricted Subsidiary than those that might reasonably have been obtained in a comparable transaction at such time on an arm's-length basis from a Person that is not an Affiliate of the Company or such Restricted Subsidiary. All Affiliate Transactions (and each series of related Affiliate Transactions which are similar or part of a common plan) involving aggregate payments or other property with a fair market value in excess of $1.0 million shall be approved by the Board of Directors of the Company, such approval to be evidenced by a Board Resolution stating that such Board of Directors has determined that such transaction complies with the foregoing provisions. If the Company or any Restricted Subsidiary enters into an Affiliate Transaction (or a series of related Affiliate Transactions related to a common plan) that involves an aggregate fair market value of more than $5.0 million, the Company shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of such transaction or series of related transactions to the Company or the relevant Restricted Subsidiary, as the case may be, from a financial point of view, from an Independent Financial Advisor and file the same with the Trustee.

    (b) The restrictions set forth in clause (a) shall not apply to (i) reasonable fees and compensation paid to and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary as determined in good faith by the Company's Board of Directors; (ii) transactions exclusively between or among the Company and any of the Restricted Subsidiaries or exclusively between or among such Restricted Subsidiaries, provided such transactions are not otherwise prohibited by the Indenture; (iii) Restricted Payments permitted by the Indenture; (iv) payments by the Company to MDC Entities pursuant to the terms of the Advisory Services Agreement initially in an amount not to exceed $350,000 in any fiscal year, which amount may be increased to an amount not to exceed $500,000 in any fiscal year with the approval of the members of the Board of Directors of the Company who do not have a direct financial interest in any Person receiving such payments under the Advisory Services Agreement; and (v) the purchase by the Company of notes payable by shareholders of Holdings from MDC Entities in an aggregate amount not to exceed $685,000; PROVIDED that any such purchase shall be a Restricted Payment for purposes of the covenant described under "-- Limitation on Restricted Payments."

    ADDITIONAL SUBSIDIARY GUARANTEES. If the Company or any of the Restricted Subsidiaries transfers or causes to be transferred, in one transaction or a series of related transactions, any property to any Restricted Subsidiary that is not a Guarantor, or if the Company or any of the Restricted Subsidiaries shall organize, acquire or otherwise invest in or hold an Investment in another Restricted Subsidiary having total consolidated assets with a book value in excess of $500,000, then such transferee or acquired or other Restricted Subsidiary shall (a) execute and deliver to the Trustee a supplemental indenture in form reasonably satisfactory to the Trustee pursuant to which such Restricted Subsidiary shall unconditionally guarantee all of the Company's obligations under the Notes and the Indenture on the terms set forth in the Indenture and
(b) deliver to the Trustee an opinion of counsel that such supplemental indenture has been duly authorized, executed and delivered by such Restricted Subsidiary and constitutes a legal, valid, binding and enforceable obligation of such Restricted Subsidiary. Thereafter, such Restricted Subsidiary shall be a Guarantor for all purposes of the Indenture.

    REPORTS TO HOLDERS. The Company will deliver to the Trustee within 15 days after the filing of the same with the Commission, copies of the quarterly and annual reports and of the information, documents and other reports, if any, which the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the Commission, to the extent permitted, and provide the Trustee and Holders with such annual reports and such information, documents and other reports specified in Sections 13 and 15(d) of the Exchange Act. The Company will also comply with the other provisions of 314(a) of the TIA.

    LIMITATION ON DESIGNATIONS OF UNRESTRICTED SUBSIDIARIES. The Company may designate any Subsidiary of the Company (other than a Subsidiary of the Company which owns Capital Stock of a Restricted Subsidiary) as an "Unrestricted Subsidiary" under the Indenture (a "Designation") only if:

           (a)
           no Default shall have occurred and be continuing at the time of or after giving effect to such Designation; and

           (b)
           the Company would be permitted under the Indenture to make an Investment at the time of Designation (assuming the effectiveness of such Designation) in an amount (the "Designation Amount") equal to the sum of (i) fair market value of the Capital Stock of such Subsidiary owned by the Company and the Restricted Subsidiaries on such date and (ii) the aggregate amount of other Investments of the Company and the Restricted Subsidiaries in such Subsidiary on such date; and

           (c)
           the Company would be permitted to incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the covenant described under "-- Limitation on Incurrence of Additional Indebtedness" at the time of Designation (assuming the effectiveness of such Designation).

    In the event of any such Designation, the Company shall be deemed to have made an Investment constituting a Restricted Payment pursuant to the covenant described under "-- Limitation on Restricted Payments" for all purposes of the Indenture in the Designation Amount. The Indenture will further provide that the Company shall not, and shall not permit any Restricted Subsidiary to, at any time (x) provide direct or indirect credit support for or a guarantee of any Indebtedness of any Unrestricted Subsidiary (including of any undertaking, agreement or instrument evidencing such Indebtedness), (y) be directly or indirectly liable for any Indebtedness of any Unrestricted Subsidiary or (z) be directly or indirectly liable for any Indebtedness which provides that the holder thereof may (upon notice, lapse of time or both) declare a default thereon or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity upon the occurrence of a default with respect to any Indebtedness of any Unrestricted Subsidiary (including any right to take enforcement action against such Unrestricted Subsidiary), except, in the case of clause (x) or (y), to the extent permitted under the covenant described under "-- Limitation on Restricted Payments."

    The Indenture will further provide that the Company may revoke any Designation of a Subsidiary as an Unrestricted Subsidiary (a "Revocation"), whereupon such Subsidiary shall then constitute a Restricted Subsidiary, if:

           (a)
           no Default shall have occurred and be continuing at the time of and after giving effect to such Revocation; and

           (b)
           all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately following such Revocation would, if incurred at such time, have been permitted to be incurred for all purposes of the Indenture.

    All Designations and Revocations must be evidenced by Board Resolutions of the Company delivered to the Trustee certifying compliance with the foregoing provisions.

EVENTS OF DEFAULT

    The following events will be defined in the Indenture as "Events of Default":

           (a)
           the failure to pay interest on any Notes when the same becomes due and payable and the default continues for a period of 30 days;

           (b)
           the failure to pay the principal on any Notes, when such principal becomes due and payable, at maturity, upon redemption or otherwise
    (including the failure to make a payment to purchase Notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer);

           (c)
           a default in the observance or performance of any other covenant or agreement contained in the Indenture or the Security Documents which default continues for a period of 30 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes

    (except in the case of a default with respect to the covenant described under "-- Certain Covenants -- Merger, Consolidation and Sale of Assets", which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

           (d)
           a default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any
    Indebtedness of the Company or of any Restricted Subsidiary (or the payment of which is guaranteed by the Company or any Restricted Subsidiary), whether such Indebtedness now exists or is created after the Issue Date, which default (i) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness after any applicable grace period provided in such Indebtedness on the date of such default (a "payment default") or
    (ii) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates at least $5.0 million;

           (e)
           one or more judgments in an aggregate amount in excess of $5.0 million shall have been rendered against the Company or any of the
    Restricted Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable;

           (f)
           certain events of bankruptcy affecting the Company or any of its Significant Subsidiaries;

           (g)
           any Guarantee of a Significant Subsidiary ceases to be in full force and effect or any Guarantee of a Significant Subsidiary is declared to be null and void and unenforceable or any Guarantee of a Significant Subsidiary is found to be invalid or any Guarantor which is a Significant Subsidiary denies its liability under its Guarantee (other than by reason of release of such Guarantor in accordance with the terms of the Indenture); or

           (h)
           except as contemplated by their terms, any of the Security Documents ceases to be in full force or effect or ceases to give the Trustee, in any material respect, the Liens, rights, powers and privileges purported to be created thereby.

    If  an Event of Default (other than  an Event of Default specified in clause
(f) above) shall occur and be continuing, the Trustee or the Holders of at least 25% in principal amount of outstanding Notes may declare the principal of, premium, if any, and accrued and unpaid interest on all the Notes to be due and payable by notice in writing to the Company and the Trustee specifying the respective Event of Default and that it is a "notice of acceleration", and the same shall become immediately due and payable. If an Event of Default specified in clause (f) above occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest on all of the outstanding Notes shall IPSO FACTO become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

    The Indenture will provide that, at any time after a declaration of acceleration with respect to the Notes as described in the preceding paragraph, the Holders of a majority in principal amount of the Notes may rescind and cancel such declaration and its consequences (a) if the rescission would not conflict with any judgment or decree, (b) if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration, (c) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration,  has  been paid,  (d)  if the  Company  has paid  the  Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances and (e) in the event of the cure or waiver of an Event of Default of the type described in clause (f) of the description of Events of Default above, the Trustee shall have received an officers' certificate and an opinion of counsel that such Event of Default has been cured or waived. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

    The Holders of a majority in principal amount of the Notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or interest on any Notes.

    Holders of the Notes may not enforce the Indenture, the Security Documents or the Notes except as provided in the Indenture and under the TIA. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture or the Security Documents at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

    Under the Indenture, the Company is required to provide an officers' certificate to the Trustee promptly upon any such officer obtaining knowledge of any Default or Event of Default (provided that such officers shall provide such certification at least annually whether or not they know of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

    The Company may, at its option and at any time, elect to have its obligations and the obligations of the Guarantors discharged with respect to the outstanding Notes ("Legal Defeasance"). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, and satisfied all of its obligations with respect to the Notes, except for (a) the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due, (b) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments,
(c) the rights, powers, trust, duties and immunities of the Trustee and the Company's obligations in connection therewith and (d) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under "-- Events of Default" will no longer constitute an Event of Default with respect to the Notes.

    In order to exercise either Legal Defeasance or Covenant Defeasance, (a) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders cash in United States dollars, non-callable United States government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be; (b) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (ii) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (c) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (d) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (e) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture or any other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (f) the Company shall have delivered to the Trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others; (g) the Company shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with; (h) the Company shall have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and (i) certain other customary conditions precedent are satisfied.

SATISFACTION AND DISCHARGE

    The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when (a) either (i) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (ii) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be; (b) the Company has paid all other sums payable under the Indenture by the Company; and (c) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

MODIFICATION OF THE INDENTURE

    From time to time, the Company, the Guarantors and the Trustee, without the consent of the Holders, may amend the Indenture and the Security Documents for certain specified purposes, including curing ambiguities, defects or inconsistencies, so long as such change does not, in the opinion of the Trustee, adversely affect the rights of any of the Holders in any material respect. In formulating its opinion on such matters, the Trustee will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an opinion of counsel. Other modifications and amendments of the Indenture and the Security Documents may be made with the consent of the Holders of a majority in principal amount of the then outstanding Notes issued under the Indenture, except that, without the consent of each Holder affected thereby, no amendment may: (a) reduce the amount of Notes whose Holders must consent to an amendment;
(b) reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any Notes; (c) reduce the principal of or change or have the effect of changing the fixed maturity of any Notes, or change the date on which any Notes may be subject to redemption or repurchase, or reduce the redemption or repurchase price therefor; (d) make any Notes payable in money other than that stated in the Notes; (e) make any change in provisions of the Indenture protecting the right of each Holder to receive payment of principal of and interest on such Note on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of Notes to waive Defaults or Events of Default;
(f) amend, change or modify in any material respect the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate a Net Proceeds Offer with respect to any Asset Sale that has been consummated or modify any of the provisions or definitions with respect thereto; (g) modify or change any provision of the Indenture or the related definitions affecting ranking of the Notes or any Guarantee in a manner which adversely affects the Holders; (h) release any Guarantor from any of its obligations under its Guarantee or the Indenture otherwise than in accordance with the terms of the Indenture or (i) release or adversely affect the ranking of any Lien on assets or property securing the Notes except in compliance with the provisions of the Indenture and the Security Documents.

GOVERNING LAW

    The Indenture and the Security Documents will provide that the Indenture, the Security Documents, the Notes and the Guarantees will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

THE TRUSTEE

    The Indenture will provide that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

    The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of the Company or a Guarantor, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; PROVIDED that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

CERTAIN DEFINITIONS

    Set forth below is a summary of certain of the defined terms to be used in the Indenture. Reference is made to the form of Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

    "ACQUIRED INDEBTEDNESS" means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary or at the time it merges or consolidates with the Company or any of the Restricted Subsidiaries or assumed by the Company or a Restricted Subsidiary in connection with the acquisition of assets from such Person and in each case not incurred in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary or such acquisition, merger or consolidation.

    "ADVISORY SERVICES AGREEMENT" means the Advisory Services Agreement dated as of October 16, 1992 among MDC Management Company II, L.P., MDC Management Company and the Company, as the same may be amended from time to time.

    "AFFILIATE" means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative of the foregoing.

    "AFFILIATE TRANSACTION" has the meaning set forth under "-- Certain Covenants -- Limitation on Transactions with Affiliates."

    "ASSET ACQUISITION" means (a) an Investment by the Company or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary, or shall be merged with or into the Company or any Restricted Subsidiary, or (b) the acquisition by the Company or any Restricted Subsidiary of the assets of any Person (other than a Restricted Subsidiary) which constitute all or substantially all of the assets of such Person or comprises any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

    "ASSET SALE" means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer for value by the Company or any of the Restricted Subsidiaries (including any Sale and Leaseback Transaction) to any Person other than the Company or a Restricted Subsidiary of (a) any Capital Stock of any Restricted Subsidiary; or (b) any other property or assets of the Company or any Restricted Subsidiary other than in the ordinary course of business; PROVIDED, HOWEVER, that Asset Sales shall not include (i) a transaction or series of related transactions for which the Company or the Restricted Subsidiaries receive aggregate consideration of less than $350,000,
(ii) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company as permitted under "-- Certain Covenants -- Merger, Consolidation and Sale of Assets" (iii) disposals or replacements of obsolete equipment in the ordinary course of business and (iv) the sale, lease, conveyance, disposition or other transfer by the Company or any Restricted Subsidiary of assets or property to one or more Restricted Subsidiaries.

    "BOARD OF DIRECTORS" means, as to any Person, the board of directors of such Person or any duly authorized committee thereof.

    "BOARD RESOLUTION" means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

    "CAPITALIZED LEASE OBLIGATION" means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP, and the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

    "CAPITAL STOCK" means (a) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person and (b) with respect to any Person that is not a corporation, any and all partnership or other equity interests of such Person.

    "CASH EQUIVALENTS" means (a) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof; (b) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor's Corporation ("S&P") or Moody's Investors Service, Inc. ("Moody's"); (c) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody's; (d) certificates of deposit or bankers' acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any United States branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $250,000,000; (e) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (a) above entered into with any bank meeting the qualifications specified in clause (d) above; and (f) investments in money market funds which invest substantially all their assets in securities of the types described in clauses (a) through (e) of this definition.

    "CHANGE OF CONTROL" means the occurrence of one or more of the following events: (a) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company or Holdings to any Person or group of related Persons for purposes of
Section 13(d) of the Exchange Act (a "Group") (whether or not otherwise in compliance with the provisions of the Indenture) other than Permitted Holder(s);
(b) the approval by the holders of Capital Stock of the Company or Holdings, as the case may be, of any plan or proposal for the liquidation or dissolution of the Company or Holdings, as the case may be, (whether or not otherwise in compliance with the provisions of the Indenture); (c) any Person or Group (other than the Permitted Holders(s)) shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Capital Stock of the Company or Holdings; or (d) the replacement of a majority of the Board of Directors of the Company or Holdings over a two-year period from the directors who constituted the Board of Directors of the Company or Holdings, as the case may be, at the beginning of such period, and such replacement shall not have been approved by a vote of at least a majority of the Board of Directors of the Company or Holdings, as the case may be, then still in office who either were members of such Board of Directors at the beginning of such period or whose election as a member of such Board of Directors was previously so approved.

    "CHANGE OF CONTROL OFFER" has the meaning set forth under "-- Change of Control."

    "CHANGE OF CONTROL PAYMENT DATE" has the meaning set forth under "-- Change of Control."

    "COMMON STOCK" of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person's common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

    "COMMISSION" means the Securities and Exchange Commission.

    "COMPANY" means National Fiberstok Corporation.

    "CONSOLIDATED EBITDA" means, for any period, the sum (without duplication) of (a) Consolidated Net Income and (b) to the extent Consolidated Net Income has been reduced thereby, (i) all income taxes of the Company and the Restricted Subsidiaries paid or accrued in accordance with GAAP for such period (other than income taxes attributable to extraordinary, unusual or nonrecurring gains or losses or taxes attributable to sales or dispositions outside the ordinary course of business), (ii) Consolidated Interest Expense and (iii) Consolidated Non-cash Charges, LESS any non-cash items increasing Consolidated Net Income for such period, all as determined on a consolidated basis for the Company and the Restricted Subsidiaries in accordance with GAAP.

    "CONSOLIDATED FIXED CHARGE COVERAGE RATIO" means, with respect to the Company, the ratio of Consolidated EBITDA of the Company during the four full fiscal quarters (the "Four Quarter Period") ending on or prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (the "Transaction Date") to Consolidated Fixed Charges of the Company for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, "Consolidated EBITDA" and "Consolidated Fixed Charges" shall be calculated after giving effect on a PRO FORMA (including any PRO FORMA expense and cost reductions calculated on a basis consistent with Regulation S-X under the Securities Act) basis for the period of such calculation to (a) the incurrence or repayment of any Indebtedness of the Company or any of the Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period and (b) any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of the Company or one of the Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any Consolidated EBITDA attributable to the assets which are the subject of the Asset Acquisition or Asset Sale during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period. If the Company or any of the Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if the Company or the Restricted Subsidiary, as the case may be, had directly incurred or otherwise assumed such guaranteed Indebtedness. Furthermore, in calculating "Consolidated Fixed Charges" for purposes of determining the denominator (but not the numerator) of this "Consolidated Fixed

Charge Coverage Ratio," (i) interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate PER ANNUM equal to the rate of interest on such Indebtedness in effect on the Transaction Date; (ii) if interest on any Indebtedness actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four Quarter Period; and (iii) notwithstanding clause
(i) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate PER ANNUM resulting after giving effect to the operation of such agreements.

    "CONSOLIDATED FIXED CHARGES" means, with respect to the Company for any period, the sum, without duplication, of (a) Consolidated Interest Expense (including any premium or penalty paid in connection with redeeming or retiring Indebtedness of the Company and the Restricted Subsidiaries prior to the stated maturity thereof pursuant to the agreements governing such Indebtedness), plus
(b) the product of (i) the amount of all dividend payments on the Holdings Preferred Stock and any series of Preferred Stock of the Company (other than dividends paid in Qualified Capital Stock) paid, accrued or scheduled to be paid or accrued during such period times (ii) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local income tax rate of such Person, expressed as a decimal.

    "CONSOLIDATED INTEREST EXPENSE" means, with respect to the Company for any period, the sum of, without duplication: (a) the aggregate of the interest expense of the Company and the Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, including without limitation, (i) any amortization of original issue discount, (ii) the net costs under Interest Swap Obligations, (iii) all capitalized interest and (iv) the interest portion of any deferred payment obligation; and (b) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by the Company and the Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP.

    "CONSOLIDATED NET INCOME" means, with respect to the Company for any period, the aggregate net income (or loss) of the Company and the Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; PROVIDED that there shall be excluded therefrom (a) after-tax gains from Asset Sales or abandonments or reserves relating thereto, (b) after-tax items classified as extraordinary or nonrecurring gains, (c) the net income of any Person acquired in a "pooling of interests" transaction accrued prior to the date it becomes a Restricted Subsidiary or is merged or consolidated with the Company or any Restricted Subsidiary, (d) the net income (but not loss) of any Restricted Subsidiary to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is restricted by a contract, operation of law or otherwise, (e) the net income of any Person, other than a Restricted Subsidiary, except to the extent of cash dividends or distributions paid to the Company or to a Restricted Subsidiary by such Person,
(f) income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued), and (g) in the case of a successor to the Company by consolidation or merger or as a transferee of the Company's assets, any net income (or loss) of the successor corporation prior to such consolidation, merger or transfer of assets.

    "CONSOLIDATED NET WORTH" of any Person means the consolidated stockholders' equity of such Person, determined on a consolidated basis in accordance with GAAP, less (without duplication) amounts attributable to Disqualified Capital Stock of such Person; PROVIDED that the Consolidated Net Worth of any Person shall exclude the effect of any non-cash charges relating the acceleration of stock options or similar securities of such Person or another Person with which such Person is merged or consolidated.

    "CONSOLIDATED NON-CASH CHARGES" means, with respect to the Company, for any period, the aggregate depreciation, amortization and other non-cash expenses of the Company and the Restricted Subsidiaries reducing Consolidated Net Income of the Company for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charges constituting an extraordinary item or loss or any such charge which requires an accrual of or a reserve for cash charges for any future period).

    "COVENANT DEFEASANCE" has the meaning set forth under "-- Legal Defeasance and Covenant Defeasance."

    "DEFAULT" means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

    "DESIGNATION" has the meaning set forth under "-- Certain Covenants -- Limitation on Designations of Unrestricted Subsidiaries."

    "DESIGNATION AMOUNT" has the meaning  set forth under "-- Certain  Covenants
- -- Limitation on Designations of Unrestricted Subsidiaries."

    "DISQUALIFIED CAPITAL STOCK" means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof on or prior to the final maturity date of the Notes.

    "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

    "FAIR MARKET VALUE" means, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value shall be determined by the Board of Directors of the Company acting reasonably and in good faith and shall be evidenced by a Board Resolution of the Company delivered to the Trustee.

    "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Issue Date.

    "GUARANTOR" means (a) each of the Company's Subsidiaries as of the Issue Date and (b) each of the Company's Subsidiaries that in the future executes a supplemental indenture in which such Subsidiary agrees to be bound by the terms of the Indenture as a Guarantor; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its Guarantee is released in accordance with the terms of the Indenture.

    "HOLDINGS" has the meaning set forth under "-- Redemption -- Optional Redemption upon Public Equity Offerings."

    "HOLDINGS PREFERRED STOCK" means the $10.0 million aggregate liquidation preference of 9.0% Preferred Stock of Holdings issued on the Issue Date.

    "INCUR" has the meaning set forth under "-- Certain Covenants -- Limitation on Incurrence of Additional Indebtedness."

    "INDEBTEDNESS" means with respect to any Person, without duplication, (a) all Obligations of such Person for borrowed money, (b) all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (c) all Capitalized Lease Obligations of such Person, (d) all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business that are not overdue by 120 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted), (e) all Obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, (f) guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (a) through (e) above and clause (h) below,
(g) all Obligations of any other Person of the type referred to in clauses (a) through (f) above which are secured by any Lien on any property or asset of such Person, the amount of such Obligation being deemed to be the lesser of the fair market value of such property or asset or the amount of the Obligation so secured, (h) all Obligations under currency agreements and interest swap agreements of such Person and (i) all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price. For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the Company.

    "INDEPENDENT FINANCIAL ADVISOR" means a firm (a) which does not, and whose directors, officers and employees or Affiliates do not, have a direct or indirect material financial interest in the Company and (b) which, in the judgment of the Board of Directors of the Company, is otherwise independent and qualified to perform the task for which it is to be engaged.

    "INITIAL PURCHASERS" means, collectively, BT Securities Corporation and Donaldson, Lufkin & Jenrette Securities Corporation.

    "INTEREST SWAP OBLIGATIONS" means the obligations of any Person pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

    "INVESTMENT" means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any Person. "Investment" shall exclude extensions of trade credit by the Company and the Restricted Subsidiaries on commercially reasonable terms in accordance with normal trade practices of the Company or such Restricted Subsidiary, as the case may be. If the Company or any Restricted Subsidiary sells or otherwise disposes of any Capital Stock of any Restricted Subsidiary such that, after giving effect to any such sale or disposition, it ceases to be a Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Capital Stock of such Restricted Subsidiary not sold or disposed of.

    "ISSUE DATE" means the date of original issuance of the Notes.

    "LEGAL DEFEASANCE" has the meaning set forth under "-- Legal Defeasance and Covenant Defeasance."

    "LIEN" means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

    "MDC  ENTITIES"  means  collectively McCown  DeLeeuw  & Co.  II,  LP, McCown
DeLeeuw Associates, LP and MDC/JAF CO Vendors, LP and any of their respective Affiliates.

    "NET CASH PROCEEDS" means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (other than the portion of any such deferred payment constituting interest) received by the Company or any of the Restricted Subsidiaries from such Asset Sale net of
(a) reasonable out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions), (b) taxes paid or payable after taking into account any reduction in consolidated tax liability due to available tax credits or deductions and any tax sharing arrangements, (c) repayment of Indebtedness that is required to be repaid in connection with such Asset

Sale and (d) appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any post closing adjustments or liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale.

    "NET PROCEEDS OFFER" has the meaning  set forth under "-- Certain  Covenants
- -- Limitation on Asset Sales."

    "NET PROCEEDS OFFER AMOUNT" has the meaning set forth under "-- Certain Covenants -- Limitation on Asset Sales."

    "NET PROCEEDS OFFER PAYMENT DATE" has the meaning set forth under "-- Certain Covenants -- Limitation on Asset Sales."

    "NET PROCEEDS OFFER TRIGGER DATE" has the meaning set forth under "-- Certain Covenants -- Limitation on Asset Sales."

    "OBLIGATIONS" means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

    "PARENT CAPITAL CONTRIBUTION" means the equity capital contribution of approximately $7.4 million made by Holdings to the Company on the Issue Date with a portion of the proceeds from the issuance of the Holdings Preferred Stock.

    "PERMITTED HOLDER" means each of the general partners of MDC Management Company II, LP, MDC Management Company IIE, LP and MDC Management Company IIA, LP and any Person controlled by one or more of such general partners.

    "PERMITTED INDEBTEDNESS" means, without duplication, each of the following:

         (a)
       Indebtedness under the Notes, the Indenture and the Guarantees;

         (b)
       Indebtedness incurred pursuant to the Revolving Credit Facility in an aggregate principal amount at any time outstanding not to exceed the greater of (i) the sum of (x) 80.0% of the net book value of accounts receivable of the Company and its Restricted Subsidiaries and (y) 60.0% of the net book value of the inventory of the Company and its Restricted Subsidiaries and (ii) $20.0 million, in each case, reduced by any required permanent repayments (which are accompanied by a corresponding permanent commitment reduction) thereunder;

         (c)
       Interest Swap Obligations of the Company or a Guarantor covering Indebtedness of the Company or any of the Restricted Subsidiaries and
Interest Swap Obligations of any Restricted Subsidiary (other than a Guarantor) covering Indebtedness of such Restricted Subsidiary; PROVIDED, HOWEVER, that such Interest Swap Obligations are entered into to protect the Company and the Restricted Subsidiaries from fluctuations in interest rates on Indebtedness incurred in accordance with the Indenture to the extent the notional principal amount of such Interest Swap Obligation does not exceed the principal amount of the Indebtedness to which such Interest Swap Obligation relates;

         (d)
       Indebtedness of a Restricted Subsidiary to the Company or to another Restricted Subsidiary for so long as such Indebtedness is held by the
Company or a Restricted Subsidiary, in each case subject to no Lien held by a Person other than the Company or a Restricted Subsidiary; provided that if as of any date any Person other than the Company or a Restricted Subsidiary owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness by the issuer of such Indebtedness;

         (e)
       Indebtedness of the Company to a Restricted Subsidiary for so long as such Indebtedness is held by a Restricted Subsidiary, in each case subject to no Lien; PROVIDED that (i) any Indebtedness of the Company to any Restricted Subsidiary that is not a Guarantor is unsecured and subordinated, pursuant to a written agreement, to the Company's obligations under the Indenture and the Notes and
(ii) if as of any date any Person other than a Restricted Subsidiary owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness by the Company;

         (f)
       Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; PROVIDED, HOWEVER, that such Indebtedness is extinguished within two business days of incurrence;

         (g)
       Indebtedness of the Company or any of the Restricted Subsidiaries represented by letters of credit for the account of the Company or such
Restricted Subsidiary, as the case may be, in order to provide security for workers' compensation claims, payment obligations in connection with self-insurance or similar requirements in the ordinary course of business;

         (h)
       Refinancing Indebtedness;

         (i)
       Capitalized  Lease Obligations  of the  Company outstanding  on the Issue
       Date;

         (j)
       Capitalized Lease Obligations and Purchase Money Indebtedness of the Company or any of the Restricted Subsidiaries (and any refinancings thereof) not to exceed $7.5 million at any one time outstanding; and

         (k)
       additional Indebtedness of the Company or any of the Guarantors in an aggregate principal amount not to exceed $5.0 million at any one time outstanding (which Indebtedness may, but need not, be incurred under the Revolving Credit Facility).

    "PERMITTED INVESTMENTS" means (a) Investments by the Company or any Restricted Subsidiary in any Person that is or will become immediately after such Investment a Restricted Subsidiary or that will merge or consolidate into the Company or a Restricted Subsidiary, (b) Investments in the Company by any Restricted Subsidiary; PROVIDED that any Indebtedness evidencing any such Investment held by a Restricted Subsidiary that is not a Guarantor is unsecured and subordinated, pursuant to a written agreement, to the Company's obligations under the Notes and the Indenture; (c) investments in cash and Cash Equivalents;
(d) loans and advances to employees and officers of the Company or any of the Restricted Subsidiaries in the ordinary course of business for bona fide business purposes not in excess of $1.0 million at any one time outstanding; (e) Interest Swap Obligations entered into in the ordinary course of the Company's or the Restricted Subsidiaries' businesses and otherwise in compliance with the Indenture; (f) Investments in Unrestricted Subsidiaries not to exceed $1.5 million at any one time outstanding; (g) Investments in Persons other than Subsidiaries not to exceed $500,000 at any one time outstanding; (h) Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers; and (i) Investments made by the Company or the Restricted Subsidiaries as a result of consideration received in connection with an Asset Sale made in compliance with the covenant described under "-- Certain Covenants -- Limitation on Asset Sales" covenant.

    "PERMITTED LIENS" means the following types of Liens:

         (a)
       Liens for taxes, assessments or governmental charges or claims either (i) not delinquent or (ii) contested in good faith by appropriate proceedings and as to which the Company or a Restricted Subsidiary, as the case may be, shall have set aside on its books such reserves as may be required pursuant to GAAP;

         (b)
       statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

         (c)
       Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

         (d)
       judgment Liens not giving rise to an Event of Default;

         (e)
       easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of the Company or any of the Restricted Subsidiaries;

         (f)
       any interest or title of a lessor under any Capitalized Lease Obligation; provided that such Liens do not extend to any property or assets which is not leased property subject to such Capitalized Lease Obligation;

         (g)
       Liens securing Purchase Money Indebtedness of the Company or any Restricted Subsidiary; PROVIDED, HOWEVER, that (i) the Purchase Money
Indebtedness shall not be secured by any property or assets of the Company or any Restricted Subsidiary other than the property and assets so acquired and
(ii) the Lien securing such Indebtedness shall be created within 90 days of such acquisition;

         (h)
       Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

         (i)
       Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the
Company or any of the Restricted Subsidiaries, including rights of offset and set-off;

         (j)
       Liens securing Interest Swap Obligations which Interest Swap Obligations relate to Indebtedness that is otherwise permitted under the Indenture;

         (k)
       Lien on accounts receivable, inventory, patents, trademarks and other intangibles and proceeds thereof of the Company and the Restricted
Subsidiaries securing Indebtedness under the Revolving Credit Facility; and

         (l)
       Liens securing Acquired Indebtedness incurred in accordance with the covenant described under "-- Certain Covenants -- Limitation on
Incurrence of Additional Indebtedness;" PROVIDED that (i) such Liens secured such Acquired Indebtedness at the time of and prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary and were not granted in connection with, or in anticipation of, the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary and (ii) such Liens do not extend to or cover any property or assets of the Company or of any of the Restricted Subsidiaries other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of the Company or a Restricted Subsidiary and are no more favorable to the lienholders than those securing the Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary.

    "PERSON" means an individual, partnership, corporation, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

    "PREFERRED STOCK" of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

    "PUBLIC EQUITY OFFERING" has the meaning set forth under "-- Redemption -- Optional Redemption upon Public Equity Offerings."

    "PURCHASE MONEY INDEBTEDNESS" means Indebtedness the net proceeds of which are used for the purchase of property or assets acquired in the normal course of business by the Person incurring such Indebtedness.

    "QUALIFIED CAPITAL STOCK" means any Capital Stock that is not Disqualified Capital Stock.

    "REFERENCE DATE" has the meaning set forth under "-- Certain Covenants -- Limitation on Restricted Payments."

    "REFINANCE" means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. "Refinanced" and "Refinancing" shall have correlative meanings.

    "REFINANCING INDEBTEDNESS" means any Refinancing by the Company or any Restricted Subsidiary of the Company of Indebtedness incurred in accordance with the covenant described under "-- Certain Covenants -- Limitation on Incurrence of Additional Indebtedness" covenant (other than pursuant to clause (b), (c), (d), (e), (f), (g), (j) or (k) of the definition of Permitted Indebtedness), in each case that does not (i) result in an increase in the aggregate principal amount of Indebtedness of such Person as of the date of such proposed Refinancing (plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of reasonable expenses incurred by the Company and the Restricted Subsidiaries in connection with such Refinancing) or (ii) create Indebtedness with (x) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced or (y) a final maturity earlier than the final maturity of the Indebtedness being Refinanced; PROVIDED that (1) if such Indebtedness being Refinanced is Indebtedness of the Company or a Guarantor, then such Refinancing Indebtedness shall be Indebtedness solely of the Company and/or such Guarantor and (2) if such Indebtedness being Refinanced is subordinate or junior to the Notes or a Guarantee, then such Refinancing Indebtedness shall be subordinate to the Notes or such Guarantee, as the case may be, at least to the same extent and in the same manner as the Indebtedness being Refinanced.

    "REGISTRATION RIGHTS AGREEMENT" means the Registration Rights Agreement dated as of the Issue Date among the Company, the Guarantors and the Initial Purchasers.

    "REPLACEMENT ASSETS" has the meaning  set forth under "-- Certain  Covenants
- -- Limitation on Asset Sales."

    "RESTRICTED  PAYMENT" has the meaning set  forth under "-- Certain Covenants
- -- Limitation on Restricted Payments."

    "RESTRICTED SUBSIDIARY" means any Subsidiary of the Company that has not been designated by the Board of Directors of the Company, by a Board Resolution delivered to the Trustee, as an Unrestricted Subsidiary pursuant to and in compliance with the covenant described under "-- Certain Covenants -- Limitation on Designations of Unrestricted Subsidiaries." Any such Designation may be revoked by a Board Resolution of the Company delivered to the Trustee, subject to the provisions of such covenant.

    "REVOCATION" has the meaning set forth under "-- Certain Covenants -- Limitation on Designations of Unrestricted Subsidiaries."

    "REVOLVING CREDIT FACILITY" means the Credit Agreement dated as of June 28, 1996, between the Company, one or more of the Guarantors and Heller Financial, Inc., together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings thereunder (PROVIDED that such increase in borrowings is permitted by the covenant described under "-- Certain Covenants -- Limitation on Incurrence of Additional Indebtedness") or adding Subsidiaries of the Company as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

    "SALE AND LEASEBACK TRANSACTION" means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to the Company or a Restricted Subsidiary of any property, whether owned by the Company or any Restricted Subsidiary at the Issue Date or later acquired,

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which has been or is to be sold or transferred by the Company or such Restricted
Subsidiary to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such property.

    "SECURITY DOCUMENTS" means, collectively, each of the securities pledge agreements between the Company or one of its Subsidiaries, as the case may be, and the Trustee pursuant to which capital stock of the Guarantors will be pledged to secure the Notes in accordance with the provisions of the Indenture and all other instruments evidencing or creating any security interest in favor of the Trustee for the benefit of the Holders, as the same may be amended from time to time in accordance with their terms.

    "SIGNIFICANT SUBSIDIARY" shall have the meaning set forth in Rule 1.02(v) of Regulation S-X under the Securities Act.

    "SUBSIDIARY", with respect to any Person, means (a) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person or (b) any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

    "SURVIVING ENTITY" has the meaning set forth under "-- Certain Covenants -- Merger, Consolidation and Sale of Assets."

    "UNRESTRICTED SUBSIDIARY" means any Subsidiary of the Company designated as such pursuant to and in compliance with the covenant described under "-- Certain Covenants -- Limitation on Designations of Unrestricted Subsidiaries." Any such designation may be revoked by a Board Resolution of the Company delivered to the Trustee, subject to the provisions of such covenant.

    "WEIGHTED AVERAGE LIFE TO MATURITY" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the then outstanding aggregate principal amount of such Indebtedness into (b) the sum of the total of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

    "WHOLLY OWNED RESTRICTED SUBSIDIARY" means any Restricted Subsidiary of which all the outstanding voting securities (other than in the case of a foreign Restricted Subsidiary, directors' qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by the Company or another Wholly Owned Restricted Subsidiary.

                         OLD NOTES REGISTRATION RIGHTS

    Pursuant to the Registration Rights Agreement, NFC and the Guarantors have agreed to file with the Commission the Exchange Offer Registration Statement on an appropriate form under the Securities Act with respect to an offer to exchange the Old Notes for the New Notes. Upon the effectiveness of the Exchange Offer Registration Statement, NFC will offer to the holders of Old Notes who are able to make certain representations the opportunity to exchange their Old Notes for New Notes. If (a) NFC is not permitted to file the Exchange Offer Registration Statement or to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or Commission policy or (b) any holder of Old Notes notifies NFC on or prior to the 30th day following the Issue Date that (i) due to a change in applicable law or policy it is not entitled to participate in the Exchange Offer, (ii) due to a change in applicable law or policy it may not resell the New Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales by such holder or (iii) it owns Old Notes acquired directly from NFC or an affiliate of NFC, NFC and the Guarantors will file with the Commission the Shelf Registration Statement to cover resales of each Transfer Restricted Note (as defined) by the holder thereof. NFC and the Guarantors will use their best efforts to cause the applicable registration statement to be declared effective as promptly as possible by the Commission. For purposes of the foregoing, a "Transfer Restricted Note" means each Old

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Note until (a) the date  on which such Old Note  has been exchanged by a  person other than a broker-dealer for a New Note in the Exchange Offer, (b) following the exchange by a broker-dealer in the Exchange Offer of an Old Note for a New Note, the date on which such Old Note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the Exchange Offer Registration Statement, (c) the date on which such New Note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement, (d) the day on which such Old Note is eligible for sale to the public without volume or manner of sale restrictions under Rule 144(k) under the Securities Act, or (e) such Old Note ceases to be outstanding.

    Under existing Commission interpretations, the New Notes would, in general, be freely transferable after the Exchange Offer without further registration under the Securities Act; provided that in the case of broker-dealers participating in the Exchange Offer, a prospectus meeting the requirements of the Securities Act will be delivered upon resale by such broker-dealer in connection with resales of the New Notes. NFC and the Guarantors have agreed, for a period of 180 days after consummation of the Exchange Offer, to make available a prospectus meeting the requirements of the Securities Act to any such broker-dealer for use in connection with any resale of any New Notes acquired in the Exchange Offer. A broker-dealer which delivers such a prospectus to purchasers in connection with such resales will be subject to certain of the civil liability provisions under the Securities Act and will be bound by the provisions of the Registration Rights Agreement (including certain indemnification rights and obligations).

    Each holder of Notes who wishes to exchange such Old Notes for New Notes in the Exchange Offer will be required to make certain representations, including representations that (a) any New Notes to be received by it will be acquired in the ordinary course of its business, (b) it has no arrangement with any person to participate in the distribution of the New Notes and (c) it is not an "affiliate," as defined in Rule 405 of the Securities Act, of NFC, or, if it is an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

    If the holder is not a broker-dealer, it will be required to represent that it is not engaged in, and does not intend to engage in, the distribution of the New Notes. If the holder is a broker-dealer that will receive New Notes for its own account in exchange for Old Notes that were acquired as a result of market-making activities or other trading activities, it will be required to acknowledge that it will deliver a prospectus in connection with any resale of such New Notes.

    The Registration Rights Agreement provides that: (a) unless the Exchange Offer would not be permitted by applicable law or Commission policy, NFC and the Guarantors will file the Exchange Offer Registration Statement with the Commission on or prior to the 30th day after the Issue Date, (b) unless the Exchange Offer would not be permitted by applicable law or Commission policy, NFC and the Guarantors will use their best efforts to have the Exchange Offer Registration Statement declared effective by the Commission on or prior to the 120th day after the Issue Date, (c) unless the Exchange Offer would not be permitted by applicable law or Commission policy, NFC will commence the Exchange Offer and use its best efforts to issue, on or prior to 20 business days after the date on which the Exchange Offer Registration Statement was declared effective by the Commission, New Notes in exchange for all Old Notes tendered prior thereto in the Exchange Offer and (d) if obligated to file the Shelf Registration Statement, NFC and the Guarantors will file the Shelf Registration Statement prior to the later of (i) 60 days after the Issue Date or (ii) 30 days after such filing obligation arises and use their best efforts to cause the Shelf Registration Statement to be declared effective by the Commission on or prior to 90 days after the filing thereof; PROVIDED that if NFC has not commenced the Exchange Offer within 120 days of the Issue Date, NFC and the Guarantors will file the Shelf Registration with the Commission on or prior to the 121st day after the Issue Date. NFC and the Guarantors shall use their best efforts to keep such Shelf Registration Statement continuously effective, supplemented and amended until the third anniversary of the Issue Date or such shorter prior that will terminate when all the Transfer Restricted Notes covered by the Shelf Registration Statement have been sold pursuant thereto.

    If (a) NFC fails to file any of the registration statements required by the Registration Rights Agreement on or before the date specified for such filing,
(b) any of such registration statements are not declared

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
effective by the Commission on or prior to the date specified for such effectiveness (the "Effectiveness Target Date"), (c) NFC fails to consummate the Exchange Offer within 20 business days of the Effectiveness Target Date with respect to the Exchange Offer Registration Statement, or (d) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter, subject to certain exceptions, ceases to be effective or usable in connection with the Exchange Offer or resales of Transfer
Restricted Notes, as the case may be, during the periods specified in the Registration Rights Agreement (each such event referred to in clauses (a) through (d) above, a "Registration Default"), then the interest rate on Transfer Restricted Notes will increase ("Additional Interest"), with respect to the first 90-day period immediately following the occurrence of such Registration Default by 0.5% PER ANNUM and will increase by an additional 0.5% per annum with respect to each subsequent 90-day period until such Registration Default has been cured, up to a maximum amount of 1.0% PER ANNUM. Following the cure of all Registration Defaults, the accrual of Additional Interest will cease and the interest rate will revert to the original rate.

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
                  CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

    The following summary of the material anticipated federal income tax consequences of the issuance of New Notes and the Exchange Offer is based upon the provisions of the Internal Revenue Code of 1986, as amended, the final, temporary and proposed regulations promulgated thereunder, and administrative rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. The following summary is not binding on the Internal Revenue Service ("IRS") and there can be no assurance that the IRS will take a similar view with respect to the tax consequences described below. No ruling has been or will be requested by the Company from the IRS on any tax matters relating to the New Notes or the Exchange Offer. This discussion is for general information only and does not purport to address all of the possible federal income tax consequences or any state, local or foreign tax consequences of the acquisition, ownership and disposition of the Old Notes, the New Notes or the Exchange Offer. It is limited to investors who will hold the Old Notes and the New Notes as capital assets and does not address the federal income tax consequences that may be relevant to particular investors in light of their unique circumstances or to certain types of investors (such as dealers in securities, insurance companies, financial institutions, foreign corporations, partnerships, trusts, nonresident individuals, and tax-exempt entities) who may be subject to special treatment under federal income tax laws.

INDEBTEDNESS

    The Old Notes and the New Notes should be treated as indebtedness of the Company. In the unlikely event the Old Notes or the New Notes were treated as equity, the amount treated as a distribution on any such Old Note or New Note would first be taxable to the holder as dividend income to the extent of the Company's current and accumulated earnings and profits, and would next be treated as a return of capital to the extent of the holder's tax basis in the Old Notes or New Notes, with any remaining amount treated as a gain from the sale of an Old Note or a New Note. In addition, in the event of equity treatment, amounts received in retirement of an Old Note or a New Note might in certain circumstances be treated as a dividend, and the Company could not deduct amounts paid as interest on such Old Notes or New Notes. The remainder of this discussion assumes that the Old Notes and the New Notes will constitute indebtedness.

EXCHANGE OFFER

    The exchange of the Old Notes for New Notes pursuant to the Exchange Offer should not be treated as an "exchange" because the New Notes should not be considered to differ materially in kind or extent from the Old Notes. Rather, the New Notes received by a holder of the Old Notes should be treated as a continuation of the Old Notes in the hands of such holder. As a result, there should be no federal income tax consequences to holders exchanging the Old Notes for the New Notes pursuant to the Exchange Offer, and the holding period of New Notes in the hands of a holder should include the holding period of the Old Notes exchanged into such New Notes.

INTEREST

    A holder of an Old Note or a New Note will be required to report stated interest on the Old Note and the New Note as interest income in accordance with the holder's method of accounting for tax purposes. Because the Old Notes were issued at par there is no original issue discount pursuant to the de minimis exception to the "original issue discount" rules.

TAX BASIS IN OLD NOTES AND NEW NOTES

    A holder's tax basis in an Old Note will generally be the holder's purchase price for the Old Note. If a holder of an Old Note exchanges the Old Note for a New Note pursuant to the Exchange Offer, the tax basis of the New Note immediately after such exchange should equal the holder's tax basis in the Old
Note immediately prior to the exchange.

DISPOSITION OF OLD NOTES OR NEW NOTES

    The sale, exchange, redemption or other disposition of an Old Note or a New Note, except in the case of an exchange pursuant to the Exchange Offer (see the above discussion), generally will be a taxable event. A holder generally will recognize gain or loss equal to the difference between (i) the amount of cash plus the fair market value of any property received upon such sale, exchange, redemption or other taxable disposition

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
of the Old Note or the New Note (except to the extent attributable to accrued interest) and (ii) the holder's adjusted tax basis in such debt instrument. Such gain or loss will be capital gain or loss, and will be long term if the Old Notes or the New Notes have been held for more than one year at the time of the sale or other disposition.

PURCHASERS OF OLD NOTES AT OTHER THAN ORIGINAL ISSUANCE PRICE

    The foregoing does not discuss special rules which may affect the treatment of purchasers that acquired Old Notes other than at par, including those provisions of the Internal Revenue Code relating to the treatment of "market discount," and "amortizable bond premium." Any such purchaser should consult its tax advisor as to the consequences to him of the acquisition, ownership, and disposition of Old Notes.

BACKUP WITHHOLDING

    Unless a holder provides its correct taxpayer identification number (employer identification number or social security number) to the Company and certifies that such number is correct, generally under the federal income tax backup withholding rules, 31% of (1) the interest paid on the Old Notes and the New Notes, and (2) proceeds of sale of the Old Notes and the New Notes, must be withheld and remitted to the United States Treasury. Therefore, each holder should complete and sign the Substitute Form W-9 included so as to provide the information and certification necessary to avoid backup withholding. However, certain holders (including, among others, certain foreign individuals) are not subject to these backup withholding and reporting requirements. For a foreign individual holder to qualify as an exempt foreign recipient, that holder must submit a statement, signed under penalties of perjury, attesting to that individual's exempt foreign status. Such statements can be obtained from the Company. For further information concerning backup withholding and instructions for completing the Substitute Form W-9 (including how to obtain a taxpayer identification number if you do not have one and how to complete the Substitute Form W-9 if the Old Notes are held in more than one name), contact the Company's assistant Secretary, 5775 Peachtree Dunwoody Road, Suite C150, Atlanta, GA 30342 or telephone number (404) 256-1123, Ext. 304.

    Backup withholding is not an additional federal income tax. Rather, the federal income tax liability of a person subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS.

                         BOOK-ENTRY; DELIVERY AND FORM

    The New Notes initially will be represented by a single, permanent global certificate in definitive, fully registered form (the "Global Note"). The Global Note will be deposited on the Closing Date with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of a nominee of DTC.

    THE GLOBAL NOTES. NFC expects that pursuant to procedures established by DTC (a) upon the issuance of the Global Notes, DTC or its custodian will credit, on its internal system, the principal amount of Notes of the individual beneficial interests represented by the Global Notes to the respective accounts of persons who have accounts with DTC and (b) ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of Participants (as defined herein)) and the records of Participants (with respect to interests of persons other than Participants). Such accounts initially will be designated by or on behalf of the Initial Purchasers and ownership of beneficial interests in the Global Notes will be limited to persons who have accounts with DTC ("Participants") or persons who hold interests through Participants. Interests in the Global Notes may be held directly through DTC, by Participants, or indirectly through organizations which are Participants.

    So long as DTC, or its nominee, is the registered owner or holder of the Global Notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the New Notes represented by such Global Notes for all purposes under the Indenture. No beneficial owner of an interest in any Global Notes will be able to transfer that interest except in accordance with DTC's procedures, in addition to those provided for under the Indenture.

    Payments of the principal of, premium, if any, and interest (including Additional Interest) on the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of

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NFC,  the Trustee or any paying agent  will have any responsibility or liability for any  aspect of  the  records relating  to or  payments  made on  account  of
beneficial   ownership  interests  in  the  Global  Notes  or  for  maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

    NFC expects that DTC or its nominee, upon receipt of any payment of principal, premium, if any, or interest (including Additional Interest) in respect of the Global Notes, will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC or its nominee. NFC also expects that payments by Participants to owners of benefits interests in the Global Notes held through such Participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such Participants.

    Transfers between Participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearinghouse funds. If a holder requires physical delivery of a Certificated Note for any reason, including to sell New Notes to persons in states which require physical delivery of the New Notes, or to pledge such securities, such holder must transfer its interest in a Global Note in accordance with the normal procedures of DTC and with the procedures set forth in the Indenture.

    DTC has advised NFC that it will take any action permitted to be taken by a holder of New Notes (including the presentation of New Notes for exchange as described below) only at the direction of one or more Participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of New Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Indenture, DTC will exchange the Global Notes in whole for Certificated Notes, which it will distribute to the Participants and which will be legended as set forth under the heading "Transfer Restrictions."

    DTC has advised NFC as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of
Section 17A of the Exchange Act. DTC was created to hold securities for Participants and facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes in accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants").

    Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among Participants, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither NFC nor the Trustee will have any responsibility for the performance by DTC or the Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

    CERTIFICATED NOTES. If DTC is at any time unwilling or unable to continue as a depositary for the Global Notes and a successor depositary is not appointed by NFC within 90 days, Certificated Notes will be issued in exchange for the Global Notes.

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                              PLAN OF DISTRIBUTION

    Based on interpretations by the Staff set forth in no-action letters issued to third parties, the Company believes that New Notes issued pursuant to the Exchange Offer in exchange for the Old Notes may be offered for resale, resold and otherwise transferred by holders thereof (other than any holder which is (i) an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act, (ii) a broker-dealer who acquired Notes directly from the Company or (iii) broker-dealers who acquired Notes as a result of market-making or other trading activities) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such New Notes are acquired in the ordinary course of such holders' business, and such holders are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such New Notes; provided that broker-dealers ("Participating Broker-Dealers") receiving New Notes in the Exchange Offer will be subject to a prospectus delivery requirement with respect to resales of such New Notes. To date, the Staff has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to transactions involving an exchange of securities such as the exchange pursuant to the Exchange Offer (other than a resale of an unsold allotment from the sale of the Old Notes to the Initial Purchasers) with the Prospectus, contained in the Exchange Offer Registration Statement. Pursuant to the Registration Rights Agreement, the Company has agreed to permit Participating Broker-Dealers and other persons, if any, subject to similar prospectus delivery requirements to use this Prospectus in connection with the resale of such New Notes. The Company and the Guarantors have agreed that, for a period of 180 days after the Expiration Date, they will make this Prospectus, and any amendment or supplement to this Prospectus, available to any broker-dealer that requests such documents in the Letter of Transmittal.

    Each holder of the Old Notes who wishes to exchange its Old Notes for New Notes in the Exchange Offer will be required to make certain representations to the Company as set forth in "The Exchange Offer -- Terms and Conditions of the Letter of Transmittal." In addition, each holder who is a broker-dealer and who receives New Notes for its own account in exchange for Old Notes that were acquired by it as a result of market-making activities or other trading activities, will be required to acknowledge that it will deliver a prospectus in connection with any resale by it of such New Notes.

    The Company will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

    The Company has agreed to pay all expenses incidental to the Exchange Offer other than commissions and concessions of any brokers or dealers and will indemnify holders of the Old Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act, as set forth in the Registration Rights Agreement.

                                    EXPERTS

    The NFC balance sheets as of December 31, 1994 and 1995 and the statements of operations, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1995 included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report with respect thereto, and are included herein on reliance upon the authority of said firm as experts in giving said report.

    The Transkrit consolidated balance sheets as of December 31, 1994 and 1995, and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995 have been included in this Prospectus and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, included herein, and upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

    The validity of the issuance of securities offered hereby will be passed upon for NFC by White & Case, New York, New York.

                         INDEX TO FINANCIAL STATEMENTS
                         NATIONAL FIBERSTOK CORPORATION

                                                                                                               PAGE
                                                                                                             ---------
Report of Independent Public Accountants...................................................................        F-2
Balance Sheets at December 31, 1994 and 1995 and March 31, 1996 (unaudited)................................        F-4
Statements of Operations for the years ended December 31, 1993, 1994 and 1995 and the three months ended
  March 31, 1995 and 1996 (unaudited)......................................................................        F-6
Statements of Stockholder's Equity for the years ended December 31, 1993, 1994 and 1995....................        F-7
Statements of Cash Flows for the years ended December 31, 1993, 1994 and 1995 and the three months ended
  March 31, 1995 and 1996 (unaudited)......................................................................        F-8
Notes to Financial Statements..............................................................................        F-9

                           TRANSKRIT AND SUBSIDIARIES

                                                                                                               PAGE
                                                                                                             ---------
Independent Auditors' Report...............................................................................       F-19
Consolidated Balance Sheets at December 31, 1994 and 1995
  and March 31, 1996 (unaudited)...........................................................................       F-20
Consolidated Statements of Income for the years ended December 31, 1993, 1994 and 1995 and the three months
  ended March 31, 1995 and 1996 (unaudited)................................................................       F-22
Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 1993, 1994 and
  1995 and for the three months ended March 31, 1996 (unaudited)...........................................       F-23
Consolidated Statements of Cash Flows for the years ended December 31, 1993, 1994 and 1995 and the three
  months ended March 31, 1995 and 1996 (unaudited).........................................................       F-24
Notes to Consolidated Financial Statements.................................................................       F-25

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholder of National Fiberstok
Corporation:

    We have audited the accompanying balance sheets of NATIONAL FIBERSTOK CORPORATION (a Delaware corporation) as of December 31, 1994 and 1995 and the related statements of operations, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Fiberstok Corporation as of December 31, 1994 and 1995 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                                             ARTHUR ANDERSEN LLP

Atlanta, Georgia
May 24, 1996

                 (This page has been left blank intentionally.)

                         NATIONAL FIBERSTOK CORPORATION
                                 BALANCE SHEETS
           DECEMBER 31, 1994 AND 1995 AND MARCH 31, 1996 (UNAUDITED)

                                     ASSETS

                                                                              DECEMBER 31
                                                                      ----------------------------
                                                                          1994           1995
                                                                      -------------  -------------  MARCH 31 1996
                                                                                                    -------------
                                                                                                     (UNAUDITED)
Current Assets:
  Cash..............................................................  $     283,322  $     444,422  $     384,039
  Accounts receivable, net of allowance for doubtful accounts of
   $141,841, $171,950, and $92,020, respectively....................      9,091,880      8,875,098      8,328,761
  Inventories.......................................................      5,733,570      5,591,888      4,799,818
  Other.............................................................        355,981        363,935        582,460
                                                                      -------------  -------------  -------------
        Total current assets........................................     15,464,753     15,275,343     14,095,078
                                                                      -------------  -------------  -------------
Property and Equipment:
  Land..............................................................        360,369        335,982        335,982
  Buildings.........................................................      1,759,649      1,762,147      1,762,147
  Machinery and equipment...........................................     10,982,694     11,247,136     11,359,923
  Office equipment..................................................        366,546        890,809        925,685
  Leasehold improvements............................................         53,547         70,290         77,096
  Construction in progress..........................................       --            1,383,915      3,520,502
                                                                      -------------  -------------  -------------
                                                                         13,522,805     15,690,279     17,981,335
  Less accumulated depreciation and amortization....................     (3,642,232)    (5,388,670)    (5,839,408)
                                                                      -------------  -------------  -------------
        Net property and equipment..................................      9,880,573     10,301,609     12,141,927
                                                                      -------------  -------------  -------------
Other Assets:
  Goodwill, net of accumulated amortization of $594,355, $830,468,
   and $889,496, respectively.......................................      8,382,301      8,146,188      8,087,160
  Covenants not to compete, net of accumulated amortization of
   $3,242,741, $4,667,741, and $5,018,783, respectively.............      2,407,292        982,292        631,250
  Deferred financing costs, net of accumulated amortization of
   $602,755, $833,339, and $883,409 respectively....................        819,038        588,454        538,384
  Prepaid pension cost (Note 8).....................................        742,126        922,436        847,400
  Deferred income taxes (Note 5)....................................       --            1,900,000      2,068,629
  Other.............................................................        140,519       --             --
                                                                      -------------  -------------  -------------
        Total other assets..........................................     12,491,276     12,539,370     12,172,823
                                                                      -------------  -------------  -------------
        Total assets................................................  $  37,836,602  $  38,116,322  $  38,409,828
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

      The accompanying notes are an integral part of these balance sheets.

                         NATIONAL FIBERSTOK CORPORATION
                                 BALANCE SHEETS
           DECEMBER 31, 1994 AND 1995 AND MARCH 31, 1996 (UNAUDITED)

                      LIABILITIES AND STOCKHOLDER'S EQUITY

                                                                              DECEMBER 31
                                                                      ----------------------------
                                                                          1994           1995
                                                                      -------------  -------------  MARCH 31 1996
                                                                                                    -------------
                                                                                                     (UNAUDITED)

Current Liabilities:
  Current portion of long-term debt.................................  $   1,473,064  $   2,105,935  $   2,052,903
  Bank overdraft....................................................       --            2,354,439      1,514,752
  Accounts payable..................................................      4,226,033      2,082,277      2,414,374
  Accrued expenses and other........................................      2,563,747      1,550,494      1,581,168
                                                                      -------------  -------------  -------------
    Total current liabilities.......................................      8,262,844      8,093,145      7,563,197
                                                                      -------------  -------------  -------------

Noncurrent Liabilities..............................................      1,930,517      1,883,713      1,556,451
                                                                      -------------  -------------  -------------

Long-Term Debt (Note 4):
  Long-term debt....................................................     10,322,488      9,847,535     11,092,480
  Revolving line of credit..........................................      7,000,000      7,050,000      7,200,000
  Subordinated debt.................................................      4,453,524      4,514,710      4,532,851
                                                                      -------------  -------------  -------------
    Total long-term debt............................................     21,776,012     21,412,245     22,825,331
                                                                      -------------  -------------  -------------

Commitments and Contingencies (Note 9)

Stockholder's Equity:
  Common stock, $.01 par value, 300,000 shares authorized, 283,807
   shares issued and outstanding....................................          2,838          2,838          2,838
  Additional paid-in capital........................................     14,532,070     14,532,070     14,532,070
  Accumulated deficit...............................................     (8,667,679)    (7,807,689)    (8,070,059)
                                                                      -------------  -------------  -------------
    Total stockholder's equity......................................      5,867,229      6,727,219      6,464,849
                                                                      -------------  -------------  -------------

    Total liabilities and stockholder's equity......................  $  37,836,602  $  38,116,322  $  38,409,828
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

      The accompanying notes are an integral part of these balance sheets.

                         NATIONAL FIBERSTOK CORPORATION
                            STATEMENTS OF OPERATIONS
             FOR THE YEARS ENDED DECEMBER 31, 1993, 1994, AND 1995
     AND THE THREE-MONTH PERIODS ENDED MARCH 31, 1995 AND 1996 (UNAUDITED)

                                                       DECEMBER 31                            MARCH 31
                                       -------------------------------------------  ----------------------------
                                           1993           1994           1995           1995           1996
                                       -------------  -------------  -------------  -------------  -------------
Net sales............................  $  64,544,948  $  65,998,093  $  71,257,112  $  17,777,445  $  17,097,178
Cost of products sold................     51,383,635     52,610,089     55,708,018     13,666,196     13,479,591
                                       -------------  -------------  -------------  -------------  -------------
Gross profit.........................     13,161,313     13,388,004     15,549,094      4,111,249      3,617,587
                                       -------------  -------------  -------------  -------------  -------------
Operating expenses:
  Selling............................      5,887,840      5,936,621      6,760,438      1,833,075      1,861,447
  General and administrative.........      5,401,862      4,777,837      4,833,618      1,274,573        951,325
  Amortization:
    Covenants not to compete.........      1,396,133      1,425,000      1,439,607        356,250        351,042
    Goodwill.........................        195,946        240,433        236,113         57,487         59,028
    Other............................         48,000         48,000        140,000         74,456         75,035
  Provision for plant shutdown.......      1,595,277             --             --             --             --
  Provision for building disposal....        656,000             --             --             --             --
                                       -------------  -------------  -------------  -------------  -------------
    Total operating expenses.........     15,181,058     12,427,891     13,409,776      3,595,841      3,297,877
                                       -------------  -------------  -------------  -------------  -------------
Income (loss) from operations........     (2,019,745)       960,113      2,139,318        515,408        319,710
Interest expense.....................      2,872,483      2,974,755      3,179,328        783,959        749,724
                                       -------------  -------------  -------------  -------------  -------------
Net loss before income taxes.........     (4,892,228)    (2,014,642)    (1,040,010)      (268,551)      (430,014)
Income tax benefit...................      1,342,723             --      1,900,000             --        167,644
                                       -------------  -------------  -------------  -------------  -------------
Net income (loss)....................  $  (3,549,505) $  (2,014,642) $     859,990  $    (268,551) $    (262,370)
                                       -------------  -------------  -------------  -------------  -------------
                                       -------------  -------------  -------------  -------------  -------------

        The accompanying notes are an integral part of these statements.

                         NATIONAL FIBERSTOK CORPORATION
                       STATEMENTS OF STOCKHOLDER'S EQUITY
             FOR THE YEARS ENDED DECEMBER 31, 1993, 1994, AND 1995

                                                 SHARES                  ADDITIONAL
                                                 COMMON      COMMON        PAID-IN      ACCUMULATED
                                                 STOCK        STOCK        CAPITAL        DEFICIT         TOTAL
                                               ----------  -----------  -------------  -------------  -------------
Balance, December 31, 1992...................     283,807   $   2,838   $  14,532,070  $  (3,103,532) $  11,431,376
Net loss.....................................      --          --            --           (3,549,505)    (3,549,505)
                                               ----------  -----------  -------------  -------------  -------------
Balance, December 31, 1993...................     283,807       2,838      14,532,070     (6,653,037)     7,881,871
Net loss.....................................      --          --            --           (2,014,642)    (2,014,642)
                                               ----------  -----------  -------------  -------------  -------------
Balance, December 31, 1994...................     283,807       2,838      14,532,070     (8,667,679)     5,867,229
Net income...................................      --          --            --              859,990        859,990
                                               ----------  -----------  -------------  -------------  -------------
Balance, December 31, 1995...................     283,807   $   2,838   $  14,532,070  $  (7,807,689) $   6,727,219
                                               ----------  -----------  -------------  -------------  -------------
                                               ----------  -----------  -------------  -------------  -------------

        The accompanying notes are an integral part of these statements.

                         NATIONAL FIBERSTOK CORPORATION
                            STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED DECEMBER 31, 1993, 1994, AND 1995
     AND THE THREE-MONTH PERIODS ENDED MARCH 31, 1995 AND 1996 (UNAUDITED)

                                                              DECEMBER 31
                                                   ----------------------------------
                                                      1993        1994        1995
                                                   ----------  ----------  ----------          MARCH 31
                                                                                       ------------------------
                                                                                          1995         1996
                                                                                       -----------  -----------
                                                                                       (UNAUDITED)  (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss) income..............................  $(3,549,505) $(2,014,642) $  859,990  $(268,551)  $(262,370)
                                                   ----------  ----------  ----------  -----------  -----------
  Adjustments to reconcile net (loss) income to
   net cash provided by operating activities:
    Depreciation and amortization................   3,521,041   3,685,439   4,004,992     888,513      910,878
    Provision for plant shutdown.................   1,595,277      --          --          --           --
    Provision for building disposal..............     656,000      --          --          --           --
    Provision for deferred income taxes..........  (1,342,723)     --      (1,900,000)     --         (168,629)
    Net gain on disposal of property and
     equipment...................................      --         (86,604)   (173,646)     --           --
    Amortization of prepaid pension asset........     172,184     (77,853)   (180,310)    (45,945)      75,036
    Imputed interest.............................     117,344     134,501     130,172      32,543       33,702
    Changes in operating assets and liabilities:
      Accounts receivable........................    (593,182) (1,117,611)    216,782      32,684      546,337
      Inventories................................     281,347    (459,217)    141,682    (295,771)     792,070
      Other assets...............................     348,879    (257,594) (1,137,177)   (303,384)    (218,525)
      Accounts payable and bank overdraft........    (522,834)  2,563,236     210,683     798,481     (507,590)
      Accrued expenses and other.................   1,163,032  (1,166,381) (1,165,768)   (251,247)    (307,335)
                                                   ----------  ----------  ----------  -----------  -----------
        Total adjustments........................   5,396,365   3,217,916     147,410     855,874    1,155,944
                                                   ----------  ----------  ----------  -----------  -----------
        Net cash provided by operating
         activities..............................   1,846,860   1,203,274   1,007,400     587,323      893,574
                                                   ----------  ----------  ----------  -----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment............  (1,179,251)   (940,387) (1,178,364)    (65,855)    (292,322)
  Proceeds from sale of property and equipment...      --         546,959     369,194      --           --
  Restricted certificate of deposit..............     125,000     125,000      --          --           --
  Cash paid for assets acquired..................    (229,000)     --          --          --           --
                                                   ----------  ----------  ----------  -----------  -----------
        Net cash used in investing activities....  (1,283,251)   (268,428)   (809,170)    (65,855)    (292,322)
                                                   ----------  ----------  ----------  -----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings on Term Loan B......................      --          --       1,000,000      --           --
  Payments on Term Loan A........................  (1,050,000) (1,250,000) (1,050,000)   (350,000)    (800,000)
  Payments on other long-term debt...............    (300,000)   (100,000)     --          --           --
  Payments on capital leases.....................      (7,924)     (8,206)    (37,130)     (7,522)     (11,635)
  Net borrowings (payments) on revolving line of
   credit........................................     200,000     500,000      50,000    (200,000)     150,000
                                                   ----------  ----------  ----------  -----------  -----------
        Net cash used in financing activities....  (1,157,924)   (858,206)    (37,130)   (557,522)    (661,635)
                                                   ----------  ----------  ----------  -----------  -----------
NET (DECREASE) INCREASE IN CASH..................    (594,315)     76,640     161,100     (36,054)     (60,383)
CASH, BEGINNING OF PERIOD........................     800,997     206,682     283,322     283,322      444,422
                                                   ----------  ----------  ----------  -----------  -----------
CASH, END OF PERIOD..............................  $  206,682  $  283,322  $  444,422   $ 247,268    $ 384,039
                                                   ----------  ----------  ----------  -----------  -----------
                                                   ----------  ----------  ----------  -----------  -----------
SUPPLEMENTAL DISCLOSURE OF CASH PAID FOR
 INTEREST........................................  $2,470,000  $2,412,000  $2,821,000
                                                   ----------  ----------  ----------
                                                   ----------  ----------  ----------

        The accompanying notes are an integral part of these statements.

                         NATIONAL FIBERSTOK CORPORATION
                         NOTES TO FINANCIAL STATEMENTS
           FOR THE YEARS ENDED DECEMBER 31, 1993, 1994, AND 1995 AND
       THE THREE-MONTH PERIODS ENDED MARCH 31, 1995 AND 1996 (UNAUDITED)

1.  BACKGROUND
    National Fiberstok Corporation ("NFC" or the "Company"), a wholly-owned subsidiary of DEC International, Inc. ("DEC"), manufactures and distributes a broad range of stationery products, including envelopes, catalog inserts, labels, and office supplies. The Company markets its products to customers throughout the United States through divisions in Roanoke, Virginia; Austell, Georgia; Louisville, Kentucky; Gainesville, Florida; and Greenville, South Carolina.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
CASH EQUIVALENTS

    For purposes of reporting cash flows, the Company considers all highly liquid investments, principally with an original maturity of 90 days or less, to be cash equivalents.

ACCOUNTS RECEIVABLE

    A summary of changes in the allowance for doubtful accounts is as follows:

                                                                                    YEAR ENDED DECEMBER 31,
                                                                              -----------------------------------
                                                                                 1993        1994         1995
                                                                              ----------  -----------  ----------
Balance, beginning of period................................................  $  237,330  $   148,084  $  141,841
Provisions..................................................................      --           83,602      78,089
Recoveries..................................................................       1,077       18,770      18,679
Write-offs..................................................................     (90,323)    (108,615)    (66,659)
                                                                              ----------  -----------  ----------
Balance, end of period......................................................  $  148,084  $   141,841  $  171,950
                                                                              ----------  -----------  ----------
                                                                              ----------  -----------  ----------

INVENTORIES

    Inventories are stated at the lower of cost or market. Costs of raw materials are determined using the first-in, first-out ("FIFO") method. Costs of work in process, finished goods, and customized stock (net of an obsolescence reserve) are determined using the average cost (which approximates FIFO) or FIFO method.

    Inventories consist of the following:

                                                                                 DECEMBER 31,          MARCH 31,
                                                                          --------------------------  ------------
                                                                              1994          1995          1996
                                                                          ------------  ------------  ------------
Raw materials...........................................................  $  3,342,522  $  2,764,452  $  2,448,455
Work in process.........................................................       799,460       968,671       582,797
Finished goods..........................................................       414,393       556,649       573,439
Customized stock........................................................     1,177,195     1,302,116     1,195,127
                                                                          ------------  ------------  ------------
                                                                          $  5,733,570  $  5,591,888  $  4,799,818
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

PROPERTY AND EQUIPMENT

    Property and equipment are recorded at cost and are depreciated using the straight-line method over the following lives:

Buildings.....................................................................      30 years
Machinery and equipment.......................................................  5 to 7 years
Office equipment..............................................................  4 to 5 years
                                                                                     4 to 30
Leasehold improvements........................................................         years

    Leasehold improvements are depreciated over the lesser of the useful lives of the assets or the lease term.

    The Company's policy is to remove the cost and accumulated depreciation of retirements from the accounts and recognize the related gain or loss upon the disposition of assets.

GOODWILL

    Goodwill is stated at cost less accumulated amortization and is amortized over 15 to 40 years using the straight-line method. The recoverability of goodwill is periodically reviewed by management based on current and anticipated conditions. The amount of goodwill considered realizable, however, could be reduced in the near term if changes occur in anticipated conditions. Management is of the opinion that there has been no diminution in the value assigned to goodwill.

COVENANTS NOT TO COMPETE

    Covenants not to compete have been recorded at cost and are being amortized on a straight-line basis over the terms (three to four years) of the agreements.

DEFERRED FINANCING COSTS

    Deferred financing costs represent costs incurred to raise financing and are amortized over the relevant terms of the borrowings (Note 4).

INCOME TAXES

    The Company accounts for income taxes using the asset and liability method for recognition of deferred tax liabilities and assets. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences, net operating losses, and tax credits by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

REVENUE RECOGNITION

    Sales are recorded as products are shipped, except for certain sales for which revenue is recognized when the customer is billed based on passage of legal title at the date of billing. Such "bill and hold" sales are not material to the Company's results of operations.

USE OF ESTIMATES

    The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as during the reporting period. Actual results could differ from these estimates.

CONCENTRATION OF RISK

    During 1993, 1994, and 1995, the Company's ten largest customers accounted for 27%, 29%, and 25%, respectively, of total company sales. No individual customer accounted for more than 6% of sales in any year. In management's opinion, a loss of any one individual customer would not have a material impact on the Company's financial position or operations.

    The Company's largest purchased raw material is paper. While the Company utilizes multiple paper suppliers, it obtained 44%, 49% and 67% of its paper from two suppliers in 1993, 1994, and 1995, respectively. Further, the supply and price of paper are cyclical in nature. As a result, the Company is subject to the risk that pricing may significantly impact results of operations and that it may be unable to purchase sufficient quantities of paper to meet production requirements during times of tight supply. While the Company believes that it could obtain other suppliers of paper, industry conditions previously discussed may have a material effect on the Company's results of operations.

VACATION POLICY

    In 1995, the Company revised its vacation policy, whereby employees must take vacation earned during the year prior to December 31 or forfeit the balance. As a result of this change in policy, a vacation accrual is no longer required as of December 31, 1995, and approximately $575,000 of accrued vacation was reversed and is reflected as a reduction in cost of products sold in 1995. Accrued vacation at December 31, 1994 was $557,000.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company's financial instruments consist primarily of cash, accounts receivable, accounts payable, and debt. The carrying amounts of cash, accounts receivable, and accounts payable approximate their fair values because of the short-term maturity of such instruments. The carrying value of the debt, except the Rice Note, (Note 4) approximates its fair value, because interest rates on the debt are periodically adjusted and approximate current market rates. The fair value of the Rice Note, discounted at 10.5%, which approximates market, is $5,648,000.

ADOPTION OF ACCOUNTING STANDARD

    On January 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used as well as long-lived assets and certain identifiable intangibles to be disposed of. The adoption of this standard was not material to the Company's financial position or results of operations.

INTERIM UNAUDITED DATA FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996

    In the opinion of management, the unaudited financial statements contain all the normal and recurring adjustments necessary to present fairly the financial position of the Company as of March 31, 1996 and the results of the Company's operations and its cash flows for the three months ended March 31, 1995 and 1996 in conformity with generally accepted accounting principles. The results of operations for the three month period ended March 31, 1996 are not necessarily indicative of the results to be expected for the year.

3.  BUILDING DISPOSAL AND PLANT SHUTDOWN
    During 1993, the Company adopted a formal plan to discontinue operations at the Philadelphia division and move portions of that operation to the Austell, Georgia location. As part of such plan, the Company discontinued production in August 1994 and moved a large portion of the equipment and inventory to the Austell location. As a result, the Company recorded a charge of $1,595,277 to write down the division's assets to their net realizable values and to accrue for future operating lease commitments, severance costs, and costs of relocating portions of the Philadelphia operation to Austell, Georgia. In conjunction with the relocation of certain portions of the Philadelphia operations to Austell, management decided to sell the former Austell facility and relocate to a larger facility in Austell. Accordingly, the net book value of the building to be disposed of was adjusted to the estimated fair market value. The impact of the asset write-down was $656,000 and is recorded as a charge to 1993 earnings.

4.  LONG-TERM DEBT
    Long-term debt as of December 31, 1994 and 1995 consists of the following:

                                                                                         1994           1995
                                                                                     -------------  -------------
Term Loan A payable to Heller Financial, Inc. ("Heller"), quarterly principal payments ranging from $250,000 to $500,000 for the period commencing December 31,
 1992 through September 30, 1999, bearing interest at a base rate plus 1.75%
 (10.25% at December 31, 1994 and 1995)............................................  $   8,450,000  $   7,400,000
Term Loan B payable to Heller, payable in four successive quarterly principal payments of $875,000 commencing the earlier of December 31, 1999 or upon full payment of Term Loan A and the balance due on December 31, 2000, bearing interest
 at a base rate plus 5% (13.5% at December 31, 1994 and 1995)......................      3,500,000      4,500,000
Revolving line of credit payable to Heller, principal payable in full upon the earlier of termination, as defined, or September 30, 2000, bearing interest at a
 base rate plus 1.75% (10.25% at December 31, 1994 and 1995).......................      7,000,000      7,050,000
Subordinated note payable to Rice Mezzanine Lenders, L.P. ("Rice"), principal balloon payment due on the earlier of termination, as defined, or September 30,
 2000, bearing interest at 14%.....................................................      5,000,000      5,000,000
Other..............................................................................         84,673        226,991
Less unamortized portion of discount due to value assigned to parent company
 warrants attached to Term Loans A and B and subordinated note payable.............       (785,597)      (658,811)
                                                                                     -------------  -------------
                                                                                        23,249,076     23,518,180
Less current portion...............................................................     (1,473,064)    (2,105,935)
                                                                                     -------------  -------------
                                                                                     $  21,776,012  $  21,412,245
                                                                                     -------------  -------------
                                                                                     -------------  -------------

    Maturities of long-term debt and capital lease obligations at December 31, 1995 are as follows:

                                                                                        LONG-TERM    SUBORDINATED
                                                                                          DEBT           DEBT
                                                                                      -------------  ------------
1996................................................................................  $   2,105,935   $   --
1997................................................................................      1,901,129       --
1998................................................................................      2,056,792       --
1999................................................................................      2,436,369       --
2000................................................................................     10,676,766    5,000,000
                                                                                      -------------  ------------
                                                                                      $  19,176,991   $5,000,000
                                                                                      -------------  ------------
                                                                                      -------------  ------------

    The Company maintains a term loan and line-of-credit agreement (the "Credit Agreement") with Heller. Under the terms of the Credit Agreement, as amended, the Company has an $11,000,000 term loan ("Term Loan A"), a $4,500,000 term loan ("Term Loan B"), and a $8,500,000 revolving line-of-credit facility (the "Line") as of December 31, 1995. As consideration for the Credit Agreement, the parent made available to the Company stock warrants to purchase 254,435 shares of DEC Class B common stock. The warrants were transferred to Heller in connection with the initiation of the Credit Agreement. The warrants were valued at $400,000 and were recorded as a discount to the face value of Term Loan A and Term Loan B. The effect of the warrants at the inception of Term Loan A and Term Loan B was to cause effective yields of 10.35% and 13.33%, respectively. The effective yield for Term Loan A was 9.9% and 10.6% for the years ended December 31, 1994 and 1995, respectively. The effective yield for Term Loan B was 14.0% and 13.8% for the years ended December 31, 1994 and 1995, respectively. Maximum borrowings under the Line are $8,500,000, reduced by the amount of the lender guaranty reserve, as defined, which was $0 at December 31, 1994 and 1995. Borrowings under the Credit Agreement are subject to certain financial covenants that include, among others, limits on capital expenditures, a minimum ratio of fixed charge coverages, and a minimum amount of earnings before income taxes, depreciation, interest, and amortization, as defined. The Company is in compliance with each of these covenants as of December 31, 1995 and March 31, 1996.

    The Company also maintains a $5,000,000 note purchase agreement (the "Rice Note"), as amended, with Rice. The Rice Note is subordinate to the Credit Agreement. As consideration for the Rice Note, the parent made available to the Company stock warrants to purchase 413,457 shares of DEC's Class A common stock. The warrants were transferred to Rice with the issuance of the Rice Note. The warrants were valued at $649,954 and were recorded as a discount to the debt. The effective interest rate on the Rice Note, after discounting for the warrants, is 17.12%. The Rice Note is subject to certain financial covenants which include, among others, limits on capital expenditures, minimum levels of fixed charge coverages, and minimum earnings before income taxes, depreciation, interest, and amortization, as defined. The Company is in compliance with each of these covenants as of December 31, 1995 and March 31, 1996. In addition, the Rice Note has cross-default provisions with the Credit Agreement.

    Interest expense on long-term debt and capital leases in 1993, 1994, and 1995 was approximately $2,872,000, $2,975,000, and $3,179,000, respectively, including approximately $117,000, $123,000, and $127,000, respectively, of warrant-related discount amortization and $314,000, $259,000, and $231,000, respectively, of deferred finance cost amortization.

5.  INCOME TAXES
    The income tax benefits for the years ended December 31, 1993, 1994 and 1995 represent the income tax benefit from operating losses. As a result, income tax beenfits for all periods presented consist of deferred tax benefits.

    The reconciliation of the federal statutory income tax rate to the Company's effective income tax rate for the 1993, 1994, and 1995 benefit for income taxes is as follows:

                                                                             1993          1994          1995
                                                                         -------------  -----------  -------------
Federal tax benefit at statutory rate..................................  $  (1,663,358) $  (684,978) $    (353,600)
State, net of federal benefit..........................................       (220,150)     --             (34,000)
Change in valuation allowance..........................................        533,242      612,467     (1,485,000)
Other, net.............................................................          7,543       72,511        (27,400)
                                                                         -------------  -----------  -------------
Actual income tax benefit..............................................  $  (1,342,723) $   --       $  (1,900,000)
                                                                         -------------  -----------  -------------
                                                                         -------------  -----------  -------------
Effective tax rate.....................................................            27%           0%           183%
                                                                         -------------  -----------  -------------
                                                                         -------------  -----------  -------------

    Significant components of the Company's net deferred tax assets as of December 31, 1994 and 1995 are as follows:

                                                                                          1994           1995
                                                                                      -------------  -------------
Deferred tax assets (liabilities):
  Net operating loss carryforwards..................................................  $   2,059,000  $   2,692,000
  Book basis in property over tax basis.............................................     (2,473,000)    (2,710,000)
  Goodwill..........................................................................         12,000       (143,000)
  Prepaid pension cost..............................................................       (282,000)      (369,000)
  Employee benefit accruals.........................................................        711,000        490,000
  Accrued liabilities not currently deductible......................................      1,442,000      1,859,000
  Other, net........................................................................         16,000         81,000
                                                                                      -------------  -------------
Net deferred tax assets before valuation allowance..................................      1,485,000      1,900,000
Valuation allowance.................................................................     (1,485,000)      --
                                                                                      -------------  -------------
Net deferred tax assets.............................................................  $    --        $   1,900,000
                                                                                      -------------  -------------
                                                                                      -------------  -------------

    In 1993, the Company recorded the benefit of its net operating loss carryforwards generated in that year reduced by a valuation allowance of $533,000. The valuation allowance reduced the net deferred tax asset to zero, as management determined that, based upon its expectations at that time regarding future taxable income, realization was not more likely than not. In 1994, the Company recorded an additional valuation allowance of $612,000 consistent with the 1993 treatment. The decrease in the valuation allowance in 1995 results from benefiting net operating losses expected to be realized in the future based on improvements in operating results during 1995 and anticipated future earnings. As a result, the Company has recorded a deferred tax asset of $1,900,000 as of December 31, 1995 for income tax loss carryforwards.

    The net operating loss carryforwards will be used to offset future taxable income, subject to their expirations beginning in 2004 and continuing through 2010. Any future issuance of stock by the Company could result in an ownership change, as defined by the Tax Reform Act of 1986, and could limit utilization of net operating loss carryforwards. Also, benefits derived from using net operating loss carryforwards to offset any taxes calculated as alternative minimum tax could be less than the recorded amount of the net operating loss carryforwards. Although realization is not assured, management believes it will be realized.

6.  CAPITAL STOCK
    The Company has authorized 300,000 shares of common stock with a par value of $.01 per share. As of December 31, 1995, 283,807 shares are issued and outstanding.

7.  RELATED-PARTY TRANSACTIONS

MANAGEMENT FEE

    The Company maintains a Advisory Services Agreement (the "Agreement") with MDC Management Company II, L.P. ("MDC"), an affiliate. Under the Agreement, MDC provides certain consulting, financial, and managerial functions for a $250,000 annual fee. In 1994 and 1995, $0 and $187,500, respectively, were paid. The Company has recorded a liability of $500,000, $562,000, and $562,000 on the accompanying balance sheets related to the unpaid portion of these costs as of December 31, 1994 and 1995 and March 31, 1996, respectively. No payments shall be made by the Company to MDC under the Agreement if there is an event of default, as defined, under the Credit Agreement (Note 4). As of March 31, 1996, there are no such events of default. In addition, payments under the Agreement are limited until certain events are satisfied under the Credit Agreement. As a result of and concurrent with the anticipated transactions (Note 10), the

Company expects to pay the accrued management fees and to continue with the terms of the Agreement. The Agreement expires December 31, 2000 and is renewable annually thereafter, unless terminated by the Company for justifiable cause, as defined.

STOCKHOLDERS' AGREEMENT

    In 1992, certain NFC officers and former officers purchased an aggregate of 298,150 shares of DEC common stock, representing 12% of the voting common stock of DEC. The stock was purchased at $4.33, the fair value at the date of purchase, and were paid for with $620,000 of cash and $670,000 of 6% nonrecourse notes. All stockholders of DEC are subject to the terms of a stockholders' agreement. This agreement restricts the stockholders' ability to sell, transfer, and assign the DEC common stock, with DEC having the first right of purchase. The holders of the stock may be forced to sell the shares to DEC under certain conditions. In addition, on expiration of a stockholder's employment with the Company, the Company has the option to buy back the stockholder's common stock at a specified price primarily based upon either the cost of the shares or the book value of DEC.

8.  EMPLOYEE BENEFIT PLANS

EMPLOYEES' RETIREMENT PLAN

    The Company has a defined benefit pension plan (the "Plan") covering certain employees. On December 20, 1993, the Company again amended the Plan, freezing future participation to any new employees of the Company effective December 31, 1993. Effective December 31, 1994, the Company again amended the Plan, freezing future accrual of benefits for all participants. In conjunction with this amendment, all participants in the Plan have been retroactively vested. As a result of these amendments, a curtailment gain of $399,333 was recorded in 1994 as a reduction to the related net periodic pension cost.

    The funded status of the Plan as of December 31, 1994 and 1995 is as follows:

                                                                                         1994            1995
                                                                                    --------------  --------------
Actuarial present value of benefit obligations:
  Accumulated projected benefit obligation........................................  $  (16,035,066) $  (17,030,297)
  Plan assets at fair value.......................................................      16,777,196      17,345,512
Plan assets greater than projected benefit obligation.............................         742,130         315,215
Unrecognized net loss from past experience........................................        --               607,221
                                                                                    --------------  --------------
Prepaid pension cost..............................................................  $      742,130  $      922,436
                                                                                    --------------  --------------
                                                                                    --------------  --------------

    The  weighted  average  discount  rates  used  to  measure  the  accumulated projected benefit obligation are 8.00% and 7.75% for 1994 and 1995, respectively. The assumed rates of increase in future compensation levels are 5%, and the expected long-term rates of return on assets are 8.75% for both 1994 and 1995.

    Net periodic pension costs for 1993, 1994, and 1995 include the following:

                                                                           1993           1994           1995
                                                                       -------------  -------------  -------------
Service cost--benefits earned during the period......................  $     368,825  $     437,088  $    --
Interest cost on projected benefit obligation........................      1,316,812      1,388,943      1,230,610
Actual return on plan assets.........................................     (1,498,941)       521,415     (1,772,831)
Net amortization and deferral........................................        (14,512)    (2,025,970)       361,915
                                                                       -------------  -------------  -------------
                                                                       $     172,184  $     321,476  $    (180,306)
                                                                       -------------  -------------  -------------
                                                                       -------------  -------------  -------------

DEFERRED COMPENSATION PLANS

    The Company has unfunded deferred compensation plans that provide retirement benefits to a certain officer and former key employees. The plans provide retirement benefits generally based on the service provided by the employees to the Company. Benefits are vested as service is provided. Plan participants have the option of receiving a lump-sum payment at retirement or periodic payments after retirement, subject to approval from the Company's board of directors. The Company provides for these plans during the related service lives of the participants at amounts sufficient to accrue the present value of benefits earned to their retirement dates. Effective December 31, 1994, the Company froze future benefit accruals under these deferred compensation agreements. Included in the accompanying balance sheets are liabilities of $550,000 and $426,000 for these plans as of December 31, 1994 and 1995, respectively.

401(K) SAVINGS PLAN

    In July 1992, the Company instituted a retirement savings plan, (the "401(k) Plan") for nonunion employees at certain locations. The 401(k) Plan provides for employee contributions of up to 10% of employee compensation and company matching contributions of 50% of employee contributions up to 6% of employee compensation, as defined. Effective January 1, 1995, the Company amended the 401(k) savings plan to increase company matching contributions to 60% of employee contributions and to allow participation by all employees (meeting eligibility requirements, as defined) of the Company. The Company recorded an expense of approximately $21,000, $41,000, and $404,000 in 1993, 1994 and 1995,
respectively, as a result of contributions to the 401(k) Plan.

POSTRETIREMENT BENEFITS

    The Company provides certain health care and life insurance benefits for certain retired individuals. The Company accounts for these benefits in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This statement requires the accrual of the costs of providing postretirement benefits, including medical and life insurance coverage, during the active service period of the employee. The plan was frozen in 1993 and all eligible participants of the plan are retired.

    Interest cost, representing all of the net periodic postretirement benefit expense for the years ended December 31, 1993, 1994, and 1995, was $37,000, $0, and $0, respectively.

    The accrued postretirement benefit obligation at December 31, 1994 and 1995 was $957,000 and $771,000, respectively.

    Assumptions used in the computation of postretirement benefit expense and the related obligation are as follows:

                                                                                  1994       1995
                                                                                ---------  ---------
Discount rate used to determine accumulated postretirement benefit
 obligation...................................................................         7%         8%
Initial health care cost trend rate...........................................        13%        13%
Ultimate health care cost trend rate..........................................         5%         5%
Year ultimate health care cost trend rate reached.............................       2003       2004

    If the health care trend rates increased 1% for all future years, the accumulated postretirement benefit obligation as of December 31, 1995 would have increased by 7%. The effect of such a change on the interest cost for 1995 would have been an increase of 64%.

9.  COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

    The Company has certain noncancelable operating leases for office and plant facilities and office equipment. The total rental expense was $790,000, $641,000, and $351,000 in 1993, 1994, and 1995, respectively. Minimum annual rental payments remaining under noncancelable operating leases as of December 31, 1995 are as follows:

YEAR ENDING DECEMBER 31:
1996................................................................................................      $445,000
1997................................................................................................       411,000
1998................................................................................................       384,000
1999................................................................................................       393,000
2000................................................................................................       290,000
Thereafter..........................................................................................       127,000
                                                                                                      ------------
                                                                                                        $2,050,000
                                                                                                      ------------
                                                                                                      ------------

ENVIRONMENTAL LIABILITIES

    In January 1988, the Company was notified by the United States Environmental Protection Agency ("EPA') that it and 11 other parties are potentially liable for costs incurred by the EPA in responding to the cleanup of the Dixie Caverns Landfill Superfund Site in Roanoke County, Virginia. Subsequently, Roanoke County expended $2,000,000 to clean up a portion of the Dixie Cavern landfill site and has filed suit against the Company and the 11 other potentially responsible parties ("PRPs")for reimbursement of these cleanup costs. Although, under Superfund, the PRPs may be jointly and severally liable for cleanup costs, management believes that the Company's potential liability in connection with the County's claim is de minimis, based upon the amount of waste attributable to it in relation to the other parties. Management believes that the Company will have no liability in connection with the remaining portion of the site, and that the ultimate outcome of this matter will not have a material adverse impact on the financial position or results of operations of the Company.

    The EPA has also named the Company as one of a number of PRPs in connection with the alleged disposal of hazardous substances at the Smiths Farm Landfill Superfund Site in Kentucky. In February 1992, the Company and 35 other parties entered into an alternative dispute resolution process ("ADRP") to allocate liability. Subsequently, a number of the PRPs responsible for contributions of waste to the site dropped out of the ADRP group. The remaining ADRP group members, including the Company, have proposed a de minimis settlement to the EPA, which, if accepted, would resolve the Company's liability in connection with the site. Management believes that the ultimate outcome of this matter will not have a material adverse impact on the financial position or results of operations of the Company.

EQUIPMENT CONSTRUCTION

    The Company entered into contracts with various vendors to purchase and construct a new equipment line (the "Equipment"). The contracts commenced in October 1995, and installation was completed in April 1996. The aggregate purchase and installation costs are approximately $3,600,000. The Equipment is being financed with a $1,000,000 borrowing from Heller under Term Loan B and a $2,600,000 borrowing from The CIT Group ("CIT").

    Under the CIT lease agreement, CIT will have a first-perfected security interest in the Equipment. Upon completion of the installation of the Equipment, monthly principal and interest payments will be made over five years. Interest will be charged based on the base rental factor, as defined. At the end of the lease term, the Company will have the option to purchase the Equipment at 20% of the original cost of the Equipment, as defined. The CIT loan document is cross-defaulted with the Credit Agreement if such default is not cured within 90 days following the default to the satisfaction of Heller.

    Through December 31, 1995, the Company expended $1,130,000 for the purchase and installation of the Equipment included in the accompanying balance sheet in construction in progress. This was financed through the $1,000,000 borrowed from Heller on Term Loan B and the Company's working capital.

10. SUBSEQUENT EVENT
    The Company plans to proceed with the offering of $100,000,000 aggregate principal amount of Senior Notes due 2002 (the "Senior Notes"), with principal and interest payable semiannually. These Senior Notes are being offered in conjunction with the acquisition of all the issued and outstanding stock of Transkrit Corporation ("Transkrit"). The purchase price is expected to be approximately $79 million. Subsequent to the acquisition, Transkrit will be merged into NFC. The Senior Notes will be senior obligations of the Company and will be PARI PASSU in right of payment to all existing and future Senior Indebtedness (Note 4). The Senior Notes will be guaranteed by each of the existing subsidiaries and will be secured by a lien on and a security interest in all of the issued and outstanding capital stock of the subsidiaries.

    The purchase of the Senior Notes is subject to certain risks. See "Risk Factors" elsewhere in the accompanying Prospectus.

    Concurrently with the offering, the Company and DEC, as applicable, will enter into certain transactions. DEC will contribute additional equity capital to NFC of $7,421,000. NFC will repay its existing long-term debt under a term loan and line-of-credit agreement with Heller and under a Note Purchase Agreement with Rice. Also, the merged Company and DEC will enter into a new senior secured revolving credit facility which will provide approximately $20.0 million in revolving credit.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
TRANSKRIT Corporation:

    We have audited the accompanying consolidated balance sheets of TRANSKRIT Corporation and subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TRANSKRIT Corporation and subsidiaries as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

    As discussed in note 9 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, ACCOUNTING FOR INCOME TAXES, as of January 1, 1993.

                                          KPMG PEAT MARWICK LLP

Roanoke, Virginia
May 24, 1996

                     TRANSKRIT CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                 DECEMBER 31, 1994 AND 1995 AND MARCH 31, 1996
                             (DOLLARS IN THOUSANDS)

                                     ASSETS

                                                                                     DECEMBER 31,
                                                                                 --------------------
                                                                                   1994       1995
                                                                                 ---------  ---------   MARCH 31,
                                                                                                       -----------
                                                                                                          1996
                                                                                                       -----------
                                                                                                       (UNAUDITED)
Current assets:
  Cash and cash equivalents....................................................  $     759  $     280   $   1,028
  Accounts receivable, less allowance of $704 in 1994, $495 in 1995 and $514 in
   1996........................................................................     11,432     11,923      10,679
  Inventories..................................................................      5,089      4,118       4,287
  Prepaid expenses and other current assets....................................      1,560      1,407         930
  Deferred income taxes........................................................        662      1,649       3,621
  Notes and other receivables from affiliates, net.............................     --          5,528       5,510
  Investment securities........................................................     --          2,508       2,536
                                                                                 ---------  ---------  -----------
    Total current assets.......................................................     19,502     27,413      28,591
Investment securities..........................................................      2,299     --          --
Property, plant and equipment, net.............................................     25,822     23,735      23,230
Goodwill and other intangible assets, net......................................      9,026      8,436       8,294
Notes receivable from affiliates...............................................      7,711     --          --
Deferred income taxes..........................................................      7,994      7,117       4,943
Other assets...................................................................        348        341         355
                                                                                 ---------  ---------  -----------
    Total assets...............................................................  $  72,702  $  67,042   $  65,413
                                                                                 ---------  ---------  -----------
                                                                                 ---------  ---------  -----------

          See accompanying notes to consolidated financial statements.

                     TRANSKRIT CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                 DECEMBER 31, 1994 AND 1995 AND MARCH 31, 1996
                             (DOLLARS IN THOUSANDS)
                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                                     DECEMBER 31,
                                                                                 --------------------
                                                                                   1994       1995
                                                                                 ---------  ---------   MARCH 31,
                                                                                                       -----------
                                                                                                          1996
                                                                                                       -----------
                                                                                                       (UNAUDITED)
Current liabilities:
  Current portion of long-term debt............................................  $      45  $       2   $       1
  Bank overdraft...............................................................      1,494      1,455       1,179
  Accounts payable.............................................................      3,216      2,218       1,265
  Accrued relocation expenses..................................................        754     --          --
  Other accrued expenses.......................................................      4,493      4,120       4,001
  Income taxes payable to parent...............................................      1,096     --          --
  Income taxes payable.........................................................        283        133         679
  Deferred gain from sale of real estate.......................................     --            358         358
  Deferred compensation liability..............................................     --         --           3,713
                                                                                 ---------  ---------  -----------
    Total current liabilities..................................................     11,381      8,286      11,196
Long-term debt, excluding current portion......................................      7,944      2,036      --
Deferred gain from sale of real estate.........................................      2,426     --          --
Deferred compensation liability................................................      1,573      3,735      --
Other liabilities..............................................................        205        256         256
                                                                                 ---------  ---------  -----------
    Total liabilities..........................................................     23,529     14,313      11,452
                                                                                 ---------  ---------  -----------
Shareholders' equity:
  Common stock, $1 par value:
    Authorized shares, 10,000; issued and outstanding shares, 8,709 in 1994,
     and 8,897 in 1995 and 1996................................................          9          9           9
  Class B common stock, $1 par value:
    Authorized shares, 10,000; issued and outstanding shares, none.............     --         --          --
  Additional paid-in capital...................................................     11,622     12,122      12,122
  Notes receivable from shareholder............................................       (500)    (1,000)     (1,000)
  Retained earnings............................................................     38,042     41,598      42,830
                                                                                 ---------  ---------  -----------
    Total shareholders' equity.................................................     49,173     52,729      53,961
Commitments and contingencies
                                                                                 ---------  ---------  -----------
    Total liabilities and shareholders' equity.................................  $  72,702  $  67,042   $  65,413
                                                                                 ---------  ---------  -----------
                                                                                 ---------  ---------  -----------

          See accompanying notes to consolidated financial statements.

                     TRANSKRIT CORPORATION AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND
                   THREE MONTHS ENDED MARCH 31, 1995 AND 1996
                                 (IN THOUSANDS)

                                                                                               THREE MONTHS ENDED
                                                                YEARS ENDED DECEMBER 31,           MARCH 31,
                                                             -------------------------------  --------------------
                                                               1993       1994       1995       1995       1996
                                                             ---------  ---------  ---------  ---------  ---------
                                                                                                  (UNAUDITED)
Net sales..................................................  $  96,003  $  98,124  $  97,681  $  23,351  $  24,404
Cost of products sold......................................     64,921     64,851     64,223     15,843     15,713
                                                             ---------  ---------  ---------  ---------  ---------
Gross profit...............................................     31,082     33,273     33,458      7,508      8,691
Operating expenses:
  Selling, general and administrative expenses.............     26,914     30,700     29,412      7,494      6,870
  Relocation expenses......................................      3,290        413        657        133     --
                                                             ---------  ---------  ---------  ---------  ---------
Operating income (loss)....................................        878      2,160      3,389       (119)     1,821
Other income (expense):
  Interest expense to parent, net..........................       (560)      (820)    --         --         --
  Other interest expense...................................        (87)      (102)      (399)      (151)       (25)
  Interest income..........................................        176        209      1,096        283        236
  Gain (loss) on disposal of product lines.................     --          2,829        389        (14)    --
  Gain on disposal of property, plant and equipment........         71         23        169        514     --
  Other, net...............................................        337        207        313         41        (35)
                                                             ---------  ---------  ---------  ---------  ---------
Other income (expense), net................................        (63)     2,346      1,568        673        176
                                                             ---------  ---------  ---------  ---------  ---------
Income before income taxes.................................        815      4,506      4,957        554      1,997
Income taxes...............................................        379      1,799      1,380        218        760
                                                             ---------  ---------  ---------  ---------  ---------
Net income.................................................  $     436  $   2,707  $   3,577  $     336  $   1,237
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------

          See accompanying notes to consolidated financial statements.

                     TRANSKRIT CORPORATION AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND
                       THREE MONTHS ENDED MARCH 31, 1996
                                 (IN THOUSANDS)

                                                                                         NOTES
                                                                         ADDITIONAL   RECEIVABLE
                                                                           PAID-IN       FROM      RETAINED
                                                          COMMON STOCK     CAPITAL    SHAREHOLDER  EARNINGS     TOTAL
                                                          -------------  -----------  -----------  ---------  ---------
Balances at December 31, 1992 (unaudited)...............    $       8     $     824    $  --       $  35,250  $  36,082
Net income..............................................       --            --           --             436        436
Dividends paid ($20.55 per share).......................       --            --           --            (174)      (174)
Capital contribution....................................       --             1,756       --          --          1,756
                                                                   --
                                                                         -----------  -----------  ---------  ---------
Balances at December 31, 1993...........................            8         2,580       --          35,512     38,100
Net income..............................................       --            --           --           2,707      2,707
Dividends paid ($20.90 per share).......................       --            --           --            (177)      (177)
Capital contributions...................................       --             8,543       --          --          8,543
Issuance of common stock (239 shares)...................            1           499         (500)     --         --
                                                                   --
                                                                         -----------  -----------  ---------  ---------
Balances at December 31, 1994...........................            9        11,622         (500)     38,042     49,173
Net income..............................................       --            --           --           3,577      3,577
Issuance of common stock (188 shares)...................       --               500         (500)     --         --
Other deductions........................................       --            --           --             (21)       (21)
                                                                   --
                                                                         -----------  -----------  ---------  ---------
Balances at December 31, 1995...........................            9        12,122       (1,000)     41,598     52,729
Net income (unaudited)..................................       --            --           --           1,237      1,237
Other deductions (unaudited)............................       --            --           --              (5)        (5)
                                                                   --
                                                                         -----------  -----------  ---------  ---------
Balances at March 31, 1996 (unaudited)..................    $       9     $  12,122    $  (1,000)  $  42,830  $  53,961
                                                                   --
                                                                   --
                                                                         -----------  -----------  ---------  ---------
                                                                         -----------  -----------  ---------  ---------

          See accompanying notes to consolidated financial statements.

                     TRANSKRIT CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND
                   THREE MONTHS ENDED MARCH 31, 1995 AND 1996
                                 (IN THOUSANDS)

                                                                                                THREE MONTHS ENDED
                                                                 YEARS ENDED DECEMBER 31,           MARCH 31,
                                                              -------------------------------  --------------------
                                                                1993       1994       1995       1995       1996
                                                              ---------  ---------  ---------  ---------  ---------
                                                                                                   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................  $     436  $   2,707  $   3,577  $     336  $   1,237
  Adjustments to reconcile net income to net cash provided
   by (used in) operating activities:
    Depreciation and amortization of property, plant and
     equipment..............................................      5,885      6,163      5,434      1,326      1,200
    Amortization of goodwill and other intangible assets....        460        613        590        148        142
    Loss on disposal of product line fixed assets...........     --            131     --         --         --
    Gain on disposal of property, plant and equipment.......        (71)       (23)      (169)      (514)    --
    Deferred income taxes...................................       (933)    (8,041)      (110)         4        202
    Accrued interest receivable on investment securities....       (176)      (191)      (209)       (52)       (28)
    (Increase) decrease in:
      Accounts receivable, net..............................       (187)        (1)      (491)     1,570      1,244
      Inventories...........................................       (146)       705        971        (51)      (169)
      Prepaid expenses and other assets.....................        545       (686)       160        690        463
      Other receivables from affiliates, net................     --         --           (425)         9         18
    Increase (decrease) in:
      Bank overdraft........................................        633       (607)       (39)      (712)      (276)
      Accounts payable and accrued expenses.................      2,803     (1,022)    (2,125)    (2,034)    (1,072)
      Income taxes payable..................................        367      1,007     (1,246)       (15)       546
      Due to parent.........................................         32       (422)    --         --         --
      Deferred compensation liability.......................       (151)     1,072      2,162        404        (22)
      Other liabilities.....................................     --            205         51     --         --
                                                              ---------  ---------  ---------  ---------  ---------
Net cash provided by operating activities...................      9,497      1,610      8,131      1,109      3,485
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property, plant and equipment................     (8,529)    (7,187)    (4,172)    (1,481)      (695)
  Proceeds from disposal of property, plant and equipment...        908        338        327        289     --
  Proceeds from disposal of product line fixed assets.......     --            369     --         --         --
  Collections of notes receivable from affiliates...........     --         --          1,207      1,207     --
  Acquisition of Short Run Labels, Inc., net of cash
   acquired.................................................     (5,532)    --         --         --         --
                                                              ---------  ---------  ---------  ---------  ---------
Net cash provided by (used in) investing activities.........    (13,153)    (6,480)    (2,638)        15       (695)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Capital contribution......................................      1,756      8,543     --         --         --
  Proceeds from long-term debt..............................     --         17,486     18,188      5,038      4,578
  Principal payments on long-term debt......................     (1,274)   (10,242)   (24,139)    (6,458)    (6,615)
  Long-term advances from parent............................      5,491     --         --         --         --
  Principal payments on long-term advances from parent......     (1,700)   (10,973)    --         --         --
  Other deductions..........................................     --         --            (21)       (21)        (5)
  Dividends paid............................................       (174)      (177)    --         --         --
                                                              ---------  ---------  ---------  ---------  ---------
Net cash provided by (used in) financing activities.........      4,099      4,637     (5,972)    (1,441)    (2,042)
                                                              ---------  ---------  ---------  ---------  ---------
Net increase (decrease) in cash and cash equivalents........        443       (233)      (479)      (317)       748
Cash and cash equivalents at beginning of the period........        549        992        759        759        280
                                                              ---------  ---------  ---------  ---------  ---------
Cash and cash equivalents at end of the period..............  $     992  $     759  $     280  $     442  $   1,028
                                                              ---------  ---------  ---------  ---------  ---------
                                                              ---------  ---------  ---------  ---------  ---------

          See accompanying notes to consolidated financial statements.

                     TRANSKRIT CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      DECEMBER 31, 1993, 1994 AND 1995 AND
                   THREE MONTHS ENDED MARCH 31, 1995 AND 1996
           (INFORMATION AS OF MARCH 31, 1996 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

(1) OWNERSHIP AND CORPORATE REORGANIZATION
    TRANSKRIT Corporation (the "Company") is headquartered in Roanoke, Virginia and is a national manufacturer of business forms, labels and other printed products for the trade. The Company has been operating in the United States since 1938. Effective December 22, 1994, upon the acquisition of Maclean Hunter, Ltd. (MHL), a Canadian corporation, by Rogers Communications, Inc. (Rogers), a Canadian corporation, the Company became an 89.2 percent owned subsidiary of Rogers. Prior to December 22, 1994, the Company was an 89.2 percent owned subsidiary of Maclean Hunter, Inc. (MHI), a wholly-owned subsidiary of MHL. As of December 31, 1995 and March 31, 1996, Rogers owns 87.3 percent of the Company's outstanding common shares. The Company's financial statements have been presented on a historical cost basis and do not reflect a basis adjustment for the purchase method of accounting.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

    PRINCIPLES OF CONSOLIDATION

    The Company's results have been consolidated with its subsidiaries, Label Art, Inc. (Label Art), InfoSeal-Registered Trademark- International, Inc., Putnam Graphic Innovations, Inc., and Government Forms and Systems, Inc. All significant related intercompany balances and transactions have been eliminated in consolidation.

    CASH EQUIVALENTS

    Cash equivalents of $570,000 at March 31, 1996 consists of money market funds. For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with a maturity at date of purchase of three months or less to be cash equivalents.

    The Company does not believe it is exposed to any significant credit risk on money market funds with commercial banks because its policy is to make such deposits only with highly rated institutions.

    INVENTORIES

    Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out method.

    INVESTMENT SECURITIES

    Investment securities at December 31, 1994 and 1995 and March 31, 1996 consist of zero-coupon municipal debt securities which are classified as held-to-maturity. Management determines the appropriate classification of debt securities at the time of purchase. Debt securities are classified as held-to-maturity when the Company has the positive intent and the ability to hold the securities to maturity. Held-to-maturity securities are stated at cost. Interest income on securities classified as held-to-maturity is recognized when earned.

    PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of property, plant and equipment is calculated using both straight-line and accelerated methods over the estimated useful lives of the assets. Estimated useful lives are 25 to 33 years for buildings, 8 years for building improvements, 3 to 8 years for machinery and equipment and 5 to 7 years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the lease term or estimated life of the asset. Maintenance, repairs and minor replacements are charged to expense as incurred; major renewals and betterments are capitalized. The cost and related accumulated depreciation or amortization on property, plant and equipment are eliminated from the accounts upon disposal, and any resulting gain or loss is included in the determination of net income.

    GOODWILL AND OTHER INTANGIBLE ASSETS

    Goodwill, which represents the excess of purchase price over fair value of assets acquired, is amortized on a straight-line basis over 15 to 40 years and relates to the acquisitions of subsidiaries. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

    Other intangible assets include various noncompete agreements which are amortized over the lives of the agreements (5 to 10 years) using the straight-line method.

    REVENUE RECOGNITION

    Sales and cost of products sold are recognized primarily upon shipment of products.

    RESEARCH AND DEVELOPMENT COSTS

    Research and development costs are expensed as incurred. For the years ended December 31, 1993, 1994 and 1995, research and development costs charged to expense were approximately $289,000, $50,000 and $30,000, respectively, and for the three months ended March 31, 1995 and 1996, $3,000 and $8,000, respectively.

    INCOME TAXES

    Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    ADVERTISING COSTS

    Advertising   costs  consist   of  various   marketing  expenses,  including
advertisements, and are expensed as incurred.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    RECLASSIFICATIONS

    Certain reclassifications have been made to the consolidated financial statements to place them on a comparable basis.

    UNAUDITED INTERIM INFORMATION

    The financial information with respect to March 31, 1996 and the three months ended March 31, 1995 and 1996 is unaudited. In the opinion of management, such information contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of such periods.

    The results of operations for the three months ended March 31, 1996 are not necessarily indicative of the results to be expected for the full year.

(3) ALLOWANCE FOR ACCOUNTS RECEIVABLE
    A summary of the changes in the allowance for accounts receivable follows:

                                                                                             THREE MONTHS ENDED
                                                              YEARS ENDED DECEMBER 31,           MARCH 31,
                                                           -------------------------------  --------------------
                                                             1993       1994       1995       1995       1996
                                                           ---------  ---------  ---------  ---------  ---------
                                                                              (IN THOUSANDS)
Balances, beginning of period............................  $     713  $     782  $     704  $     704  $     495
Provisions...............................................        226        134         (3)        26         32
Recoveries...............................................          9          6          6          8         13
Write-offs...............................................       (166)      (218)      (212)       (33)       (26)
                                                           ---------  ---------  ---------  ---------  ---------
Balances, end of period..................................  $     782  $     704  $     495  $     705  $     514
                                                           ---------  ---------  ---------  ---------  ---------
                                                           ---------  ---------  ---------  ---------  ---------

(4) INVENTORIES
    Inventories are summarized as follows:

                                                                               DECEMBER 31,       MARCH 31,
                                                                           --------------------  -----------
                                                                             1994       1995        1996
                                                                           ---------  ---------  -----------
                                                                                    (IN THOUSANDS)
Raw materials and supplies...............................................  $   2,341  $   1,880   $   2,094
Work in process..........................................................        560        843         504
Finished products........................................................      2,188      1,395       1,689
                                                                           ---------  ---------  -----------
                                                                           $   5,089  $   4,118   $   4,287
                                                                           ---------  ---------  -----------
                                                                           ---------  ---------  -----------

    If the first-in, first-out method of inventory accounting had been used, inventories would have been approximately $1,692,000, $3,094,000 and $2,966,000 higher than reported at December 31, 1994 and 1995 and March 31, 1996, respectively.

(5) INVESTMENT SECURITIES
    The following is a summary of held-to-maturity securities (in thousands):

                                                                                       GROSS
                                                                                    UNREALIZED     ESTIMATED
                                                                          COST         GAINS      FAIR VALUE
                                                                        ---------  -------------  -----------
DECEMBER 31, 1994
Debt securities.......................................................  $   2,299    $     111     $   2,410
                                                                        ---------        -----    -----------
                                                                        ---------        -----    -----------
DECEMBER 31, 1995
Debt securities.......................................................  $   2,508    $      69     $   2,577
                                                                        ---------        -----    -----------
                                                                        ---------        -----    -----------
MARCH 31, 1996
Debt securities.......................................................  $   2,536    $      70     $   2,606
                                                                        ---------        -----    -----------
                                                                        ---------        -----    -----------

    The above securities mature in July 1996.

(6) PROPERTY, PLANT AND EQUIPMENT
    Property, plant and equipment consist of the following:

                                                                            DECEMBER 31,       MARCH 31,
                                                                        --------------------  -----------
                                                                          1994       1995        1996
                                                                        ---------  ---------  -----------
                                                                                 (IN THOUSANDS)
Land..................................................................  $   1,285  $   1,285   $   1,285
Buildings and improvements............................................     12,411     12,479      12,495
Machinery and equipment...............................................     45,479     41,564      43,549
Furniture and fixtures................................................      2,506      2,395       2,343
Leasehold improvements................................................      2,326      2,629       2,662
Construction in progress..............................................      1,492      1,946         448
                                                                        ---------  ---------  -----------
                                                                           65,499     62,298      62,782
Less accumulated depreciation and amortization........................     39,677     38,563      39,552
                                                                        ---------  ---------  -----------
Property, plant and equipment, net....................................  $  25,822  $  23,735   $  23,230
                                                                        ---------  ---------  -----------
                                                                        ---------  ---------  -----------

(7) GOODWILL AND OTHER INTANGIBLE ASSETS
    Goodwill and other intangible assets, net of accumulated amortization, consist of the following:

                                                                               DECEMBER 31,       MARCH 31,
                                                                           --------------------  -----------
                                                                             1994       1995        1996
                                                                           ---------  ---------  -----------
                                                                                    (IN THOUSANDS)
Goodwill.................................................................  $   9,783  $   9,783   $   9,783
Noncompete agreements....................................................      1,161      1,161       1,161
                                                                           ---------  ---------  -----------
                                                                              10,944     10,944      10,944
Less accumulated amortization............................................      1,918      2,508       2,650
                                                                           ---------  ---------  -----------
Goodwill and other intangible assets, net................................  $   9,026  $   8,436   $   8,294
                                                                           ---------  ---------  -----------
                                                                           ---------  ---------  -----------

(8) LONG-TERM DEBT
    Long-term debt consists of the following:

                                                                               DECEMBER 31,       MARCH 31,
                                                                           --------------------  -----------
                                                                             1994       1995        1996
                                                                           ---------  ---------  -----------
                                                                                    (IN THOUSANDS)
Note payable to financial institution....................................  $   7,943  $   2,036   $  --
Other....................................................................         46          2           1
                                                                           ---------  ---------       -----
                                                                               7,989      2,038           1
Less current portion.....................................................         45          2           1
                                                                           ---------  ---------       -----
Long-term debt, excluding current portion................................  $   7,944  $   2,036   $  --
                                                                           ---------  ---------       -----
                                                                           ---------  ---------       -----

    The note payable to financial institution represents an unsecured revolving credit arrangement with First Union National Bank of Virginia (the "Bank") in the original amount of $17,500,000 that reduced to $16,250,000 on December 31, 1995, reduces further to $15,000,000 on December 31, 1996, and has a maturity date of January 31, 1997. Interest is based upon the 30-day London Interbank Offered Rate (LIBOR) plus .95 percent (6.92 percent at December 31, 1995 and
6.26 percent at March 31, 1996) due and payable every 30 days in arrears. The Company is required to provide the Bank with certain financial information on a quarterly basis and has agreed to certain financial covenants which are also reported to the Bank quarterly.

    Interest paid for the years ended December 31, 1993, 1994 and 1995 was $702,000, $920,000 and $424,000, respectively, and $148,000 and $34,000 for the three months ended March 31, 1995 and 1996, respectively.

(9) INCOME TAXES
    Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, ACCOUNTING FOR INCOME TAXES. The adoption of this statement did not have a significant effect on the Company's consolidated financial statements.

    The provision for income taxes consists of the following:

                                                                             YEARS ENDED DECEMBER 31,
                                                                          -------------------------------
                                                                            1993       1994       1995
                                                                          ---------  ---------  ---------
                                                                                  (IN THOUSANDS)
Current:
  Federal...............................................................  $   1,034  $   8,125  $   1,408
  State.................................................................        278      1,715         82
                                                                          ---------  ---------  ---------
                                                                              1,312      9,840      1,490
                                                                          ---------  ---------  ---------
Deferred:
  Federal...............................................................       (729)    (6,614)      (134)
  State.................................................................       (204)    (1,427)        24
                                                                          ---------  ---------  ---------
                                                                               (933)    (8,041)      (110)
                                                                          ---------  ---------  ---------
Total income taxes......................................................  $     379  $   1,799  $   1,380
                                                                          ---------  ---------  ---------
                                                                          ---------  ---------  ---------

    The Company's income tax expense for the years ended December 31, 1993, 1994 and 1995, differed from amounts computed by applying the U.S. Federal income tax rate of 34 percent to the Company's income before income taxes as a result of the following:

                                                                                YEARS ENDED DECEMBER 31,
                                                                             -------------------------------
                                                                               1993       1994       1995
                                                                             ---------  ---------  ---------
                                                                                     (IN THOUSANDS)
Computed "expected" income tax expense.....................................  $     277  $   1,532  $   1,685
Increase in (reduction of) income tax expense resulting from:
  Decrease in beginning-of-the-year balance of the valuation allowance for
   deferred tax assets.....................................................       (472)    (1,174)    --
  Expiration of state investment tax credit carryforwards..................        472      1,174     --
  State tax expense, net of federal impact.................................         49        232        242
  Adjustment of current tax liability......................................         87        (64)      (520)
  Tax-exempt interest income...............................................        (60)       (65)       (71)
  Goodwill amortization....................................................         43         43         43
  Nondeductible meals and entertainment....................................         20         52         44
  Other, net...............................................................        (37)        69        (43)
                                                                             ---------  ---------  ---------
Reported income tax expense................................................  $     379  $   1,799  $   1,380
                                                                             ---------  ---------  ---------
                                                                             ---------  ---------  ---------

    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                                                                           DECEMBER 31,
                                                                                       --------------------
                                                                                         1994       1995
                                                                                       ---------  ---------
                                                                                          (IN THOUSANDS)
Deferred tax assets:
  Tax basis of InfoSeal-Registered Trademark- intangible assets in excess of book
   basis.............................................................................  $   6,617  $   6,073
  Deferred gain from sale of real estate.............................................        949        143
  Tax basis of receivables from affiliate in excess of book basis....................     --            541
  Equity share plan accruals and other deferred compensation.........................        694      1,604
  Relocation accrual.................................................................        291     --
  Accounts receivable allowance......................................................        160        124
  Inventories, due to additional costs inventoried for tax purposes..................         71         67
  Vacation accrual...................................................................        114        160
  Pension and welfare plans..........................................................         11         34
  Other..............................................................................        138        138
                                                                                       ---------  ---------
Total gross deferred tax assets......................................................      9,045      8,884
Less valuation allowance.............................................................     --         --
                                                                                       ---------  ---------
Net deferred tax assets..............................................................      9,045      8,884
                                                                                       ---------  ---------

Deferred tax liabilities:
  Depreciation......................................................  $    (270) $    (109)
  Pension and welfare plans.........................................       (118)        (9)
  Other.............................................................         (1)        --
                                                                      ---------  ---------
Total gross deferred tax liabilities................................       (389)      (118)
                                                                      ---------  ---------
Net deferred tax asset, including current net asset of $662 in 1994
 and $1,649 in 1995.................................................  $   8,656  $   8,766
                                                                      ---------  ---------
                                                                      ---------  ---------

    Based on the Company's historical and current pretax earnings, management believes that is more likely than not that the recorded deferred tax assets will be realized.

    Income taxes paid, net of refunds received, for the years ended December 31, 1993, 1994 and 1995 were $945,000, $8,833,000 and $2,736,000, respectively, and
$229,000 and $12,000 for the three months ended March 31, 1995 and 1996, respectively.

(10)PENSION AND OTHER EMPLOYEE BENEFIT PLANS

    DEFINED BENEFIT PENSION PLAN

    The Company maintains a noncontributory defined benefit pension plan covering all eligible employees. Normal retirement age is 65, but a provision is made for early retirement. Benefits are based on the employee's compensation and years of service. The Company makes annual contributions to the plan equal to the maximum amount that can be deducted for income tax purposes. Plan assets consist principally of equity and debt securities.

    The 1994 and 1995 projected benefit obligation was computed using the "projected unit credit method," assuming a discount rate on benefit obligations of 8 and 7.25 percent, respectively, an expected long-term rate of return on plan assets of 9 percent and annual salary increases of 5 and 4 percent, respectively, over the average remaining service lives of employees in the plans.

    The following sets forth the funded status of the plan and amounts recognized in the Company's consolidated balance sheets:

                                                                                           DECEMBER 31,
                                                                                       --------------------
                                                                                         1994       1995
                                                                                       ---------  ---------
                                                                                          (IN THOUSANDS)
Actuarial present value of benefit obligations:
  Accumulated benefit obligations, including vested benefits of $2,832 and $2,011,
   respectively......................................................................  $   2,895  $   2,147
                                                                                       ---------  ---------
                                                                                       ---------  ---------
Projected benefit obligations........................................................     (4,993)    (3,854)
Plan assets at fair value............................................................      5,802      5,107
                                                                                       ---------  ---------
Projected benefit obligation less than plan assets...................................        809      1,253
Unrecognized net gain................................................................       (253)      (945)
Unrecognized prior service cost......................................................        113        105
Unrecognized net asset at January 1, 1986 being amortized over 15 years..............       (558)      (465)
                                                                                       ---------  ---------
(Accrued) prepaid pension costs included in other noncurrent (liabilities) assets....  $     111  $     (52)
                                                                                       ---------  ---------
                                                                                       ---------  ---------

    Net pension cost included the following components:

                                                                                YEARS ENDED DECEMBER 31,
                                                                             -------------------------------
                                                                               1993       1994       1995
                                                                             ---------  ---------  ---------
                                                                                     (IN THOUSANDS)
Service cost...............................................................  $     440  $     494  $     406
Interest cost on projected benefit obligation..............................        345        350        334
Return on assets...........................................................       (638)       386     (1,435)
Net amortization and deferral..............................................       (100)    (1,145)       858
                                                                             ---------  ---------  ---------
Net pension cost...........................................................  $      47  $      85  $     163
                                                                             ---------  ---------  ---------
                                                                             ---------  ---------  ---------

    Net pension cost for the three months ended March 31, 1995 and 1996 was $33,000 and $26,000, respectively.

    DEFINED CONTRIBUTION PLAN

    The Company has a salary reduction plan covering all eligible employees under Section 401(k) of the Internal Revenue Code. The Plan includes a provision which allows employees to make pretax contributions. The Company matches between 15 to 45 percent of employee contributions up to 4 to 6 percent of the employee's salary. The Company recognized contribution expense of $315,000, $303,000 and $260,000 for the years ended December 31, 1993, 1994 and 1995, respectively, and $78,000 and $88,000 for the three months ended March 31, 1995 and 1996, respectively.

    HEALTH AND WELFARE

    The Company's independently administered self-insurance program provides health insurance coverage for employees and their dependents on a cost-reimbursement basis. Under the program, the Company is obligated for claims payments. A stop loss insurance contract executed with an insurance carrier covers claims in excess of $100,000 per covered individual per year. During the years ended December 31, 1993, 1994 and 1995, total claims expense of $3,916,000, $3,348,000 and $2,658,000, respectively, was incurred, which represents claims processed, premium expenses, administration fees and an estimate for claims incurred but not reported. Total claims expense for the three months ended March 31, 1995 and 1996 was $890,000 and $886,000, respectively.

    The Company is also self-insured for workers' compensation. Workers' compensation expense was $654,000, $687,000 and $556,000 for the years ended December 31, 1993, 1994 and 1995, respectively, and $164,000 and $133,000 for the three months ended March 31, 1995 and 1996, respectively.

(11)DEFERRED COMPENSATION

    EQUITY SHARE PLAN

    The Company's Label Art subsidiary has an Equity Share Plan which awards shares simulating equity ownership to key employees. These equity shares do not represent common stock or any rights associated with stock ownership of Label Art. The units vest immediately to the employees and the value of a share is determined annually based on Label Art's operating performance or net worth, as defined in the plan. At December 31, 1994 and 1995 and March 31, 1996, there were 345,944 shares outstanding. Provisions of approximately $161,000, $1,271,000 and $2,138,000 were charged against income related to this plan for the years ended December 31, 1993, 1994 and 1995, respectively, and $374,000 for the three months ended March 31, 1995. As of December 31, 1994 and 1995 and March 31, 1996, deferred compensation liability included $1,358,000, $3,224,000 and $3,224,000, respectively, related to this plan.

    CLASS B COMMON STOCK INCENTIVE PLAN

    The Company has a long-term incentive plan which provides for a cash payment at retirement, death or disability based on the difference between (a) the entry level price per Class B common share adjusted for cumulative earnings per share and (b) the price per share paid to Class B shareholders in connection with a 1980 redemption of Class B common shares compounded at 6 percent per annum. Provisions of $5,000 and $9,000 were charged against income related to this plan for the year ended December 31, 1995 and the three months ended March 31, 1996, respectively. For the years ended December 31, 1993 and 1994 and the three months ended March 31, 1995, there were no charges to income for this plan. As of December 31, 1994 and 1995 and March 31, 1996, deferred compensation liability included $215,000, $220,000 and $198,000, respectively, related to this plan.

    STOCK CREDITS

    At December 31, 1995 and March 31, 1996, there were 220.5 stock credits outstanding to the Company's President. This executive is entitled to receive additional stock credits, if employed by the Company, on March 1, 1997. These stock credits do not represent common stock or any rights associated with stock ownership of the Company. The calculation of stock credits is determined by dividing 500,000 by the product of the preceding fiscal year's earnings per share, as adjusted, multiplied by 13.

    Upon death, disability or other termination of employment, other than for cause, the Company shall redeem the stock credits and pay the executive or his heirs additional compensation equal to the appreciation in the value of the stock credits, if any. This is calculated by the product of the executive's outstanding stock credits and the most recent fiscal year's earnings per share, as adjusted, multiplied by 13 less the cumulative value of the stock credits at the time they were awarded to the executive.

    In addition, the executive shall be entitled to receive additional compensation in lieu of dividends that would have been paid to the executive had he owned a number of common shares equal to the number of stock credits credited to his account.

    The interest of the executive in and the right to redeem stock credits cannot be assigned or pledged by the executive. For the year ended December 31, 1993, there were no charges to income related to stock credits. Provisions of $5,000 and $319,000 were charged against income related to the appreciation of the value of the stock credits and additional compensation in lieu of dividends for the years ended December 31, 1994 and 1995, respectively. A provision of $67,000 was charged against income for the three months ended March 31, 1995. As of December 31, 1995 and March 31, 1996, deferred compensation liability included $291,000 related to stock credits.

    STOCK PURCHASE AGREEMENT

    Under the Stock Purchase Agreement described in note 21, the Company is required to satisfy all liabilities related to the above deferred compensation arrangements prior to the closing date of the transaction described in note 21. Accordingly, the deferred compensation liability is reflected as a current liability in the March 31, 1996 consolidated balance sheet.

(12)LEASES
    The Company rents facilities and equipment under noncancelable operating lease agreements. Total rental expense for all operating leases was $607,000, $666,000 and $1,399,000 for the years ended December 31, 1993, 1994 and 1995, respectively, and $406,000 and $182,000 for the three months ended March 31, 1995 and 1996, respectively.

    Future minimum lease payments under all noncancelable operating leases at December 31, 1995 are as follows (in thousands):

YEARS ENDING DECEMBER 31,
- -----------------------------------------------------------------------------------------------
 1996..........................................................................................  $     577
  1997.........................................................................................        523
  1998.........................................................................................        311
  1999.........................................................................................        122
  2000.........................................................................................         59
                                                                                                 ---------
                                                                                                 $   1,592
                                                                                                 ---------
                                                                                                 ---------

(13)CORPORATE RELOCATION EXPENSES
    On May 27, 1993, the Board of Directors decided to relocate corporate facilities from Brewster, New York to Roanoke, Virginia. As a result, the Company has taken a charge to operations of approximately $3,290,000, $413,000 and $657,000 for the years ended December 31, 1993, 1994 and 1995, respectively. The relocation charge for the three months ended March 31, 1995 was approximately $133,000. The initial phase of this relocation occurred on February 18, 1994 and was substantially completed by the end of the first quarter, 1995. This process contributed to the voluntary severance of approximately 163 employees. Included in relocation charges to operations are $1,081,000, $413,000 and $514,000 in 1993, 1994 and 1995, which relates to severance for employees who elected not to relocate to Roanoke, Virginia. The remaining relocation charges relate to moving and other expenses incurred by the Company and its employees to relocate from Brewster, New York.

(14)RELATED PARTY TRANSACTIONS
    In accordance with the terms of certain agreements with MHI and MHL, which expired on December 22, 1994, the Company charged interest on advances made to MHI, paid interest on advances from MHI and reimbursed MHL for management advisory services rendered to the Company. Net interest expense paid to MHI was $560,000 in 1993 and $820,000 in 1994. The rate of interest charged on advances to MHI was based on independent quotes of 30-day commercial paper. The Company paid MHI the current prime rate and the current prime rate less 1 percent for advances to the Company for 1993 and 1994, respectively. There were no amounts due to/from MHI as of December 31, 1994.

    The Company paid $309,000 and $564,000 to MHL for the cost of management services in 1993 and 1994. The 1994 expense includes $286,000 related to a one-time charge related to the acquisitions of MHL by Rogers.

    Pursuant to the terms of certain agreements with Rogers, the Company was charged an amount for management advisory services by Rogers on a monthly basis through December 31, 1995 based on the greater of $25,000 or a percentage of net sales, as defined. Beginning in 1996, the monthly cost of management services was increased to a minimum of $86,000. During 1995, the Company incurred $300,000 for the cost of management services, of which $25,000 payable to Rogers has been netted against other receivables from affiliates at December 31, 1995. The cost of management services was $75,000 and $320,000 for the three months ended March 31, 1995 and 1996, respectively. As of March 31, 1996, $345,000 payable to Rogers has been netted against other receivables from affiliates. There were no amounts directly due to/ from Rogers as of December 31, 1994.

    On December 22, 1994, the Company sold certain real property located in Brewster, New York and Miami, Florida to affiliated real estate subsidiaries (Rogers Realty Corporation of New York and Rogers

Realty Corporation of Florida) which are indirectly owned by Rogers. As a result of these transactions, the Company recorded notes receivable of $7.7 million and deferred gains of $2.4 million which are not reflected on the 1994 consolidated statement of cash flows. These properties were leased by the Company on a month-to-month basis pursuant to sale and leaseback arrangements with these affiliates of Rogers. For the three months ended March 31, 1995 and the year ended December 31, 1995, total rent expense incurred on these related party leases totaled $216,000 and $765,000, respectively. Effective December 31, 1995, these lease arrangements were terminated.

    On March 31, 1995, Rogers Realty Corporation of Florida sold its real property in Miami, Florida to an unrelated party. Consequently, the Company was paid in full for its outstanding note receivable of $1.2 million and all accrued interest thereon. As a result, the deferred gain on the sale of $667,000, recorded in 1994 when such real property was sold to Rogers Realty Corporation of Florida, has been recognized as income for the three months ended March 31, 1995 and the year ended December 31, 1995. Total interest income recorded on these related party notes receivable totaled $765,000, $216,000 and $183,000 for the year ended December 31, 1995 and the three months ended March 31, 1995 and 1996, respectively.

    During 1995, Rogers Realty Corporation of New York entered into a sales agreement with an unrelated party to purchase the Brewster, New York real property. In order to refurbish the facility to improve its marketability, the Company advanced $504,000 to Rogers Realty Corporation of New York during 1995 to pay for building improvements and environmental remediation costs and has recorded these advances as a receivable from the affiliate as of December 31, 1995 and March 31, 1996. Based on the estimated net proceeds of approximately $5.6 million expected from the pending sale of the Brewster facility, the Company has determined that a portion of the aggregate receivable from this affiliate will not be collected. Accordingly, the deferred gain determined as of December 22, 1994 and the aggregate receivable have been reduced by approximately $1.4 million as of December 31, 1995 and March 31, 1996. This has not been reflected on the consolidated statements of cash flows.

    Effective December 22, 1994, the Company formed a new operating subsidiary, InfoSeal-Registered Trademark- International, Inc.
(InfoSeal-Registered Trademark-), that is 99 percent owned by the Company. The Company transferred principally all of the tangible and intangible assets of its InfoSeal-Registered Trademark- business to InfoSeal-Registered Trademark-. The transfer of assets to InfoSeal-Registered Trademark- and sale of real property to affiliated entities described above resulted in a taxable event under the Internal Revenue Code.

    As of December 31, 1994 and 1995 and March 31, 1996, prepaid expenses and other current assets includes $62,000, $47,000 and $100,000, respectively, due from officers and employees, and other noncurrent assets includes notes and accrued interest receivable from officers in the amount of $107,000, $235,000 and $250,000, respectively, of which $15,000, $77,000 and $91,000, respectively, represents accrued interest receivable on notes receivable from shareholder (see note 15).

(15)SHAREHOLDERS' EQUITY
    On July 11, 1994, the Company sold 239 common shares to the Company's President and accepted a $500,000 note receivable in return. On March 1, 1995, the Company sold 188 shares to the same Company executive and accepted a $500,000 note receivable. These notes receivable are due and payable upon death, disability or termination of employment, bear interest compounded semiannually on June 30 and December 31 at an annual rate equal to the greater of 6 percent or the applicable federal rate on each semiannual date per the Internal Revenue Code and are recorded as a reduction of shareholders' equity. These transactions are not reflected on the accompanying consolidated statements of cash flows. Included in interest income for the years ended December 31, 1994 and 1995 and the three months ended March 31, 1995 and 1996 was $15,000, $62,000, $14,000 and
$14,000, respectively, related to these notes.

    The Company's President, if employed by the Company, has the option of purchasing additional common shares for $500,000 during the three-year period commencing March 1, 1998. The amount of shares that can be purchased during the three-year period will be calculated based on a defined formula. This option will terminate upon the closing of the transaction described in note 21.

    The Company has a Stock Redemption Agreement with its two minority shareholders who own a total of 12.7 percent of the Company's outstanding common stock. Under this agreement, the redemption price per share is calculated by the average consolidated earnings per share of the two preceding fiscal years, as adjusted, prior to the date of redemption multiplied by 13. Upon death, disability or termination, the minority shareholders must sell to the Company, and the Company must purchase, any and all option shares outstanding. The Stock Redemption Agreement will terminate upon the closing of the transaction described in note 21.

(16)ACQUISITION OF SUBSIDIARY AND DISPOSAL OF PRODUCT LINES
    On August 11, 1993, Label Art, Inc., a wholly-owned subsidiary of the Company, acquired Short Run Labels, Inc. in exchange for $5,736,000 cash. The acquisition was accounted for as a purchase; accordingly, the results of operations for Short Run Labels, Inc. are included in the consolidated financial statements only from the date of acquisition. Pro forma results of operations are not presented because the effect is not material to the consolidated statements of income. The goodwill arising as a result of the excess of the purchase price over the fair value of net assets acquired is being amortized on the straight-line method over 15 years.

    The following table summarizes the acquisition:

                                                                                        (DOLLARS IN
                                                                                        THOUSANDS)
                                                                                   ---------------------
Purchase price...................................................................        $   5,736
                                                                                            ------
Cash.............................................................................              204
Accounts receivable..............................................................               66
Inventory........................................................................              151
Property, plant and equipment....................................................            1,100
Other assets.....................................................................              154
Accounts payable and accrued expenses............................................             (279)
Long-term debt...................................................................             (440)
                                                                                            ------
Net assets acquired (estimated fair market value)................................              956
                                                                                            ------
Excess of purchase price over fair value of net assets acquired (goodwill).......        $   4,780
                                                                                            ------
                                                                                            ------

    On December 2, 1994, the Company sold certain assets of its Flat Division product line to The Reynolds and Reynolds Company ("Reynolds") resulting in a net gain of $2,829,000 in 1994. In 1995, the Company recognized additional costs of $16,000 relating to the disposal of its Flat Division. The asset purchase agreement provided, among other things, that the Company covenant not to compete with Reynolds in the pegboard, one-write accounting system and HCFA medical claim form businesses for a period of five years from the date of sale.

    On April 19, 1995, the Company sold certain assets of its Tax Forms Business product line to Taylor Corporation ("Taylor") resulting in a net gain of $405,000. The asset purchase agreement provided, among other things, that the Company covenant not to compete with Taylor in the manufacturing or imprinting, and sale or distribution of generic or custom tax forms in the U.S. for a period of five years from the date of sale. In addition, on April 19, 1995, the Company entered into a manufacturing agreement with Taylor whereby Taylor will purchase no less than 75 percent of its tax form mailer requirements for a period of five years up to an agreed-upon maximum dollar value.

(17)FAIR VALUE OF FINANCIAL INSTRUMENTS
    Statement of Financial Accounting Standards No. 107, DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS, requires the Company to disclose estimated fair values of its financial instruments. SFAS 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments: The carrying amounts reported in the consolidated balance sheet for cash, notes receivable and long-term debt approximate fair value. The fair value of long-term debt is estimated by discounting the future cash flows of each instrument at rates currently offered to the Company for similar debt instruments of comparable maturities by the Company's bank. The fair values of investment securities (see note 5) are based on dealer quotes at the reporting date for those or similar investments.

(18)CONTINGENCIES
    In the normal course of business, the Company is subject to proceedings, lawsuits and other claims. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. There are no legal proceedings, lawsuits or other claims pending against or involving the Company which, in the opinion of management, will have a material adverse impact upon the consolidated financial position, results of operations or liquidity of the Company.

(19)BUSINESS AND CREDIT CONCENTRATIONS
    The Company provides credit, in the normal course of business, to industry dealers and distributors. Concentration of credit risk with respect to trade receivables is limited due to the Company's large number of customers. The Company also performs ongoing credit evaluations of its customers. Management believes that credit risks at December31, 1994 and 1995 and March31, 1996 have been adequately provided for in the consolidated financial statements.

    The Company's raw materials are readily available, and the Company is not dependent on a single supplier or only a few suppliers.

(20)NEW ACCOUNTING STANDARD
    In March1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF. SFAS 121 requires companies to review long-lived assets and certain identifiable intangibles to be held, used or disposed of, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company adopted this statement effective January1, 1996. The adoption of this statement did not have a significant effect on the Company's consolidated financial statements.

(21)SUBSEQUENT EVENT (UNAUDITED)
    On April 25, 1996, Rogers and National Fiberstock Corporation (the "Buyer") signed a letter of intent whereby the Buyer would acquire the Company. It is the further intention of both parties and the Company's two minority shareholders, to enter into a Stock Purchase Agreement (the "Agreement") which contemplates a transaction in which the Buyer will purchase from the Sellers, and the Sellers will sell to the Buyer, all of the outstanding capital stock of the Company in return for cash. In addition, the Agreement stipulates that on or prior to the closing date of the transaction, the Company shall satisfy all liabilities under and terminate each of the deferred compensation arrangements described in note11.

- ------------------------------------------------
                                ------------------------------------------------
- ------------------------------------------------
                                ------------------------------------------------

    NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THOSE TO WHICH IT RELATES, NOR DOES IT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                           --------------------------

                               TABLE OF CONTENTS

                                                   PAGE
                                                 ---------
Available Information..........................         ii
Prospectus Summary.............................          1
Risk Factors...................................         10
The Transactions...............................         14
Use of Proceeds of the New Notes...............         14
Pro Forma Capitalization.......................         15
The Exchange Offer.............................         16
Unaudited Pro Forma Financial Data.............         24
Selected Historical Financial Data -- National
 Fiberstok Corporation.........................         35
Selected Historical Consolidated Financial Data
 -- Transkrit Corporation......................         36
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations....................................         37
Industry.......................................         43
Business.......................................         45
Management.....................................         53
Security Ownership.............................         59
Certain Relationships and Related
 Transactions..................................         61
Description of New Bank Credit Facility........         62
Description of Notes...........................         63
Certain U.S. Federal Income Tax Consequences...         89
Transfer Restrictions..........................
Book-Entry; Delivery and Form..................         90
Plan of Distribution...........................         92
Experts........................................         93
Legal Matters..................................         93
Index to Financial Statements..................        F-1

                                 --------------

                                   PROSPECTUS
                                 --------------

                               NATIONAL FIBERSTOK
                                  CORPORATION

                               OFFER TO EXCHANGE

                    11 5/8% SENIOR NOTES DUE 2002, SERIES B
          FOR ALL OUTSTANDING 11 5/8% SENIOR NOTES DUE 2002, SERIES A

                                           , 1996

- ------------------------------------------------
                                ------------------------------------------------
- ------------------------------------------------
                                ------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Certificate of Incorporation of the Company provides that no director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by Delaware General Corporation Law, (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct of a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General
Corporation Law or (iv) for any tranaction from which director derived an improper prsonal benefit.

    Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation, a "derivative action") if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlememt of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Exhibits

 EXHIBIT
   NO.                                                 DESCRIPTION
- ---------  ----------------------------------------------------------------------------------------------------
     1.    Purchase Agreement dated as of June 21, 1996 among the Company, Label Art, Inc., Putnam Graphic
            Innovations, Inc., InfoSeal International, Inc., Government Forms and Systems, Inc., Boharb
            Corporation, Short Run Labels, Inc., BT Securities Corporation and Donaldson, Lufkin & Jenrette
            Securities Corporation.
     2.    Certificate of Ownership and Merger merging Transkrit Corporation into the Company filed with the
            Secretary of State of Delaware on June 28, 1996.
     3.1   Certificate of Incorporation of the Company, as amended to date, filed with the Secretary of State of the State of Delaware on August 18, 1989.
     3.2   By-laws of the Company.
     4.1   Indenture dated as of June 15, 1996 among the Company, Label Art, Inc., Putnam Graphic Innovations,
            Inc., InfoSeal International, Inc., Government Forms and Systems, Inc., Boharb Corporation, Short
            Run Labels, Inc. and Wilmington Trust Company (the "Indenture").
     4.2   Specimen Certificate of 11 5/8% Series A Senior Note due 2002 (included in Exhibit 4.1 hereto).
     4.3   Specimen Certificate of 11 5/8% Series B Senior Note due 2002 (the "New Notes") (included in Exhibit
            4.1 hereto).
     4.4   Form of Guarantee of securities issued pursuant to the Indenture (included in Exhibit 4.1 hereto).
     4.5   The Registration Rights Agreement dated as of June 28, 1996 among the Company, Label Art, Inc.,
            Putnam Graphic Innovations, Inc., InfoSeal International, Inc., Government Forms and Systems, Inc.,
            Boharb Corporation, Short Run Labels, Inc., BT Securities Corporation and Donaldson, Lufkin &
            Jenrette Securities Corporation.
     4.6   Securities Pledge Agreement dated as of June 28, 1996 between National Fiberstok Corporation and
            Wilmington Trust Company.

 EXHIBIT
   NO.                                                 DESCRIPTION
- ---------  ----------------------------------------------------------------------------------------------------
     4.7   Securities Pledge Agreement dated as of June 28, 1996 between Label Art, Inc. and Wilmington Trust
            Company.
     4.9   Securities Pledge Agreement dated as of June 28, 1996 between Boharb Corporation and Wilmington
            Trust Company.
    *5.1   Opinion of White & Case regarding the legality of the New Notes.
    10.1   Master Lease Agreement dated as of December 21, 1995 between the CIT Group Equipment Financing, Inc.
            and the Company.
    10.2   Lease Agreement dated October 4, 1990 by and between Dermody Industrial Group as Landlord and the
            Company as Tenant for the property located at 855 Linda Way, Sparks, Nevada.
    10.3   Lease Agreement dated September 1, 1988 by and between Klein Tools as Landlord and Label Art, Inc.
            as Tenant for the property located at 5721 South Zero Street, Fort Smith, Arkansas.
    10.4   Occupancy Agreement dated as of August 11, 1993 among Gailerd Smith and Eileen Ruder as Landlords and Short Run Labels, Inc. as Tenant for the property located at 1681 Industrial Road, San Carlos,
            California.
    10.5   Lease Agreement dated as of May 23, 1995 between FRP Development Corp. as Landlord and Short Run
            Labels, Inc. as Tenant for the property located at 812 Oregon Avenue, Linthicum, Maryland.
    10.6   Lease Agreement dated as of March 28, 1991 between the Company as Tenant and the Prudential Jimmie
            Taylor Realtors as Landlord for the property located at 4407 South 16th Street, Fort Smith,
            Arkansas.
    10.7   Indenture of Lease dated as of June 19, 1992 between C.E. Runion as Landlord and the Company as
            Tenant for the property located at Highway 25, Travelers Rest, Greenville County, South Carolina.
    10.8   Lease Agreement dated as of September 2, 1994 between Tornetta Realty Corp. as Landlord and the
            Company as Tenant for the property located at 2051A Potshop Lane, Norristown, PA.
    10.9   Lease Agreement dated as of April 1, 1980 between C-S-K Louisville as Landlord and the Company as
            Tenant for the property located at 7707 National Turnpike, Louisville, Kentucky 40214.
    10.10  Lease Agreement dated as of May 10, 1994 between Jadow Realty Company, L.P. as Landlord and the
            Company as Tenant for the premises located at 7990 Second Flag Drive, Cobb County, Georgia.
    10.11  Office Building Lease dated as of June 20, 1995 between Peachtree Dunwoody Partners, L.P. as
            Landlord and the Company as Tenant for the property located at 5775 Peachtree Dunwoody Road,
            Atlanta, GA.

    10.12  Transkrit Corporation, Employees' Pension Plan Restated as of January 1, 1989.
    10.13  Management Supplemental Retirement Agreement dated as of January 1, 1990 between the Company and
            William C. Britts.
    10.14  Employee's Retirement Plan of National Fiberstok Corporation.
    10.15  Amended and Restated Advisory Services Agreement dated as of June 28, 1996 among the Company, MDC
            Management Company II, L.P. and MDC Management Company.
    10.16  Employment Agreement dated as of June 28, 1996 between Robert M. Miklas and the Company.
   *10.17  Employment Agreement dated as of June 9, 1995, as amended, between Robert B. Webster and the
            Company.
    10.18  Employment Agreement dated as of June 28, 1996 between Jack Resnick and the Company.

 EXHIBIT
   NO.                                                 DESCRIPTION
- ---------  ----------------------------------------------------------------------------------------------------
   *10.19  Employment Agreement dated as of March 13, 1986 between Thomas J. Cobery and the Company.
   *10.20  Non-Competition Agreement dated as of March 13, 1986 between the Company and Thomas J. Cobery.
    10.21  Employment Agreement dated as of April 5, 1983 between the Company and William C. Britts.
    10.22  DEC International, Inc. 1996 Stock Incentive Plan.
    10.23  Credit Agreement dated as of June 28, 1996 among the Company, Label Art, Inc., Putnam Graphic
            Innovations, Inc., InfoSeal International, Inc., Government Forms and Systems, Inc., Boharb
            Corporation, Short Run Labels, Inc. and Heller Financial, Inc.
    12.1   Statement re computation of ratios.
    23.1   Consent of Arthur Andersen LLP.
    23.2   Consent of KPMG Peat Marwick LLP.
    23.3   Consent of White & Case (contained in the opinion filed as Exhibit 5.1 hereto).
    24.1   Power of Attorney (see pages II-4 through II-11).
    25.1   Statement of eligibility of trustee.
   *99.1   Form of Letter of Transmittal for New Notes.
   *99.2   Form of Notice of Guaranteed Delivery for New Notes.
   *99.3   Letter to Brokers.
   *99.4   Letter to Clients.
   *99.5   Instruction to Registered Holder and/or Book Entry Transfer Participant from Beneficial Owner.
    99.6   Guidelines for Certificate of Taxpayer Identification Number on substitute Form W-9.

- ------------------------
*To be filed by amendment.

ITEM 22.  UNDERTAKINGS.

    (a) The undersigned registrants hereby undertake that insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers and controlling persons of the Registrants pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by its is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (b) The undersigned registrants hereby undertake to respond to requests for information that is incorporated by reference into this prospectus pursuant to
Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    (c) The undersigned registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

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